As filed with the Securities and Exchange Commission on August 27, 2009
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form S-1
REGISTRATION STATEMENT
THE SECURITIES ACT OF 1933

Grand Canyon Education, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	8221	20-3356009
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3300 W. Camelback Road
Phoenix, Arizona 85017
(602) 639-7500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Christopher C. Richardson
General Counsel
Grand Canyon Education, Inc.
3300 W. Camelback Road
Phoenix, Arizona 85017
(602) 639-7500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

David P. Lewis, Esq.	Mark A. Stegemoeller, Esq.
DLA Piper LLP (US)	Latham & Watkins LLP
2525 East Camelback Road, Suite 1000	355 South Grand Avenue
Phoenix, Arizona 85016	Los Angeles, California 90071
(480) 606-5100	(213) 485-1234

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of		Offering	Aggregate	Registration
Security to be Registered	Amount to be Registered	Price per Share(1)	Offering Price(1)	Fee(2)
Common Stock, par value $0.01 per share	8,000,000	$18.91	$151,280,000	$8,442

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act on the basis of the average of the high and low prices of Grand Canyon Education, Inc.’s common stock as reported on The Nasdaq Global Market on August 25, 2009.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price, including the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Dated August 27, 2009

           Shares

Grand Canyon Education, Inc.
Common Stock

We are offering 1,000,000 shares of our common stock and the selling stockholders identified in this prospectus are offering           shares of our common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Our common stock is listed on The Nasdaq Global Market under the symbol “LOPE.” The last reported sale price of our common stock on August 25, 2009 was $18.58 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

Certain of the selling stockholders have granted the underwriters a 30-day option to purchase a maximum of additional shares on the same terms and conditions as set forth above, to cover over-allotments of shares, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about          , 2009.

Joint Book-Running Managers

Credit Suisse	BofA Merrill Lynch

BMO Capital Markets	William Blair & Company	Piper Jaffray	Barrington Research

The date of this prospectus is          , 2009.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in, or incorporated by reference in, this prospectus or in any free-writing prospectus that we specifically authorize to be delivered or made available to you. We have not, the selling stockholders have not, and the underwriters have not authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in, or incorporated by reference in, this prospectus or in any free-writing prospectus that we specifically authorize to be delivered or made available to you is accurate only as of the date of this prospectus, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, the selling stockholders have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in or incorporated by reference into this prospectus. This summary sets forth the material terms of the offering, but does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus and the documents that are incorporated by reference into this prospectus carefully before making an investment decision, especially the risks of investing in our common stock described under “Risk Factors.” Unless the context otherwise requires, the terms “we,” “us,” “our,” “Grand Canyon,” and “Grand Canyon Education” refer to Grand Canyon Education, Inc. and our predecessor as the context requires, and references to “Grand Canyon University” refer to the postsecondary education institution operated by Grand Canyon Education, Inc.

Overview

We are a regionally accredited provider of online postsecondary education services focused on offering graduate and undergraduate degree programs in our core disciplines of education, business, and healthcare. In addition to our online programs, we offer ground programs at our traditional campus in Phoenix, Arizona and onsite at the facilities of employers. We are committed to providing an academically rigorous educational experience with a focus on career-oriented programs that meet the objectives of our students. We utilize an integrated, innovative approach to marketing, recruiting, and retaining students, which has enabled us to increase enrollment from approximately 3,000 students at the end of 2003 to approximately 27,600 students at June 30, 2009, representing a compound annual growth rate of approximately 50% over that period and an increase of 67% over the approximately 16,500 students we had at June 30, 2008. At December 31, 2008, 89.1% of our students were enrolled in our online programs, and 52.9% of our students were pursuing master’s or doctoral degrees.

Our three core disciplines of education, business, and healthcare represent large markets with attractive employment opportunities. According to a March 2009 report from the U.S. Department of Education, National Center for Education Statistics, or NCES, these disciplines ranked as three of the four most popular fields of postsecondary education, based on degrees conferred in the 2006-07 school year. The U.S. Department of Labor, Bureau of Labor Statistics, or BLS, estimated in its 2008-09 Career Guide that these fields comprised over 40 million jobs in 2006, many of which require postsecondary education credentials.

We primarily focus on recruiting and educating working adults, whom we define as students age 25 or older who are pursuing a degree while employed. As of June 30, 2009, approximately 90% of our online students were age 25 or older. We believe that working adults are attracted to the convenience and flexibility of our online programs because they can study and interact with faculty and classmates during times that suit their schedules. We also believe that working adults represent an attractive student population because they are better able to finance their education, more readily recognize the benefits of a postsecondary degree, and have higher persistence and completion rates than students generally.

We have experienced significant growth in enrollment, net revenue, and operating income over the last several years. Our enrollment at December 31, 2008 was approximately 24,600, representing an increase of approximately 67% over our enrollment at December 31, 2007. Our net revenue and operating income for the year ended December 31, 2008 were $161.3 million and $12.8 million, respectively, representing increases of 62.4% and 194.5%, respectively, over the year ended December 31, 2007. Our enrollment at June 30, 2009 was approximately 27,600, representing an increase of approximately 67% over our enrollment at June 30, 2008. Our net revenue and operating income for the six months ended June 30, 2009 were $118.4 million and $22.0 million, respectively, representing increases of 68.4% and 248.0%, respectively, over the six months ended June 30, 2008. We seek to achieve continued growth in a manner that reinforces our reputation for providing academically rigorous, career-oriented educational programs that advance the careers of our students.

We have been regionally accredited by the Higher Learning Commission of the North Central Association of Colleges and Schools, or the Higher Learning Commission, and its predecessor since 1968, and we were reaccredited by the Higher Learning Commission in 2007 for the maximum term of ten years. In addition, we have specialized accreditations for certain programs from the Association of Collegiate Business Schools and Programs, the Commission on Collegiate Nursing Education, and the Commission on Accreditation of Athletic Training Education. We believe that our regional accreditation, together with these specialized accreditations, reflect the quality of our programs, enhance their marketability, and improve the employability of our graduates.

We were founded as Grand Canyon College, a traditional, private, non-profit college, in 1949 and moved to our existing campus in Phoenix, Arizona in 1951. In February 2004, several of our current stockholders acquired Grand Canyon University and converted it to a for-profit institution. Since then, we have enhanced our senior management team, expanded our online platform and programs, and initiated an infrastructure and technology improvement plan and a marketing and branding effort to further differentiate us in the markets in which we operate and support our continued growth. We have also maintained our non-denominational Christian identity, with many of our ground programs including Christian study requirements and our online programs including ethics requirements and electives in religion.

Industry

The United States market for postsecondary education represents a large and growing opportunity. According to the March 2009 NCES report, total revenue for all degree-granting postsecondary institutions was over $411 billion for the 2005-06 school year. In addition, according to a March 2009 NCES report, approximately 18.2 million students were projected to be enrolled in postsecondary institutions in 2008 and the number was projected to grow to 20.1 million by 2017. We believe that future growth in this market will be driven, in part, by the increasing number of job openings in occupations that require bachelor’s or master’s degrees, which a November 2007 report based on BLS data has projected will grow approximately 17% and 19%, respectively, between 2006 and 2016, or nearly double the growth rate the BLS projected for occupations that do not require postsecondary degrees. Moreover, according to U.S. Census Bureau data, individuals with a postsecondary degree are able to obtain a significant compensation premium relative to individuals without a degree.

The market for online postsecondary education has grown more rapidly than the overall postsecondary market. A 2008 study by Eduventures, LLC, an education consulting and research firm, projected that from 2002 to 2008 enrollment in online postsecondary programs increased from approximately 0.4 million to approximately 1.9 million, representing a compound annual growth rate of approximately 28.6%. In comparison, in March 2009 the NCES projected a compound annual growth rate of 1.5% in enrollment in postsecondary programs overall during the same period. We believe this growth has been driven by a number of factors, including the greater convenience and flexibility of online programs as compared to ground-based programs and the increased acceptance of online programs among academics and employers. According to a 2006 survey by the Sloan Consortium, a trade group focused on online education, 79.1% of chief academic officers surveyed at institutions with 15,000 or more students, most of which offer online programs, and 61.9% of all chief academic officers surveyed, believe that online learning outcomes are equal or superior to traditional face-to-face instruction.

Competitive Strengths

We believe we have the following competitive strengths:

Established presence in targeted, high demand disciplines.  We have an established presence within our three core disciplines of education, business, and healthcare. We believe our focused approach enables us to develop our academic reputation and brand identity within our core disciplines, recruit and retain quality faculty and staff members, and meet the educational and career objectives of our students.

Focus on graduate degrees for working adults.  We have designed our program offerings and our online delivery platform to meet the needs of working adults, particularly those seeking graduate degrees to obtain pay increases or job promotions that are directly tied to higher educational attainment.

Campus-based tradition that complements online capabilities.  We believe that our 60-year heritage as a traditional campus-based university complements our online capabilities, attracts students who seek to affiliate with a traditional university, enhances the reputation of our degree programs among prospective students and employers, and differentiates us in the for-profit postsecondary market.

Commitment to offering academically rigorous, career-oriented programs.  We are committed to offering academically rigorous educational programs that are designed to help our students achieve their career objectives. Our programs are taught by qualified faculty, substantially all of whom hold at least a master’s degree and often have practical experience in their respective fields.

Innovative marketing, recruiting, and retention strategy.  We have developed an integrated, innovative approach to student marketing, recruitment, and retention to reach our targeted students. We also proactively provide support to students at key points during their consideration of, and enrollment at, Grand Canyon University to enhance the probability of student enrollment and retention.

Experienced executive management team with strong operating track-record.  Our executive management team possesses extensive experience in the management and operation of publicly-traded for-profit, postsecondary education companies, as well as other educational services businesses, including in the areas of marketing to, recruiting, and retaining students pursuing online and other distance education degree offerings, and in online content development.

Growth Strategies

We intend to pursue the following growth strategies:

Increase enrollment in existing programs.  We intend to increase enrollment in existing programs within our three core disciplines, which we believe offer ample opportunity for growth. We also intend to increase the number of our enrollment counselors and marketing and student services personnel to drive enrollment growth and enhance student retention.

Expand online program and degree offerings consistent with student and employment demand trends.  We develop and offer new programs that we believe have attractive demand characteristics and that are consistent with employment trends in the country. In this regard, we seek to develop additional programs in healthcare, education, business and liberal arts that are relevant to employers in these fields.

Continue to enhance the profile and reputation of our traditional ground campus.  We intend to continue to enhance the profile and reputation of our traditional ground campus by leveraging the capabilities of our full-time ground faculty, attracting additional faculty with strong academic credentials, expanding upon and modernizing our campus infrastructure and technological capabilities, and strengthening our athletic programs. We believe these activities will continue to sustain and enhance the reputation of our programs and help drive, and support, increased ground and online enrollments.

Further enhance our brand recognition.  We continue to enhance our brand recognition by pursuing online and offline marketing campaigns, developing our ground campus and traditional university programs to increase awareness of the university, establishing strategic branding relationships with recognized industry leaders, and developing complementary resources in our core disciplines that increase the overall awareness of our offerings.

Leverage infrastructure and drive earnings growth.  We have made and will continue to make significant investments in our people, processes, and technology infrastructure. We believe that these investments have prepared us to deliver our academic programs to a much larger student population with only modest incremental investment, and have also enabled us to increase the effectiveness of our academic, administrative and student services in ways that will assist in our efforts to increase student success and retention levels. We intend to continue leveraging our historical investments over our increasing enrollment, which we believe will allow us to increase our operating margins over time.

Expand relationships with private sector and government employers.  We seek additional relationships with health care systems, school districts, emergency services providers, and other employers through which we market our offerings to their employees. These relationships provide leads for our programs, build our recognition among employers in our core disciplines, and enable us to identify new programs and degrees that are in demand by students and employers.

Risks Affecting Us

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this Prospectus Summary. In particular, our business would be adversely affected if:

•	we are unable to attract and retain students as a result of the highly competitive markets in which we operate;

•	we are unable to comply with the constantly evolving and extensive regulatory requirements to which our business is subject, including requirements governing the Title IV federal student financial aid programs, state laws and regulations, and accrediting commission requirements;

•	we experience any student, regulatory, reputational, or other events that adversely affect our degree offerings;

•	we experience a change in control under applicable regulatory or accrediting standards, and we are unable to obtain appropriate approvals for such an event in a timely manner, or at all;

•	we experience damage to our reputation or other adverse effects in connection with any compliance audit; regulatory action; investigation, including the investigation of Grand Canyon University currently being conducted by the Office of Inspector General of the U.S. Department of Education; or litigation, including the pending qui tam action regarding the manner in which we have compensated our enrollment personnel;

•	we experience damage to our reputation or other adverse effects as a result of negative publicity in the media, in industry or governmental reports, or otherwise, affecting us or other companies in the for-profit postsecondary education sector;

•	we are unable to attract and retain key personnel needed to sustain and grow our business;

•	our students are unable to obtain student loans on affordable terms, or at all;

•	adverse economic or other developments affect demand in our core disciplines; or

•	we are unable to develop new programs or expand our existing programs in a timely and cost-effective manner.

Corporate Information

We were formed in Delaware in November 2003 for the purpose of acquiring the assets of Grand Canyon University. Our principal executive offices are located at 3300 West Camelback Road, Phoenix, Arizona 85017, and our telephone number is (602) 639-7500. Our website is located at www.gcu.edu. The information on, or accessible through, our website does not constitute part of, and is not incorporated into, this prospectus.

Accreditation

We are accredited by the Higher Learning Commission of the North Central Association of Colleges and Schools, 30 N. LaSalle Street, Suite 2400, Chicago, Illinois 60602-2504; telephone (312) 263-0456; website www.ncahlc.org. The information on, or accessible through, the website of the Higher Learning Commission does not constitute part of, and is not incorporated into, this prospectus.

Industry Data

We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from market research, publicly-available information and private industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry as of the time they were prepared, which in some cases preceded the current economic downturn, and there is no assurance that any of the projected numbers will be reached. Similarly, we believe that the surveys and market research others have completed are reliable, but we have not independently verified their findings.

OFFERING SUMMARY

Common stock offered by us	1,000,000 shares

Common stock offering by the selling stockholders	shares

Total common stock offered	shares

Total common stock outstanding after this offering	45,576,417 shares

Use of proceeds	We estimate that the proceeds to us from this offering will be approximately $ million, based on an assumed offering price of $ per share, which is the closing price of our common stock as reported on The Nasdaq Global Market on August , 2009 and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds to us from this offering to pay the fees and expenses of this offering that are payable by us, and for working capital and other general corporate purposes. See “Use of Proceeds.” We will not receive any proceeds from the shares sold by the selling stockholders.

Risk factors	You should carefully read and consider the information set forth under the section titled “Risk Factors” and all other information set forth in or incorporated by reference into this prospectus before deciding to invest in shares of our common stock.

Nasdaq Global Market symbol	LOPE

The number of shares of our common stock to be outstanding following this offering is based on 44,576,417 shares of our common stock outstanding as of June 30, 2009. This number does not include:

•	3,310,532 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2009 under our equity incentive plan, with a weighted average exercise price of $12.11 per share;

•	22,377 shares of common stock that were issued upon the exercise of stock options subsequent to June 30, 2009; and

•	1,956,107 shares of common stock reserved for future issuance under our equity incentive plan as of June 30, 2009.

Unless otherwise indicated, the information in this prospectus reflects and assumes no exercise by the underwriters of their option to purchase up to an additional           shares of our common stock from certain of the selling stockholders to cover over-allotments, if any.

SUMMARY FINANCIAL AND OTHER DATA

The following table sets forth our summary financial and other data as of the dates and for the periods indicated. The statement of operations and other data, excluding period end enrollment, for each of the years in the three-year period ended December 31, 2008, have been derived from our audited financial statements, which are included with our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference into this prospectus. The statement of operations and other data, excluding period end enrollment, for each of the six month periods ended June 30, 2008 and 2009, and the balance sheet data as of June 30, 2009, have been derived from our unaudited financial statements, which are included with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which is incorporated by reference into this prospectus. In the opinion of management, our unaudited financial statements include all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. Our historical results are not necessarily indicative of our results for any future period.

You should read the following summary financial and other data in conjunction with “Selected Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes, all of which are incorporated by reference into this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
				(Unaudited)
	(In thousands, except enrollment
	and per share data)

Statement of Operations Data:
Net revenue	$72,111	$99,326	$161,309	$70,275	$118,364
Costs and expenses:
Instructional costs and services	31,287	39,050	54,450	24,028	38,379
Selling and promotional	20,093	35,148	65,551	27,473	40,301
General and administrative	15,011	17,001	26,825	10,960	17,521
Royalty to former owner	2,678	3,782	1,686	1,488	148

Total costs and expenses	69,069	94,981	148,512	63,949	96,349

Operating income	3,042	4,345	12,797	6,326	22,015
Interest expense	(2,827)	(2,975)	(2,897)	(1,507)	(1,087)
Interest income	912	1,172	640	432	229

Income before income taxes	1,127	2,542	10,540	5,251	21,157
Income tax expense	529	1,016	3,855	2,027	8,439

Net income	598	1,526	6,685	3,224	12,718
Preferred dividends	(527)	(349)	(938)	(521)	—

Net income available to common stockholders	$71	$1,177	$5,747	$2,703	$12,718

Earnings per common share
Basic	$0.00	$0.06	$0.26	$0.14	$0.28

Diluted	$0.00	$0.03	$0.17	$0.08	$0.28

Shares used in computing earnings per common share
Basic	18,853	18,923	22,185	19,089	45,159

Diluted	36,858	35,143	33,430	32,623	45,437

Other Data:
Capital expenditures	$2,387	$7,406	$8,374	$3,504	$11,111
Purchase of campus land and buildings	$—	$—	$—	$—	$35,505
Depreciation and amortization	$2,396	$3,300	$5,095	$2,269	$3,386
Adjusted EBITDA(1)	$9,074	$11,723	$25,675	$10,294	$26,978
Period end enrollment:
Online	8,406	12,497	21,955	14,847	26,234
Ground	2,256	2,257	2,681	1,663	1,388

	As of June 30, 2009
	Actual	As Adjusted(2)
	(Unaudited)
	(In thousands)

Balance Sheet Data:
Cash, cash equivalents and investments — unrestricted	$25,225	$
Cash and cash equivalents — restricted	6,230
Total assets	126,506
Capital lease obligations (including short-term)	2,013
Other indebtedness (including short-term indebtedness)	27,681
Total stockholders’ equity	53,965

(1)	Adjusted EBITDA is defined as net income (loss) plus interest expense net of interest income, plus income tax expense (benefit), and plus depreciation and amortization (EBITDA), as adjusted for (i) royalty payments incurred pursuant to an agreement with our former owner that has been terminated as of April 15, 2008, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors affecting comparability — Settlement with former owner” included with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which is incorporated by reference into this prospectus; (ii) management fees and expenses that are no longer paid; (iii) contributions made to Arizona school tuition organizations in lieu of the payment of state income taxes; and (iv) share-based compensation.

We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. We also make certain compensation decisions based, in part, on our operating performance, as measured by Adjusted EBITDA, and our loan agreement requires us to comply with covenants that include performance metrics substantially similar to Adjusted EBITDA. All of the adjustments made in our calculation of Adjusted EBITDA are adjustments to items that management does not consider to be reflective of our core operating performance. Management considers our core operating performance to be that which can be affected by our managers in any particular period through their management of the resources that affect our underlying revenue and profit generating operations during that period. Management fees and expenses, royalty expenses paid to our former owner, financing arrangements, and share-based compensation are not considered reflective of our core operating performance.

Our management uses Adjusted EBITDA:

•	in developing our internal budgets and strategic plan;

•	as a measurement of operating performance;

•	as a factor in evaluating the performance of our management for compensation purposes;

•	to, in part, assess compliance with our loan agreement; and

•	in presentations to the members of our Board of Directors to enable our board to have the same measurement basis of operating performance as are used by management to compare our current operating results with corresponding prior periods and with the results of other companies in our industry.

However, Adjusted EBITDA is not a recognized measurement under GAAP, and when analyzing our operating performance, investors should use Adjusted EBITDA in addition to, and not as an alternative for, net income, operating income, or any other performance measure presented in accordance with GAAP, or as an alternative to cash flow from operating activities or as a measure of our liquidity. Because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA has limitations as an analytical tool, as discussed under “Management’s Discussion and Analysis of Financial Condition and

Results of Operations — Non-GAAP Discussion” included with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which is incorporated by reference into this prospectus.

The following table presents data relating to Adjusted EBITDA, which is a non-GAAP measure, for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
				(Unaudited)
	(In thousands)

Net income	$598	$1,526	$6,685	$3,224	$12,718
Plus: interest expense net of interest income	1,915	1,803	2,257	1,075	858
Plus: income tax expense	529	1,016	3,855	2,027	8,439
Plus: depreciation and amortization	2,396	3,300	5,095	2,269	3,238

EBITDA	5,438	7,645	17,892	8,595	25,253

Plus: royalty to former owner(a)	2,678	3,782	1,686	1,488	148
Plus: management fees and expenses(b)	958	296	356	211	—
Plus: contributions made in lieu of state income taxes(c)	—	—	750	—	—
Plus: share-based compensation(d)	—	—	4,991	—	1,577

Adjusted EBITDA	$9,074	$11,723	$25,675	$10,294	$26,978

(a)	Reflects the royalty fee arrangement with the former owner of Grand Canyon University in which we agreed to pay a stated percentage of cash revenue generated by our online programs. As a result of the settlement of a dispute with the former owner, we are no longer obligated to pay this royalty, although the settlement includes a prepayment of future royalties that will be amortized in 2008 and future periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors affecting comparability — Settlement with former owner” included with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which is incorporated by reference into this prospectus.

(b)	Reflects management fees and expenses of $0.3 million, $0.3 million, and $0.4 million for the years ended December 31, 2006, 2007, and 2008, respectively, and $0.2 million for the six months ended June 30, 2008, to the general partner of Endeavour Capital Fund IV, L.P., one of our significant stockholders, and an aggregate of $0.7 million for the year ended December 31, 2006, to an entity affiliated with a former director and another affiliated with a significant stockholder, in each case following their investment in us. The agreements relating to these arrangements have all terminated.

(c)	Reflects contributions made in 2008 to various Arizona school tuition organizations to assist with funding for education. In connection with such contributions, we received a dollar-for-dollar state income tax credit, which resulted in a reduction in our effective income tax rate to 36.6% for the year ended December 31, 2008. Had this payment not been made, our effective tax rate would have been 40.8%. Such contributions were made in lieu of payments of state income taxes and are therefore excluded from evaluation of our core operating performance for the year ended December 31, 2008.

(d)	Reflects share-based compensation expense relating to stock and option grants made to employees and directors in connection with our initial public offering and thereafter.

(2)	As adjusted to give effect to the sale of shares of common stock by us in this offering at an assumed offering price of $ per share, which is the closing price of our common stock as reported on The Nasdaq Global Market on August , 2009, and the receipt by us of the estimated net proceeds of that sale after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment in our common stock, you should carefully consider the following risks and the other information contained in or incorporated by reference into this prospectus, including our financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Regulation.” See “Where You Can Find More Information” and “Incorporation By Reference.” The risks described below are those that we believe are the material risks we face. Any of the risk factors described below, and others that we did not anticipate, could significantly and adversely affect our business, prospects, financial condition, results of operations, and cash flows. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to the Regulation of Our Industry

Our failure to comply with the extensive regulatory requirements governing our school could result in financial penalties, restrictions on our operations or growth, or loss of external financial aid funding for our students.

For our fiscal years ended December 31, 2007 and 2008, we derived cash receipts equal to approximately 70.2% and 74.4%, respectively, of our net revenue from tuition financed under federal student financial aid programs authorized under Title IV of the Higher Education Act of 1965, as amended, referred to in this prospectus as the Title IV programs, which are administered by the U.S. Department of Education, or the Department of Education. To participate in the Title IV programs, a school must be authorized by the appropriate state education agency or agencies, be accredited by an accrediting commission recognized by the Department of Education, and be certified as an eligible institution by the Department of Education. In addition, our operations and programs are regulated by other state education agencies and additional accrediting commissions. As a result of these requirements, we are subject to extensive regulation by the Arizona State Board for Private Postsecondary Education and education agencies of other states, the Higher Learning Commission, which is our primary accrediting commission, specialized accrediting commissions, and the Department of Education. These regulatory requirements cover the vast majority of our operations, including our educational programs, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations, and financial condition. These regulatory requirements also affect our ability to open additional schools and locations, add new educational programs, change existing educational programs, and change our corporate or ownership structure. The agencies that regulate our operations periodically revise their requirements and modify their interpretations of existing requirements. Regulatory requirements are not always precise and clear, and regulatory agencies may sometimes disagree with the way we have interpreted or applied these requirements. Any misinterpretation by us of regulatory requirements could materially adversely affect us.

If we fail to comply with any of these regulatory requirements, we could suffer financial penalties, limitations on our operations, loss of accreditation, termination of or limitations on our ability to grant degrees and certificates, or limitations on or termination of our eligibility to participate in the Title IV programs, each of which could materially adversely affect us. In addition, if we are charged with regulatory violations, our reputation could be damaged, which could have a negative impact on our stock price and our enrollments. We cannot predict with certainty how all of these regulatory requirements will be applied, or whether we will be able to comply with all of the applicable requirements in the future.

If the Department of Education does not recertify us to continue participating in the Title IV programs, our students would lose their access to Title IV program funds, or we could be recertified but required to accept significant limitations as a condition of our continued participation in the Title IV programs.

Department of Education certification to participate in the Title IV programs lasts a maximum of six years, and institutions are thus required to seek recertification from the Department of Education on a regular basis in order to continue their participation in the Title IV programs. An institution must also apply for recertification by the Department of Education if it undergoes a change in control, as defined by Department of Education regulations, and may be subject to similar review if it expands its operations or educational programs in certain ways.

Our most recent recertification, which was issued on a provisional basis in May 2005 after an extended review by the Department of Education following the change in control that occurred in February 2004, contained a number of conditions on our continued participation in the Title IV programs. At that time we were required by the Department of Education to post a letter of credit, accept restrictions on the growth of our program offerings and enrollment, and receive certain Title IV funds under the heightened cash monitoring system of payment (pursuant to which an institution is required to credit students with Title IV funds prior to obtaining those funds from the Department of Education) rather than by advance payment (pursuant to which an institution receives Title IV funds from the Department of Education in advance of disbursement to students). In 2006 and 2007, the Department of Education eliminated the letter of credit requirement, allowed the growth restrictions to expire, eliminated the heightened cash monitoring restrictions and returned us to the advance payment method. We submitted our application for recertification to participate in the Title IV programs to the Department of Education in March 2008 in anticipation of the expiration of our provisional certification on June 30, 2008. The Department of Education did not make a decision on our recertification application by June 30, 2008 and therefore our provisional certification to participate in the Title IV programs has been automatically extended on a month-to-month basis until the Department of Education makes its decision. See “Regulation — Regulation of Federal Student Financial Aid Programs — Eligibility and certification procedures.” There can be no assurance that the Department of Education will recertify us while the investigation by the Office of Inspector General of the Department of Education is being conducted, while the qui tam lawsuit is pending, or at all, or that it will not impose restrictions as a condition to approving our pending recertification application or with respect to any future recertification. See “— The Office of Inspector General of the Department of Education has commenced an investigation of Grand Canyon University, which is ongoing and which may result in fines, penalties, other sanctions, and damage to our reputation in the industry” and “— A qui tam lawsuit has been filed against us alleging, among other things, that we have improperly compensated certain of our enrollment counselors, and we may incur liability, be subject to sanctions, or experience damage to our reputation as a result of this lawsuit.” If the Department of Education does not renew or withdraws our certification to participate in the Title IV programs at any time, our students would no longer be able to receive Title IV program funds. Similarly, the Department of Education could renew our certification, but restrict or delay our students’ receipt of Title IV funds, limit the number of students to whom we could disburse such funds, or place other restrictions on us that could be similar to, or more or less restrictive than, the restrictions that Department of Education imposed on us in connection with our recertification in 2005. Any of these outcomes would have a material adverse effect on our enrollments and us.

The Office of Inspector General of the Department of Education has commenced an investigation of Grand Canyon University, which is ongoing and which may result in fines, penalties, other sanctions, and damage to our reputation in the industry.

The Office of Inspector General of the Department of Education is responsible for, among other things, promoting the effectiveness and integrity of the Department of Education’s programs and operations, including compliance with applicable statutes and regulations. The Office of Inspector General performs investigations of alleged violations of law, including cases of alleged fraud and abuse, or other identified vulnerabilities, in programs administered or financed by the Department of Education. On August 14, 2008, the Office of Inspector General served an administrative subpoena on Grand Canyon University requiring us to provide certain records and information related to performance reviews and salary adjustments for all of our enrollment counselors and managers from January 1, 2004 to the present. The Office of Inspector General’s investigation is focused on whether we have compensated any of our enrollment counselors or managers in a manner that violated the Title IV statutory requirements or the related Department of Education regulations concerning the payment of incentive compensation based on success in securing enrollments or financial aid. See “Regulation — Regulation of Federal Student Financial Aid Programs — Incentive compensation rule.”

We have been cooperating with the Office of Inspector General to facilitate its investigation and have completed production of all requested documents. We cannot presently predict the ultimate outcome of the investigation or any liability or other sanctions that may result. The outcome of the Office of Inspector

General investigation may depend in part on information contained in the materials we produced or information or testimony provided by former employees or other third parties.

The Department of Education may impose fines and other monetary penalties as a result of a violation of the incentive compensation law and such fines and other monetary penalties may be substantial. In addition, the Department of Education retains the authority to impose other sanctions on an institution for violations of the incentive compensation law. The possible effects of a determination of a regulatory violation are described more fully in “Regulation — Regulation of Federal Student Financial Aid Programs — Potential effect of regulatory violations.” Any such fine or other sanction could damage our reputation and impose significant costs on us, which could have a material adverse effect on our business, prospects, financial condition, and results of operations.

A qui tam lawsuit has been filed against us alleging, among other things, that we have improperly compensated certain of our enrollment counselors, and we may incur liability, be subject to sanctions, or experience damage to our reputation as a result of this lawsuit.

On September 11, 2008, we were served with a qui tam lawsuit that had been filed against us in August 2007, in the United States District Court for the District of Arizona by a then-current employee on behalf of the federal government. All proceedings in the lawsuit had been under seal until September 5, 2008, when the court unsealed the first amended complaint, which had been filed on August 11, 2008. A qui tam case is a civil lawsuit brought by one or more individuals (a “relator”) on behalf of the federal government for an alleged submission to the government of a false claim for payment. The relator, often a current or former employee, is entitled to a share of the government’s recovery in the case. A qui tam action is always filed under seal and remains under seal until the government decides whether to intervene in the case. If the government intervenes, it takes over primary control of the litigation. If the government declines to intervene in the case, the relator may nonetheless elect to continue to pursue the litigation at his or her own expense on behalf of the government. In our case, the qui tam lawsuit was initially filed under seal in August 2007 and was unsealed and served on us following the government’s decision not to intervene at that time.

The qui tam lawsuit alleges, among other things, that we violated the False Claims Act by knowingly making false statements, and submitting false records or statements, from at least 2001 to the present, to get false or fraudulent claims paid or approved, and asserts that we have improperly compensated certain of our enrollment counselors in violation of the Title IV law governing compensation of such employees, and as a result, improperly received Title IV program funds. See “Regulation — Regulation of Federal Student Financial Aid Programs — Incentive compensation rule.” The complaint specifically alleges that some of our compensation practices with respect to our enrollment personnel, including providing non-cash awards, have violated the Title IV law governing compensation. While we believe that our compensation policies and practices at issue in the complaint have not been based on success in enrolling students in violation of applicable law, the Department of Education’s regulations and interpretations of the incentive compensation law do not establish clear criteria for compliance in all circumstances and some of our practices, including in respect of non-cash awards, have not been within the scope of any specific “safe harbor” provided in the compensation regulations. The complaint seeks treble the amount of unspecified damages sustained by the federal government in connection with our receipt of Title IV funding, a civil penalty for each violation of the False Claims Act, attorneys’ fees, costs, and interest. We filed a motion to dismiss this case in November 2008, which was denied by the court in February 2009, and we have continued to vigorously contest this lawsuit. If it were determined that any of our compensation practices violated the incentive compensation law, we could experience an adverse outcome in the qui tam litigation and be subject to substantial monetary liabilities, fines, and other sanctions, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations and could adversely affect our stock price. We cannot presently predict the ultimate outcome of this qui tam case or any liability or other sanctions that may result. It is possible that during the course of the litigation or the related Office of Inspector General investigation other information may be discovered that would adversely affect the outcome of the litigation.

Pursuant to the court’s mandatory scheduling order, we have entered into settlement discussions with respect to the qui tam matter with the relator. In connection with such discussions, we are negotiating for a comprehensive settlement that would include, among other things, the resolution by the Office of Inspector General of its investigation. Accordingly, any such settlement would need to be approved not only by the relator, but by the U.S. Department of Justice (which has authority to approve settlements of False Claims Act matters), and the Department of Education. While we cannot assure you that this matter will be settled on terms acceptable to us or at all, we do not believe that any potential settlement, if in the amount (which we believe is generally in the range of other settlements of similar qui tam litigation against other for-profit education companies) and on the terms currently under discussion, will materially adversely affect our business, operations, or liquidity, although any charge taken in connection with such a potential settlement would likely be material to our operating results and cash flow for the periods affected by the charge. If such settlement does not occur, we would continue to vigorously defend this lawsuit.

Congress may change the eligibility standards or reduce funding for the Title IV programs, which could reduce our student population, revenue, and profit margin.

Political and budgetary concerns significantly affect the Title IV programs. The Higher Education Act, which is the federal law that governs the Title IV programs, must be periodically reauthorized by Congress, and was most recently reauthorized in August 2008. The new law contains numerous revisions to the requirements governing the Title IV programs. See “Regulation — Regulation of Federal Student Financial Aid Programs.” In addition, Congress must determine funding levels for the Title IV programs on an annual basis, and can change the laws governing the Title IV programs at any time. Because a significant percentage of our revenue is derived from the Title IV programs, any action by Congress that significantly reduces Title IV program funding or our ability or the ability of our students to participate in the Title IV programs, or otherwise requires us to modify our practices with respect to Title IV programs, could increase our costs of compliance, reduce the ability of some students to finance their education at our institution, require us to seek to arrange for other sources of financial aid for our students, and materially decrease our student enrollment, each of which could have a material adverse effect on us.

If we do not meet specific financial responsibility standards established by the Department of Education, we may be required to post a letter of credit or accept other limitations in order to continue participating in the Title IV programs, or we could lose our eligibility to participate in the Title IV programs.

To participate in the Title IV programs, an institution must either satisfy specific quantitative standards of financial responsibility prescribed by the Department of Education, or post a letter of credit in favor of the Department of Education and possibly accept operating restrictions as well. These financial responsibility tests are applied to each institution on an annual basis based on the institution’s audited financial statements, and may be applied at other times, such as if the institution undergoes a change in control. These tests may also be applied to an institution’s parent company or other related entity. The operating restrictions that may be placed on an institution that does not meet the quantitative standards of financial responsibility include being transferred from the advance payment method of receiving Title IV funds to either the reimbursement or the heightened cash monitoring system, which could result in a significant delay in the institution’s receipt of those funds. For example, when we were recertified by the Department of Education to participate in the Title IV programs in May 2005, the Department of Education reviewed our fiscal year 2004 audited financial statements and advised us that our composite score under the Department of Education’s financial responsibility formula reflected financial weakness. As a result of this and other concerns about our administrative capability, the Department of Education required us to post a letter of credit, accept restrictions on the growth of our program offerings and enrollment, and receive Title IV funds under the heightened cash monitoring system of payment rather than by advance payment. In 2006 and 2007, the Department of Education eliminated each of these requirements and restrictions. However, if, in the future, we fail to satisfy the Department of Education’s financial responsibility standards, we could experience increased regulatory compliance costs or delays in our receipt of Title IV funds because we could be required to post a letter of credit or be subjected to operating restrictions, or both. Our failure to secure a letter of credit in these circumstances could cause us to lose our ability to participate in the Title IV programs, which would materially adversely affect us.

If we do not comply with the Department of Education’s administrative capability standards, we could suffer financial penalties, be required to accept other limitations in order to continue participating in the Title IV programs, or lose our eligibility to participate in the Title IV programs.

To continue participating in the Title IV programs, an institution must demonstrate to the Department of Education that the institution is capable of adequately administering the Title IV programs under specific standards prescribed by the Department of Education. These administrative capability criteria require, among other things, that the institution has an adequate number of qualified personnel to administer the Title IV programs, has adequate procedures for disbursing and safeguarding Title IV funds and for maintaining records, submits all required reports and financial statements in a timely manner, and does not have significant problems that affect the institution’s ability to administer the Title IV programs. If we fail to satisfy any of these criteria, the Department of Education may assess financial penalties against us, restrict the manner in which we receive Title IV funds to us, require us to post a letter of credit, place us on provisional certification status, or limit or terminate our participation in the Title IV programs, any of which could materially adversely affect us.

We would lose our ability to participate in the Title IV programs if we fail to maintain our institutional accreditation, and our student enrollments could decline if we fail to maintain any of our accreditations or approvals.

An institution must be accredited by an accrediting commission recognized by the Department of Education in order to participate in the Title IV programs. We have institutional accreditation by the Higher Learning Commission, which is an accrediting commission recognized by the Department of Education. To remain accredited, we must continuously meet accreditation standards relating to, among other things, performance, governance, institutional integrity, educational quality, faculty, administrative capability, resources, and financial stability. We were reaccredited by the Higher Learning Commission in 2007, and the next scheduled comprehensive evaluation will be conducted in 2016-2017. While, during the 2007 reaccreditation process, the Higher Learning Commission concluded that we were in compliance with its accreditation standards, it did note certain deficiencies to be addressed by us. See “Regulation — Accreditation.” In February 2009, we filed a monitoring report with the Higher Learning Commission addressing our progress in resolving these deficiencies and in March 2009, we received notification from the Higher Learning Commission that our report was accepted and that no further reports are required. The Higher Learning Commission is currently reviewing our request to operate at nine additional off-campus sites. If we fail to satisfy any of the Higher Learning Commission’s standards, we could lose our accreditation by the Higher Learning Commission, which would cause us to lose our eligibility to participate in the Title IV programs and could cause a significant decline in our total student enrollments and have a material adverse effect on us. In addition, many of our individual educational programs are also accredited by specialized accrediting commissions or approved by specialized state agencies. If we fail to satisfy the standards of any of those specialized accrediting commissions or state agencies, we could lose the specialized accreditation or approval for the affected programs, which could result in materially reduced student enrollments in those programs and have a material adverse effect on us.

If we do not maintain our state authorization in Arizona, we may not operate or participate in the Title IV programs.

A school that grants degrees or certificates must be authorized by the relevant education agency of the state in which it is located. We are located in the state of Arizona and are authorized by the Arizona State Board for Private Postsecondary Education. State authorization is also required for our students to be eligible to receive funding under the Title IV programs. To maintain our state authorization, we must continuously meet standards relating to, among other things, educational programs, facilities, instructional and administrative staff, marketing and recruitment, financial operations, addition of new locations and educational programs, and various operational and administrative procedures. If we fail to satisfy any of these standards, we could lose our authorization by the Arizona State Board for Private Postsecondary Education to offer our educational programs, which would also cause us to lose our eligibility to participate in the Title IV programs and have a material adverse effect on us.

If any of the education regulatory agencies that regulate us do not approve or delay their approval of any transaction involving us that constitutes a “change in control,” our ability to operate or participate in the Title IV programs may be impaired.

If we experience a change in control under the standards of the Department of Education, the Higher Learning Commission, the Arizona State Board for Private Postsecondary Education, or any other applicable state education agency or accrediting commission, we must notify and/or seek the approval of each such agency. These agencies do not have uniform criteria for what constitutes a change in control. Transactions or events that typically constitute a change in control include significant acquisitions or dispositions of the voting stock of an institution or its parent company, and significant changes in the composition of the board of directors of an institution or its parent company. Some of these transactions or events may be beyond our control. Our failure to obtain, or a delay in receiving, approval of any change in control from the Department of Education, the Higher Learning Commission, or the Arizona State Board for Private Postsecondary Education could impair our ability to operate or participate in the Title IV programs, which could have a material adverse effect on our business, prospects, financial condition, and results of operations. Our failure to obtain, or a delay in receiving, approval of any change in control from any other state in which we are currently licensed or authorized, or from any of our specialized accrediting commissions, could require us to suspend our activities in that state or suspend offering the applicable programs until we receive the required approval, or could otherwise impair our operations. The potential adverse effects of a change in control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance, or redemption of our stock, which could discourage bids for your shares of our stock and could have an adverse effect on the market price of your shares.

In connection with our initial public offering in November 2008, we submitted a description of the offering to the Department of Education, including a description of a proxy and voting agreement that certain of our stockholders entered into upon completion of the public offering, pursuant to which Brent D. Richardson, our Executive Chairman, and Christopher C. Richardson, our General Counsel and a director (collectively, the “Richardson Voting Group”), controlled the voting power of approximately 42.9% of our total outstanding voting stock after the initial public offering. See “Certain Relationships and Related Transactions — Voting Agreement.” Based on this description, the Department of Education concluded that the initial public offering did not result in a change in control under the Department of Education’s regulations. The Higher Learning Commission did consider our initial public offering to be a change in control under its policies and, while it approved our consummation of the offering, it informed us that it would conduct a site visit to confirm the appropriateness of the approval and to evaluate whether we continue to meet the Higher Learning Commission’s eligibility criteria. The Higher Learning Commission conducted its site visit in March 2009 and determined, among other things, that the initial public offering was conducted in a manner that did not disrupt our ongoing operations and that no further action would be required as a result of the change in control. As a result, the Higher Learning Commission formally approved the change in control in June 2009. In addition, we notified the Arizona State Board for Private Postsecondary Education of our initial public offering and, based on our communications with that agency, we do not believe that our initial public offering constituted a change in control under Arizona law. We also notified other accrediting commissions and state agencies, as we believed necessary, of our initial public offering and the reasons why we believed the offering did not constitute a change in control under their respective standards, or to determine what was required if any such commission or agency did consider the offering to constitute a change in control. None of the other accrediting commissions and state agencies that we notified of our initial public offering has advised us that it concluded that the offering constituted a change in control under its policies or that it required us to take any further action.

With respect to publicly-traded corporations, like us, Department of Education regulations provide that a change in control occurs if either: (i) there is an event that would obligate the corporation to file a Current Report on Form 8-K with the Securities and Exchange Commission, or the SEC, disclosing a change in control, or (ii) the corporation has a stockholder that owns, or has voting control over, at least 25% of the total outstanding voting stock of the corporation and is the largest stockholder of the corporation, and that stockholder ceases to own, or have voting control over, at least 25% of such stock or ceases to be the largest stockholder. The Higher Learning Commission adopted new policies and procedures with respect to changes in control in June 2009, and one such policy provides that an institution is considered to undergo a change in control if a person or group increases or decreases its control of shares to greater than or less than 25% of the total outstanding shares of the stock of a parent corporation that owns or controls the accredited institution and, in such event, requires the institution to obtain its approval in advance of the change. In addition, the standards of the Arizona State Board for Private Postsecondary Education provide that an institution that is owned by a publicly-traded corporation whose control is vested in the voting members of the board of directors, like us, undergoes a change in control if 50% or more of the voting members of the board of directors change within a 12-month period or the chief executive officer of the corporation changes. Based on the number of shares of common stock expected to be sold by us and the selling stockholders in this offering, we believe that the Richardson Voting Group will continue to have voting power over 25% or more of our total outstanding voting stock after the completion of the offering and that this offering will not constitute a change in control under the Department of Education’s regulations or the Higher Learning Commission’s policies. In addition, because no such changes with respect to our board of directors or chief executive officer will occur in connection with this offering, we believe that this offering will not constitute a change in control under the rules of the Arizona State Board for Private Postsecondary Education.

Even if this offering will not constitute a change of control under the Department of Education’s regulations or the Higher Learning Commission’s policies, under the terms of the voting agreement with the Richardson Voting Group, if any person party to the voting agreement transfers shares covered by the proxy in registered or open-market sales, the proxy is no longer effective as to such shares. Accordingly, the number of shares over which the Richardson Voting Group will continue to hold voting power pursuant to the voting agreement will decrease over time as shares held by other parties to the voting agreement are sold, and we may not be aware of these sales since many of the shares subject to the voting agreement are held in “street name.” If at any time in the future, as a result of such future registered or open-market sales, the number of shares over which the Richardson Voting Group holds voting power falls below 25%, a change in control will occur. At that point, with respect to the Department of Education, we will lose our eligibility to participate in the Title IV programs and must apply to the Department of Education in order to reestablish such eligibility. If we file the required application and follow other procedures, the Department of Education may temporarily certify us on a provisional basis following the change in control, so that our students retain access to Title IV program funds until the Department of Education completes its full review. In addition, the Department of Education will extend such temporary provisional certification if we timely file other required materials. While we expect to file all such applications and other materials within applicable deadlines, there is no assurance that we will be able to do so because we cannot be certain of the percentage of stock that is subject to the Richardson Voting Group at any given time in order to be certain if and when the Richardson Voting Group falls below the applicable 25% threshold. If we fail to meet any of these application and other deadlines, our certification will expire and our students will not be eligible to receive Title IV program funds until the Department of Education completes its full review, which commonly takes several months and may take longer. If the Department of Education approves our application after a change in control, it will certify us on a provisional basis for a period of up to approximately three years, although we cannot predict how the Department of Education will process this provisional recertification or what restrictions may be imposed if such change in control occurs while we remain on month-to-month status and subject to the ongoing investigation by the Office of Inspector General of the Department of Education or the qui tam lawsuit. See “Regulation — Regulatory Standards that May Restrict Institutional Expansion or Other Changes — Change in ownership resulting in a change in control.”

With respect to the Higher Learning Commission, if we anticipate that the number of shares over which the Richardson Voting Group holds voting power will fall below 25% at any time in the future, we would be required to obtain the approval of the Higher Learning Commission before such event occurs. However, because we may be unaware when such event occurs, we would plan to seek the cooperation of the Higher Learning Commission to allow us to arrange an appropriate review procedure at that time since there may not be an opportunity to obtain the Higher Learning Commission’s advance review and approval, as is typically required by its policies. In that circumstance, we cannot predict whether the Higher Learning Commission would impose any limitations or conditions on us, or identify any compliance issues related to us in the context of the change in control process, that could result in our loss of accreditation by the Higher Learning Commission. Any such loss of accreditation would result in our loss of eligibility to participate in the Title IV programs and cause a significant decline in our student enrollments.

If a substantial number of our students cannot secure Title IV loans as a result of decreased lender participation in the Title IV programs or if lenders increase the costs or reduce the benefits associated with the Title IV loans they provide, we could be materially adversely affected.

The cumulative impact of recent regulatory and market developments and conditions, including the widespread disruption in the credit and financial markets, has caused some lenders to cease providing Title IV loans to students, including some lenders that previously provided our students with Title IV loans, also known as Federal Family Education program loans, or FFEL loans. Other lenders have reduced the benefits and increased the fees associated with the Title IV loans they provide. We and other schools have had to modify student loan practices in ways that result in higher administrative costs. If the cost of Title IV loans increases or availability decreases, some students may not be able to take out loans and may not enroll in a postsecondary institution. In May 2008, new federal legislation was enacted to attempt to ensure that all eligible students would be able to obtain Title IV loans in the future and that a sufficient number of lenders would continue to provide Title IV loans. Among other things, that legislation:

•	authorized the Department of Education to purchase Title IV loans from lenders, thereby providing capital to the lenders to enable them to continue making Title IV loans to students; and

•	permitted the Department of Education to designate institutions eligible to participate in a “lender of last resort” program, under which federally recognized student loan guaranty agencies would be required to make Title IV loans to all otherwise eligible students at those institutions.

While this legislation appears to have provided some stability to the marketplace for Title IV loans, it is not yet clear if it ultimately will be effective in ensuring students’ access to Title IV loans. The environment surrounding access to and cost of student loans remains in a state of flux. The Department of Education proposed new regulations regarding student loans in July 2009, which could go into effect on July 1, 2010, and Congress is in the process of considering legislation to eliminate the FFEL loan program and move all federal student lending into the Federal Direct Loan Program, known as the FDL program. The uncertainty surrounding these issues, and any resolution of these issues that increases loan costs or reduces students’ access to Title IV loans, may adversely affect our student enrollments. Although we are approved to participate in the FDL program, because a significant percentage of our revenue is derived from the Title IV programs, any action by Congress that significantly reduces Title IV program funding or our ability or the ability of our students to participate in the Title IV programs could increase our costs of compliance, reduce the ability of some students to finance their education at our institution, require us to seek to arrange for other sources of financial aid for our students and materially decrease our student enrollment, each of which could have a material adverse effect on us. In addition, a transition to the FDL program could cause disruptions in the administration of Title IV program loans to our students if we or the Department of Education encounter difficulties with the systems or processes necessary for increased FDL program loans.

Our failure to comply with new regulations promulgated by the Department of Education could result in financial penalties, or the limitation, suspension, or termination of our continued participation in the Title IV programs.

The Department of Education has been working since December 2008 to develop regulations through a negotiated rulemaking process to carry out the numerous revisions to the Title IV program regulations required by the reauthorization of the Higher Education Act in August 2008. Negotiated rulemaking is a process whereby the Department of Education consults with members of the postsecondary education community to identify issues of concern and attempts to agree on proposed regulatory revisions to address those issues before the Department of Education formally proposes any regulations. Following the conclusion of such negotiated rulemaking, in July and August 2009, the Department of Education proposed regulations relating to, among other things, the relationships between schools and lenders of both private and Title IV loans, the approval and oversight of accrediting agencies, and general programmatic requirements applicable to the Title IV programs, including the “90/10 Rule.” The Department of Education is expected to publish new final regulations by November 1, 2009, which is the required deadline in order for such regulations to take effect on July 1, 2010. In addition, in May 2009, the Department of Education announced its intent to establish new negotiated rulemaking committees that are expected to begin their discussions as soon as the fall of 2009, and to address a number of significant issues, including: compensation paid by institutions to persons or entities engaged in student recruiting or admission activities; the determination of satisfactory academic progress under different academic calendars; state authorization as a component of institutional eligibility; the definition of a credit hour for purposes of determining program eligibility status, particularly in the context of awarding Pell Grants; verification of information on student financial aid applications; and the definition of a high school diploma as a condition of a student’s eligibility for Title IV aid.

The issues addressed in the regulations that have been or are expected to be proposed by the Department of Education, as well as the issues to be addressed in the upcoming negotiated rulemaking process, are broad and complex and concern a number of significant aspects of the Title IV programs, including eligibility and certification, administrative capability, school-lender relationships, the “90/10 Rule,” incentive compensation, and student loan default rates. See “Regulation — Regulation of Student Financial Aid Programs — The 90/10 Rule.” At this time, we cannot be certain whether and to what extent any changes may affect our ability to remain eligible to participate in the Title IV programs or require us to incur additional costs in connection with our administration of the Title IV programs. Any future changes that jeopardize our eligibility to participate in some or all of the Title IV programs could materially adversely affect us.

An increase in interest rates could adversely affect our ability to attract and retain students.

For our fiscal years ended December 31, 2007 and 2008, we derived cash receipts equal to approximately 70.2% and 74.4%, respectively, of our net revenue from tuition financed under the Title IV programs, which include student loans with interest rates subsidized by the federal government. Additionally, some of our students finance their education through private loans that are not subsidized. If our students’ employment circumstances are adversely affected by regional or national economic downturns, they may be more heavily dependent on student loans. Interest rates have reached relatively low levels in recent years, creating a favorable borrowing environment for students. However, in the event interest rates increase or Congress decreases the amount available for federal student aid, our students may have to pay higher interest rates on their loans. Any future increase in interest rates will result in a corresponding increase in educational costs to our existing and prospective students, which could result in a significant reduction in our student population and revenues. Higher interest rates could also contribute to higher default rates with respect to our students’ repayment of their education loans. Higher default rates may in turn adversely impact our eligibility to participate in some or all of the Title IV programs, which could result in a significant reduction in our student population and our profitability. See “We may lose our eligibility to participate in the Title IV programs if our student loan default rates are too high” located elsewhere in “Risk Factors” for further information.

Our failure to comply with the regulatory requirements of states other than Arizona could result in actions taken by those states that could have a material adverse effect on our enrollments.

Almost every state imposes regulatory requirements on educational institutions that have physical facilities located within the state’s boundaries. These regulatory requirements establish standards in areas such as educational programs, facilities, instructional and administrative staff, marketing and recruitment, financial operations, addition of new locations and educational programs, and various operational and administrative procedures, some of which are different than the standards prescribed by the Department of Education or the Arizona State Board for Private Postsecondary Education. In addition, several states have sought to assert jurisdiction over educational institutions offering online degree programs that have no physical location in the state but that have some activity in the state, such as enrolling or offering educational services to students who reside in the state, employing faculty who reside in the state, or advertising to or recruiting prospective students in the state. State regulatory requirements for online education vary among the states, are not well developed in many states, are imprecise or unclear in some states, and can change frequently. In the future, states could coordinate their efforts in order to more aggressively attempt to regulate or restrict schools’ offering of online education.

In addition to Arizona, we have determined that our activities in certain states constitute a presence requiring licensure or authorization under the requirements of the state education agency in those states. In certain other states, we have obtained approvals to operate as we have determined necessary in connection with our marketing and recruiting activities. If we fail to comply with state licensing or authorization requirements for a state, or fail to obtain licenses or authorizations when required, we could lose our state licensure or authorization by that state or be subject to other sanctions, including restrictions on our activities in that state, fines, and penalties. The loss of licensure or authorization in a state other than Arizona could prohibit us from recruiting prospective students or offering educational services to current students in that state, which could significantly reduce our enrollments and revenues and materially adversely effect us.

State laws and regulations are not always precise or clear, and regulatory agencies may sometimes disagree with the way we have interpreted or applied these requirements. Any misinterpretation by us of these regulatory requirements or adverse changes in regulations or interpretations thereof by regulators could materially adversely affect us.

The inability of our graduates to obtain a professional license or certification in their chosen field of study could reduce our enrollments and revenues, and potentially lead to student claims against us that could be costly to us.

Many of our students, particularly those in our education and healthcare programs, seek a professional license or certification in their chosen fields following graduation. A student’s ability to obtain a professional license or certification depends on several factors, including whether the institution and the student’s program were accredited by a particular accrediting commission or approved by a professional association or by the state in which the student seeks employment. Additional factors are outside the control of the institution, such as the individual student’s own background and qualifications. If one or more states refuse to recognize a significant number of our students for professional licensing or certification based on factors relating to our institution or programs, the potential growth of those programs would be negatively impacted and we could be exposed to claims or litigation by students or graduates based on their inability to obtain their desired professional license or certification, each of which could materially adversely affect us.

Increased scrutiny and regulation by various governmental agencies of relationships between student loan providers and educational institutions and their employees have produced significant uncertainty concerning restrictions applicable to the administration of both Title IV and private student loan programs and the funding for those programs which, if not satisfactorily or timely resolved, could result in increased regulatory burdens and costs for us and could adversely affect our student enrollments.

During 2007 and 2008, both Title IV and private student loan programs came under increased scrutiny by the Department of Education, Congress, state attorneys general, and other parties. Issues that received extensive attention included allegations of conflicts of interest between some institutions and lenders that provide student loans, questionable incentives given by lenders to some schools and school employees, allegations of deceptive practices in the marketing of student loans, and schools leading students to use certain lenders. Several institutions and lenders were cited for these problems and paid several million dollars in the aggregate to settle those claims. The practices of numerous other schools and lenders were, and in some cases continue to be, examined by government agencies at the federal and state level. The Attorney General of the State of Arizona requested extensive documentation from us and other institutions in Arizona concerning student loan practices, and we provided testimony in response to a subpoena from the Attorney General of the State of Arizona about such practices. In 2008, without admitting any wrongdoing, we agreed with the Attorney General of the State of Arizona to conclude its investigation of us by executing a Letter of Assurance, whereby we agreed to conduct referrals of students to lenders in accordance with our existing policies or any new policies promulgated by the State of Arizona in the future and to reimburse the state for the costs of its investigation in the amount of approximately $20,000.

As a result of the increased scrutiny of student loan programs, Congress has passed new laws, the Department of Education and the Board of Governors of the Federal Reserve System have promulgated or proposed new and stricter regulations, and several states have adopted codes of conduct or enacted state laws that further regulate the conduct of lenders, schools, and school personnel. These new laws and regulations, among other things, limit schools’ relationships with lenders, restrict the types of services that schools may receive from lenders, prohibit lenders from providing other types of loans to students in exchange for Title IV loan volume from schools, and require schools and lenders to provide additional information to students concerning institutionally preferred lenders and the terms of available student loans. The environment surrounding access to and cost of student loans remains in a state of flux, with additional legislation and regulatory changes being considered at the state and federal levels. The Department of Education proposed new regulations regarding student loans in July 2009, which could go into effect on July 1, 2010, and Congress is considering legislation to eliminate the FFEL loan program and move all federal student lending into the FDL program. This uncertainty, and any resolution of these issues that increases loan costs or reduces students’ access to student loans, may adversely affect our student enrollments, which could have an adverse effect on us.

Government agencies, regulatory agencies, and third parties may conduct compliance reviews, bring claims, or initiate litigation against us based on alleged violations of the extensive regulatory requirements applicable to us, which could cause us to pay monetary damages, be sanctioned or limited in our operations, and expend significant resources to defend against those claims.

Because we operate in a highly regulated industry, we are subject to program reviews, audits, investigations, claims of non-compliance, and lawsuits by government agencies, regulatory agencies, students, employees, stockholders, and other third parties alleging non-compliance with applicable legal requirements, many of which are imprecise and subject to interpretation. As we grow larger, this scrutiny of our business may increase. If the result of any such proceeding is unfavorable to us, we may lose or have limitations imposed on our state licensing, accreditation, or Title IV program participation; be required to pay monetary damages (including triple damages in certain whistleblower suits); or be subject to fines, injunctions, or other penalties, any of which could have a material adverse effect on our business, prospects, financial condition, and results of operations. In this regard, we are currently subject to an investigation by the Department of Education’s Office of Inspector General, which is focused on the manner in which we have compensated our enrollment counselors and managers, and a qui tam lawsuit brought by a former employee alleging violations in the same area. See “Risk Factors — The Office of Inspector General of the Department of Education has commenced an investigation of Grand Canyon University, which is ongoing and which may result in fines, penalties, other sanctions, and damage to our reputation in the industry,” “Risk Factors — A qui tam lawsuit has been filed against us alleging, among other things, that we have improperly compensated certain of our enrollment counselors, and we may incur liability, be subject to sanctions, or experience damage to our reputation as a result of this lawsuit,” and “Regulation — Regulation of Federal Student Financial Aid Programs — Incentive compensation rule.” Claims and lawsuits brought against us, even if they are without merit, may also result in adverse publicity, damage our reputation, negatively affect the market price of our stock, adversely affect our student enrollments, and reduce the willingness of third parties to do business with us. Even if we adequately address the issues raised by any such proceeding and successfully defend against it, we may have to devote significant financial and management resources to address these issues, which could harm our business.

A decline in the overall growth of enrollment in postsecondary institutions, or in the number of students seeking degrees online or in our core disciplines, could cause us to experience lower enrollment at our schools, which could negatively impact our future growth.

According to a March 2009 report from the NCES, enrollment in degree-granting, postsecondary institutions is projected to grow 10.0% over the ten-year period ending fall 2017 to approximately

20.1 million. This growth is slower than the 25.8% increase reported in the prior ten-year period ended in fall 2007, when enrollment increased from 14.5 million in 1997 to 18.2 million in 2007. Similarly, a 2008 study by Eduventures, LLC, projects a compound annual growth rate of 12.5% in online postsecondary education enrollment over the five-year period ending fall 2013, which represents an aggregate increase in online enrollment of 1.5 million. This growth is slower than the 25.3% compound annual growth rate in the prior five-year period ending fall 2008, which represented an aggregate increase in online enrollment of 1.3 million. In addition, according to a March 2008 report from the Western Interstate Commission for Higher Education, the number of high school graduates that are eligible to enroll in degree-granting, postsecondary institutions is expected to peak at approximately 3.3 million for the class of 2008, falling in the period between 2007-08 and 2013-14 by about 150,000 in total before resuming a growth pattern for the foreseeable future thereafter. In order to maintain current growth rates, we will need to attract a larger percentage of students in existing markets and expand our markets by creating new academic programs. In addition, if job growth in the fields related to our core disciplines is weaker than expected, as a result of any regional or national economic downturn or otherwise, fewer students may seek the types of degrees that we offer. Our failure to attract new students, or the decisions by prospective students to seek degrees in other disciplines, would have an adverse impact on our future growth.

If our students were unable to obtain private loans from third-party lenders, our business could be adversely affected given our students’ reliance on such loans to satisfy their educational expenses.

During the fiscal year ended December 31, 2008, private loans to students at our school represented approximately 2.9% of our revenue (calculated on a cash basis) as compared to 5.1% of revenue in fiscal 2007. These loans were provided pursuant to private loan programs and were made available to eligible students to fund a portion of the students’ costs of education not covered by the Title IV programs and state financial aid sources. Private loans are made to our students by lending institutions and are non-recourse to us. The 2008 reauthorization of the Higher Education Act and related proposed and final regulations place significant new restrictions on the relationships between institutions and the providers of private loans, and require that certain specific terms and disclosures accompany such loans. This increased regulatory burden, coupled with recent adverse market conditions for consumer and federally guaranteed student loans (including lenders’ difficulties in reselling or syndicating student loan portfolios) have resulted, and could continue to result, in providers of private loans reducing the availability of or increasing the costs associated with providing private loans to postsecondary students. In particular, loans to students with low credit scores who would not otherwise be eligible for credit-based private loans have become increasingly difficult to obtain. Prospective students may find that these increased financing costs make borrowing prohibitively expensive and abandon or delay enrollment in postsecondary education programs. If any of these scenarios were to occur, our students’ ability to finance their education could be adversely affected and our student population could decrease, which could have a material adverse effect on our business, prospects, financial condition, and results of operations.

We are subject to sanctions if we pay impermissible commissions, bonuses, or other incentive payments to persons involved in certain recruiting, admissions, or financial aid activities.

A school participating in the Title IV programs may not provide, or contract with a third party that provides, any commission, bonus, or other incentive payment based on success in enrolling students or securing financial aid to any person involved in student recruiting or admission activities or in making decisions regarding the awarding of Title IV program funds. The Department of Education’s regulations set forth 12 “safe harbors” which describe payments and arrangements that do not violate the incentive compensation rule. The Department of Education’s regulations make clear that the safe harbors are not a complete list of permissible practices under this law. One of these safe harbors permits adjustments to fixed salary for enrollment personnel provided that such adjustments are not made more than twice during any twelve month period, and that any adjustment is not based solely on the number of students recruited, admitted, enrolled, or awarded financial aid. In addition, such safe harbors do not address non-cash awards to enrollment personnel.

As described in “Risk Factors — The Office of Inspector General of the Department of Education has commenced an investigation of Grand Canyon University, which is ongoing and which may result in fines, penalties, other sanctions, and damage to our reputation in the industry,” and in “Regulation — Regulation of Federal Student Financial Aid Programs — Incentive compensation rule,” we are currently subject to an investigation by the Department of Education’s Office of Inspector General, which is focused on the manner in which we have compensated our enrollment counselors and managers. In addition, in recent years several for-profit education companies, including us, have been faced with whistleblower lawsuits, known as “qui tam” cases, by current or former employees alleging violations of this prohibition. See “Risk Factors — A qui tam lawsuit has been filed against us alleging, among other things, that we have improperly compensated certain of our enrollment counselors, and we may incur liability, be subject to sanctions, or experience damage to our reputation as a result of this lawsuit.” While we believe that our compensation policies and practices at issue in the complaint have not been based on success in enrolling students in violation of applicable law, the Department of Education’s regulations and interpretations of the incentive compensation law do not establish clear criteria for compliance in all circumstances and some of our practices, including in respect of non-cash awards, have not been within the scope of any specific “safe harbor” provided in the compensation regulations. If the Department of Education determines as a result of the pending investigation that we have violated this law, if we are found to be liable in the pending qui tam action, or if we or any third parties we have engaged otherwise violate this law, we could be fined or sanctioned by the Department of Education, or subjected to other monetary liability or penalties that could be substantial, any of which could harm our reputation, impose significant costs on us, and have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our reputation and our stock price may be negatively affected by adverse publicity or by the actions of other postsecondary educational institutions.

In recent years, regulatory proceedings and litigation have been commenced against various postsecondary educational institutions relating to, among other things, deceptive trade practices, false claims against the government, and non-compliance with Department of Education requirements, state education laws, and state consumer protection laws. These proceedings have been brought by the Department of Education, the U.S. Department of Justice, the SEC, and state governmental agencies, among others. These allegations have attracted adverse media coverage and have been the subject of legislative hearings and regulatory actions at both the federal and state levels, focusing not only on the individual schools but in some cases on the for-profit postsecondary education sector as a whole. Adverse media coverage regarding other for-profit education companies or other educational institutions could damage our reputation, result in lower enrollments, revenues, and operating profit, and have a negative impact on our stock price. Such coverage could also result in increased scrutiny and regulation by the Department of Education, Congress, accrediting commissions, state legislatures, state attorneys general, or other governmental authorities of all educational institutions, including us.

If the percentage of our revenue that is derived from the Title IV programs is too high, we may lose our eligibility to participate in those programs.

A for-profit institution loses its eligibility to participate in the Title IV programs if, under a formula that requires cash basis accounting and other adjustments to the calculation of revenue, it derives more than 90% of its revenues from those programs in two consecutive fiscal years. The period of ineligibility covers at least the next two succeeding fiscal years and any Title IV funds already received by the institution and its students during the period of ineligibility would have to be returned to the applicable lender or the Department of Education. An institution whose rate exceeds 90% for any single year will be placed on provisional certification for at least two fiscal years. The August 2008 reauthorization of the Higher Education Act made significant changes to this revenue requirement, including certain changes to the formula used to calculate a school’s ratio. Using the Department of Education’s formula that was in effect prior to the August 2008 reauthorization of the Higher Education Act, we have calculated that, for our 2007 and 2008 fiscal years, we derived approximately 74.0% and 78.6%, respectively, of our revenue from the Title IV programs. We are currently assessing what impact, if any, the revised formula and other changes in federal law will have on our 90/10 calculation. As a result of recent changes in federal law that increased Title IV grant and loan limits, as well as the current economic downturn, which has adversely affected the employment circumstances of our students and their parents and increased their reliance on Title IV programs, we expect the percentage of our revenue that we receive from the Title IV programs to continue to increase in the future, making it more difficult for us to satisfy this requirement. Exceeding the 90% threshold such that we lost our eligibility to participate in the Title IV programs would have a material adverse effect on our business, prospects, financial condition, and results of operations.

We may lose our eligibility to participate in the Title IV programs if our student loan default rates are too high.

An institution may lose its eligibility to participate in some or all of the Title IV programs if, for three consecutive years, 25% or more of its students who were required to begin repayment on their student loans in one year default on their payment by the end of the following year. In addition, an institution may lose its eligibility to participate in some or all of the Title IV programs if the default rate of its students exceeds 40% for any single year. The August 2008 reauthorization of the Higher Education Act extends by one year the period for which students’ defaults on their loans will be included in the calculation of an institution’s default rate, a change that is expected to increase our cohort default rates. The new law also increases the threshold for an institution to lose its eligibility to participate in the relevant Title IV programs from 25% to 30% over three consecutive years, while leaving the threshold at 40% for a single year. These changes to the law take effect for institutions’ cohort default rates for federal fiscal year 2009, which are expected to be calculated and issued by the Department of Education in 2012. While our cohort default rates have historically been significantly below these levels, we cannot assure you that this will continue to be the case. For example, we expect our cohort default rate for the 2008 federal fiscal year to increase (but remain well below the Department of Education’s thresholds) due primarily to the impact of current economic conditions on our students and former students. In addition, increases in interest rates or declines in income or job losses for our students could contribute to higher default rates on student loans. Exceeding the student loan default rate thresholds and losing our eligibility to participate in the Title IV programs would have a material adverse effect on our business, prospects, financial condition, and results of operations. Any future changes in the formula for calculating student loan default rates, economic conditions, or other factors that cause our default rates to increase, could place us in danger of losing our eligibility to participate in some or all of the Title IV programs and materially adversely affect us.

We are subject to sanctions if we fail to correctly calculate and timely return Title IV program funds for students who withdraw before completing their educational program.

A school participating in the Title IV programs must calculate the amount of unearned Title IV program funds that it has disbursed to students who withdraw from their educational programs before completing such programs and must return those unearned funds to the appropriate lender or the Department of Education in a timely manner, generally within 45 days of the date the school determines that the student has withdrawn. If the unearned funds are not properly calculated and timely returned for a sufficient percentage of students, we may have to post a letter of credit in favor of the Department of Education equal to 25% of the Title IV funds that should have been returned for such students in the prior fiscal year, we may be liable for repayment of Title IV funds and related interest and we could be fined or otherwise sanctioned by the Department of Education, which could increase our cost of regulatory compliance and materially adversely affect us. Further, a failure to comply with these regulatory requirements could result in termination of our ability to participate in the Title IV programs, which would materially affect us.

We cannot offer new programs, expand our operations into certain states, or acquire additional schools if such actions are not timely approved by the applicable regulatory agencies, and we may have to repay Title IV funds disbursed to students enrolled in any such programs, schools, or states if we do not obtain prior approval.

Our expansion efforts include offering new educational programs. In addition, we may increase our operations in additional states and seek to acquire existing schools from other companies. If we are unable to obtain the necessary approvals for such new programs, operations, or acquisitions from the Department of Education, the Higher Learning Commission, the Arizona State Board for Private Postsecondary Education, or any other applicable state education agency or accrediting commission, or if we are unable to obtain such approvals in a timely manner, our ability to consummate the planned actions and provide Title IV funds to any affected students would be impaired, which could have a material adverse effect on our expansion plans. If we were to determine erroneously that any such action did not need approval or that we had all required approvals, we could be liable for repayment of the Title IV program funds provided to students in that program or at that location.

Risks Related to Our Business

Our success depends, in part, on the effectiveness of our marketing and advertising programs in recruiting new students.

Building awareness of Grand Canyon University and the programs we offer is critical to our ability to attract prospective students. It is also critical to our success that we convert prospective students to enrolled students in a cost-effective manner and that these enrolled students remain active in our programs. Some of the factors that could prevent us from successfully recruiting, enrolling, and retaining students in our programs include:

•	the reduced availability of, or higher interest rates and other costs associated with, Title IV loan funds or other sources of financial aid;

•	the emergence of more successful competitors;

•	factors related to our marketing, including the costs and effectiveness of Internet advertising and broad-based branding campaigns and recruiting efforts;

•	performance problems with our online systems;

•	failure to maintain institutional and specialized accreditations;

•	the requirements of the education agencies that regulate us which restrict schools’ initiation of new programs and modification of existing programs;

•	the requirements of the education agencies that regulate us which restrict the ways schools can compensate their recruitment personnel;

•	increased regulation of online education, including in states in which we do not have a physical presence;

•	restrictions that may be imposed on graduates of online programs that seek certification or licensure in certain states;

•	student dissatisfaction with our services and programs;

•	the results of the ongoing investigation by the Department of Education’s Office of Inspector General and the pending qui tam action regarding the manner in which we have compensated our enrollment personnel, and possible remedial actions or other liability resulting therefrom;

•	damage to our reputation or other adverse effects as a result of negative publicity in the media, in industry or governmental reports, or otherwise, affecting us or other companies in the for-profit postsecondary education sector;

•	price reductions by competitors that we are unwilling or unable to match;

•	a decline in the acceptance of online education;

•	an adverse economic or other development that affects job prospects in our core disciplines; and

•	a decrease in the perceived or actual economic benefits that students derive from our programs.

If we are unable to continue to develop awareness of Grand Canyon University and the programs we offer, and to recruit, enroll, and retain students, our enrollments would suffer and our ability to increase revenues and maintain profitability would be significantly impaired.

If we are unable to hire and train new and existing employees responsible for student recruitment, the effectiveness of our student recruiting efforts would be adversely affected.

In order to support our planned revenue growth we intend to hire, develop, and train a significant number of additional employees responsible for student recruitment and retain and continue to develop and train our current student recruitment personnel. Our ability to develop and maintain a strong student recruiting function may be affected by a number of factors, including our ability to integrate and motivate our enrollment counselors, our ability to effectively train our enrollment counselors, the length of time it takes new enrollment counselors to become productive, regulatory restrictions on the method of compensating enrollment counselors, and the competition in hiring and retaining enrollment counselors. If we are unable to hire, develop, and retain a sufficient number of qualified enrollment counselors, our ability to increase enrollments would be adversely affected.

We operate in a highly competitive industry, and competitors with greater resources could harm our business.

The postsecondary education market is highly fragmented and competitive. We compete for students with traditional public and private two-year and four-year colleges and universities and other for-profit schools, including those that offer online learning programs. Many public and private schools, colleges, and universities, including most major colleges and universities, offer online programs. We expect to experience additional competition in the future as more colleges, universities, and for-profit schools offer an increasing number of online programs. Each of these competitors may develop platforms or other technologies, including technologies such as streaming video, that allow for greater levels of interactivity between faculty and students and that are superior to the platform and technology we use, and these differences may affect our ability to recruit and retain students. Public institutions receive substantial government subsidies, and public and private non-profit institutions have access to government and foundation grants, tax-deductible contributions, and other financial resources generally not available to for-profit schools. Accordingly, public and private non-profit institutions may have instructional and support resources superior to those in the for-profit sector, and public institutions can offer substantially lower tuition prices. Some of our competitors in both the public and private sectors also have substantially greater financial and other resources than we do. We may not be able to compete successfully against current or future competitors, including with respect to our ability to acquire or compete with technologies being developed by our competitors, and may face competitive pressures that could adversely affect our business, prospects, financial condition, and results of operations. These competitive factors could cause our enrollments, revenues, and profitability to significantly decrease and could render our online delivery format less competitive or obsolete.

Capacity constraints, system disruptions, or security breaches in our online computer networks could have a material adverse effect on our ability to attract and retain students.

The performance and reliability of the infrastructure of our online operations are critical to our reputation and to our ability to attract and retain students. Any computer system disruption or failure, or a sudden and significant increase in traffic on the servers that host our online operations, may result in our online courses and programs being unavailable for a period of time. In addition, any significant failure of our computer networks or servers, whether as a result of third-party actions or in connection with planned upgrades and conversions, could disrupt our on-campus operations. Individual, sustained, or repeated occurrences could significantly damage the reputation of our online operations and result in a loss of potential or existing students. Additionally, our online operations are vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and network and telecommunications failures. Our computer networks may also be vulnerable to unauthorized access, computer hackers, computer viruses, and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions to or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these incidents. Any interruption to our online operations could have a material adverse effect on our ability to attract students to our online programs and to retain those students.

The implementation of our new back office systems could impact our ability to timely and accurately admit students to the university and register them for classes, bill students, certify and disburse financial aid, prepare financial reports, or impact the effectiveness of our internal controls over financial reporting.

We plan to transition our online programs from a “term-based” financial aid system (where all students, including online students, begin programs and are eligible to receive financial aid at periodic start dates pursuant to a calendar-based term system) to a “borrower-based” financial aid system (where each student may begin a program and be eligible to receive financial aid at any time throughout the year). As part of this transition, we are converting our back office system from Datatel, Inc. to a series of programs developed by Campus Management Corp., including CampusVue and CampusPortal, and also implementing Microsoft’s Great Plains accounting system. These new systems are intended to allow us to manage our non-traditional online students with greater ease and flexibility by providing for rolling and flexible start dates. While we intend to maintain redundancies between our old and new systems for a period of time while we complete the conversions and ensure the that the new systems operate as intended, if we do not effectively transition our student and financial aid data to these systems or if these systems do not operate as intended, it could adversely impact the effectiveness of our internal controls over financial reporting, as well as our ability to timely and accurately admit students to the university and register them for classes, bill students, certify and disburse financial aid, and prepare financial reports. This may in turn affect our ability to comply with the Department of Education’s administrative capability standards, as discussed under “Risk Factors — If we do not comply with the Department of Education’s administrative capability standards, we could suffer financial penalties, be required to accept other limitations in order to continue participating in the Title IV programs, or lose our eligibility to participate in the Title IV programs.”

We may not be able to successfully implement our growth strategy if we are not able to improve the content of our existing academic programs or to develop new programs on a timely basis and in a cost-effective manner, or at all.

We continually seek to improve the content of our existing programs and develop new programs in order to meet changing market needs. The success of any of our programs and courses, both ground and online, depends in part on our ability to expand the content of our existing programs, develop new programs in a cost-effective manner, and meet the needs of existing and prospective students and employers in a timely manner, as well as on the acceptance of our actions by existing or prospective students and employers. We developed many of our online programs based on our existing ground programs. In the future, we may develop programs solely, or initially, for online use, which may pose new challenges, including the need to develop course content without having an existing program on which such content can be based. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs in a timely fashion or as quickly as our competitors are able to introduce competing programs. If we do not respond adequately to changes in market conditions, our ability to attract and retain students could be impaired and our business, prospects, financial condition, and results of operations could suffer.

The development and approval of new programs and courses, both ground and online, are subject to requirements and limitations imposed by the Department of Education, state licensing agencies, and the relevant accrediting commissions, and in certain cases, such as with our newly approved doctoral program in education, involves a process that can take several years to complete. The imposition of restrictions on the initiation of new educational programs by any of our regulatory agencies, or delays in obtaining approvals of such programs, may delay our expansion plans. Establishing new academic programs or modifying existing academic programs may also require us to make investments in specialized personnel, increase marketing efforts, and reallocate resources. We may have limited experience with the subject matter of new programs.

If we are unable to expand our existing programs, offer new programs on a timely basis or in a cost-effective manner, or otherwise manage effectively the operations of newly established programs, our business, prospects, financial condition, and results of operations could be adversely affected.

Our failure to keep pace with changing market needs and technology could harm our ability to attract students.

Our success depends to a large extent on the willingness of employers to employ, promote, or increase the pay of our graduates. Increasingly, employers demand that their new employees possess appropriate technical and analytical skills and also appropriate interpersonal skills, such as communication, and teamwork skills. These skills can evolve rapidly in a changing economic and technological environment. Accordingly, it is important that our educational programs evolve in response to those economic and technological changes. The expansion of existing academic programs and the development of new programs may not be accepted by current or prospective students or by the employers of our graduates. Even if we are able to develop acceptable new programs, we may not be able to begin offering those new programs in a timely fashion or as quickly as our competitors offer similar programs. If we are unable to adequately respond to changes in market requirements due to regulatory or financial constraints, unusually rapid technological changes, or other factors, the rates at which our graduates obtain jobs in their fields of study could suffer, our ability to attract and retain students could be impaired, and our business, prospects, financial condition, and results of operations could be adversely affected.

If we do not maintain existing, and develop additional, relationships with employers, our future growth may be impaired.

We currently have relationships with large school districts and healthcare systems, primarily in Arizona, and also recently began seeking relationships with national and international employers, to provide their employees with the opportunity to obtain degrees through us while continuing their employment. These relationships are an important part of our strategy as they provide us with a steady source of potential working adult students for particular programs and also serve to increase our reputation among high-profile employers. As a result of economic conditions, a number of employers we work with have reduced the extent to which they reimburse their employees for participating in our programs. If we are unable to develop new relationships, or if our existing relationships deteriorate or end as a result of current or future economic conditions affecting employers or otherwise, our efforts to seek these sources of potential working adult students will be impaired, and this could materially and adversely affect our business, prospects, financial condition, and results of operations.

Our failure to effectively manage our growth could harm our business.

Our business recently has experienced rapid growth. Growth and expansion of our operations may place a significant strain on our resources and increase demands on our executive management team, management information and reporting systems, financial management controls and personnel, and regulatory compliance systems and personnel. We may not be able to maintain or accelerate our current growth rate, effectively manage our expanding operations, or achieve planned growth on a timely or profitable basis. If we are unable to manage our growth effectively, we may experience operating inefficiencies and our earnings may be materially adversely affected.

We may be unable to finance our expansion activities, and interest and other expenses may increase.

We intend to expand the size and enhance the profile and reputation of our ground campus by, among other things, adding faculty and expanding upon and modernizing our campus infrastructure and technological capabilities over the next several years. These activities may require significant capital expenditures and may cause us to incur significant expenses, and there can be no guarantee that we will be able, or that it will be advantageous, to fund such expenditures or expenses with cash flow from operations. If we do not fund such activities with cash flow from operations, we will be required to finance such activities. Financing may take the form of, among other things, loans under a credit facility, sale-leaseback transactions, the issuance of equity securities, or a combination of the foregoing. There can be no guarantee that any such financing will be available on terms acceptable to us, or at all. Furthermore, our loan agreement contains covenants that restrict our ability to incur debt, and there can be no guarantee that we will be able to secure the consent of our lender for any financing.

If we obtain financing, we may incur increased interest or lease expenses, or other financing charges, that could have an adverse effect on our cash flow. In addition, any financing accomplished through the issuance of any additional equity securities could be dilutive to holders of our common stock. If we are unable to fund our expansion activities, our ability to implement our business plan will be adversely affected.

If we fail to maintain proper and effective disclosure controls and procedures and internal controls over financial reporting, our ability to produce accurate financial statements could be impaired, which could adversely affect our stock price, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate disclosure controls and procedures, including internal controls over financial reporting, in place so that we can produce accurate financial statements on a timely basis is a costly and time- consuming effort that needs to be re-evaluated frequently. We are continuing the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures as we will eventually be subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. We will be required to comply with the internal controls evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2009 fiscal year.

Our success depends upon our ability to recruit and retain key personnel.

Our success to date has largely depended on, and will continue to depend on, the skills, efforts, and motivation of our executive officers, who generally have significant experience with our company and within the education industry. Our success also largely depends on our ability to attract and retain highly qualified faculty, school administrators, and additional corporate management personnel. We may have difficulties in locating and hiring qualified personnel and in retaining such personnel once hired. In addition, because we operate in a highly competitive industry, our hiring of qualified executives or other personnel may cause us or such persons to be subject to lawsuits alleging misappropriation of trade secrets, improper solicitation of employees, or other claims. Other than non-compete agreements of limited duration that we have with certain executive officers, we have not historically sought non-compete agreements with key personnel and they may leave and subsequently compete against us. The loss of the services of any of our key personnel, many of whom are not party to employment agreements with us, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could cause our business to suffer.

The protection of our operations through exclusive proprietary rights and intellectual property is limited, and from time to time we encounter disputes relating to our use of intellectual property of third parties, any of which could harm our operations and prospects.

In the ordinary course of our business we develop intellectual property of many kinds that is or will be the subject of copyright, trademark, service mark, patent, trade secret, or other protections. This intellectual property includes but is not limited to courseware materials and business know-how and internal processes and procedures developed to respond to the requirements of operating our business and to comply with the rules and regulations of various education regulatory agencies. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names, and agreements to protect our intellectual property. We rely on service mark and trademark protection in the United States to protect our rights to the mark “Grand Canyon University,” as well as distinctive logos and other marks associated with our services. We rely on agreements under which we obtain rights to use course content developed by faculty members and other third party content experts, as well as license agreements pursuant to which we license the right to brand certain of our program offerings. We cannot assure you that the measures that we take will be adequate or that we have secured, or will be able to secure, appropriate protections for all of our proprietary rights in the United States or select foreign jurisdictions, or that third parties will not infringe upon or violate our proprietary rights. Unauthorized third parties may attempt to duplicate or copy the proprietary aspects of our curricula, online resource material, and other content, and offer competing programs to ours.

In particular, we license the right to utilize the name of Ken Blanchard in connection with our business school and Executive MBA programs and have spent significant resources in related branding efforts. Nevertheless, our license agreement with Blanchard Education, LLC has a fixed term and may not necessarily be extended in the future. In addition, third parties may attempt to develop competing programs or copy aspects of our curriculum, online resource material, quality management, and other proprietary content. The termination of this license agreement, or attempts to compete with or duplicate our programs, if successful, could adversely affect our business. Protecting these types of intellectual property rights can be difficult, particularly as it relates to the development by our competitors of competing courses and programs.

We may from time to time encounter disputes over rights and obligations concerning intellectual property, and we may not prevail in these disputes. In certain instances, we may not have obtained sufficient rights in the content of a course. Third parties may raise a claim against us alleging an infringement or violation of the intellectual property of that third party. Some third-party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid those intellectual property rights. Any such intellectual property claim could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether such claim has merit, and we may be required to alter the content of our classes or pay monetary damages, which may be significant.

We are subject to laws and regulations as a result of our collection and use of personal information, and any violations of such laws or regulations, or any breach, theft, or loss of such information, could adversely affect our reputation and operations.

Possession and use of personal information in our operations subjects us to risks and costs that could harm our business. We collect, use, and retain large amounts of personal information regarding our applicants, students, faculty, staff, and their families, including social security numbers, tax return information, personal and family financial data, and credit card numbers. We also collect and maintain personal information of our employees in the ordinary course of our business. Our services can be accessed globally through the Internet. Therefore, we may be subject to the application of national privacy laws in countries outside the U.S. from which applicants and students access our services. Such privacy laws could impose conditions that limit the way we market and provide our services.

Our computer networks and the networks of certain of our vendors that hold and manage confidential information on our behalf may be vulnerable to unauthorized access, employee theft or misuse, computer hackers, computer viruses, and other security threats. Confidential information may also inadvertently become available to third parties when we integrate systems or migrate data to our servers following an acquisition of a school or in connection with periodic hardware or software upgrades.

Due to the sensitive nature of the personal information stored on our servers, our networks may be targeted by hackers seeking to access this data. A user who circumvents security measures could misappropriate sensitive information or cause interruptions or malfunctions in our operations. Although we use security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of student or employee privacy. In addition, errors in the storage, use, or transmission of personal information could result in a breach of privacy for current or prospective students or employees. Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could require us to implement certain policies and procedures, such as the procedures we adopted to comply with the Red Flags Rule that was promulgated by the Federal Trade Commission, or FTC, under the federal Fair Credit Reporting Act and that requires the establishment of guidelines and policies regarding identity theft related to student credit accounts, and could require us to make certain notifications of data breaches and restrict our use of personal information. A violation of any laws or regulations relating to the collection or use of personal information could result in the imposition of fines against us. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. A major breach, theft, or loss of personal information regarding our students and their families or our employees that is held by us or our vendors, or a violation of laws or regulations relating to the same, could have a material adverse effect on our reputation and result in further regulation and oversight by federal and state authorities and increased costs of compliance.

We are incurring increased costs as a result of being a public company, and the requirements of being a public company may divert management attention from our business.

We have operated as a public company since November 19, 2008. As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, we are subject to a number of additional requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, and the listing standards of Nasdaq. These requirements have caused us to incur increased costs and might place a strain on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting, and also requires that our internal controls be assessed by management and attested to by our auditors as of December 31 of each fiscal year commencing with our fiscal year ending December 31, 2009. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight is required. As a result, our management’s attention might be diverted from other business concerns, which could have a material adverse effect on our business, prospects, financial condition, and results of operations.

At present we derive a significant portion of our revenues and operating income from our graduate programs.

As of December 31, 2008, 52.9% of our students were graduate students, which includes master’s and doctoral students. This percentage has declined in recent periods, and we anticipate that this percentage will continue to decline over time, due to our recent growth emphasis in our undergraduate business and liberal arts programs. If we were to experience any event that adversely affected our graduate offerings or the attractiveness of our programs to prospective graduate students, our business, prospects, financial condition, and results of operations could be significantly and adversely affected.

We may incur liability for the unauthorized duplication or distribution of class materials posted online for class discussions.

In some instances, our faculty members or our students may post various articles or other third-party content on class discussion boards. Third parties may raise claims against us for the unauthorized duplication of material posted online for class discussions. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. Our general liability insurance may not cover potential claims of this type adequately or at all, and we may be required to alter the content of our courses or pay monetary damages, which may be significant.

The provider of third-party software for our online classroom has been acquired by a competitor, and we may have difficulty maintaining the software required for our online classroom or updating it for future technological changes, which could adversely affect our performance.

Our online classroom employs the ANGEL Learning Management Suite pursuant to a license from ANGEL Learning, Inc. The ANGEL system is a web-based portal that stores, manages, and delivers course content; enables assignment uploading; provides interactive communication between students and faculty; and supplies online evaluation tools. In May 2009, ANGEL Learning, Inc. was acquired by Blackboard, Inc., a competitor in the provision of online educational software and tools. We now rely on Blackboard, Inc. for administrative support of the ANGEL system and, if Blackboard, Inc. ceased to operate or was unable or unwilling to continue to provide us with services or upgrades on a timely basis, we may have difficulty maintaining the software required for our online classroom or updating it for future technological changes. We cannot predict what effect, if any, Blackboard, Inc.’s acquisition of ANGEL Learning, Inc. will have on our use of, or the support for or the efficacy of, the ANGEL Learning Management Suite. Any failure to maintain our online classroom would have an adverse impact on our operations, damage our reputation, and limit our ability to attract and retain students.

Seasonal and other fluctuations in our results of operations could adversely affect the trading price of our common stock.

Our net revenue and operating results normally fluctuate as a result of seasonal variations in our business, principally due to changes in enrollment, and are typically lowest in our second fiscal quarter and highest in our fourth fiscal quarter. Accordingly, our results in any quarter may not indicate the results we may achieve in any subsequent quarter or for the full year. Student population varies as a result of new enrollments, graduations, and student attrition. A significant portion of our general and administrative expenses do not vary proportionately with fluctuations in revenues. We expect quarterly fluctuations in operating results to continue as a result of seasonal enrollment patterns. Such patterns may change, however, as a result of new program introductions, the timing of colloquia and events, and increased enrollments of students. These fluctuations may result in volatility or have an adverse effect on the market price of our common stock.

Our loan agreement may restrict our operations and our ability to complete certain transactions.

Our loan agreement, which we entered into in connection with the purchase of our campus in April 2009, imposes certain operating and financial restrictions on us. Without the consent of our lender, these restrictions generally limit our ability to, among other things:

•	incur additional indebtedness or liens;

•	sell, assign, lease, transfer or otherwise dispose of any part of our assets other than in the ordinary course of business;

•	make investments or capital contributions to any individual or entity;

•	enter into any consolidation, merger, or other combination, or become a partner in a partnership, a member of a joint venture, or a member of a limited liability company;

•	acquire or purchase a business or all or substantially all of the assets of a business in an aggregate amount exceeding an amount equal to 25% of our tangible net worth; and

•	engage in any business activities substantially different from our present business.

In addition, the loan agreement requires us to maintain a maximum funded debt to adjusted EBITDA ratio, a minimum basic fixed charge coverage ratio and a minimum tangible net worth ratio, in each case as such terms are defined in the loan agreement. We cannot assure you that these covenants will not adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities. A breach of any of these covenants or our inability to maintain the required financial ratios could result in a default in respect of the related indebtedness. If a default occurs, the affected lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable.

Our current success and future growth depend on the continued acceptance of the Internet and the corresponding growth in users seeking educational services on the Internet.

Our business relies in part on the Internet for its success. A number of factors could inhibit the continued acceptance of the Internet and adversely affect our profitability, including:

•	inadequate Internet infrastructure;

•	security and privacy concerns;

•	the unavailability of cost-effective Internet service and other technological factors; and

•	changes in government regulation of Internet use.

If Internet use decreases, or if the number of Internet users seeking educational services on the Internet does not increase, our business may not grow as planned.

Government regulations relating to the Internet could increase our cost of doing business, affect our ability to grow or otherwise have a material adverse effect on our business.

The increasing popularity and use of the Internet and other online services has led and may lead to the adoption of new laws and regulatory practices in the United States or foreign countries and to new interpretations of existing laws and regulations. These new laws and interpretations may relate to issues such as online privacy, copyrights, trademarks and service marks, sales taxes, fair business practices, and the requirement that online education institutions qualify to do business as foreign corporations or be licensed in one or more jurisdictions where they have no physical location or other presence. New laws and regulations or interpretations thereof related to doing business over the Internet could increase our costs and materially and adversely affect our business, prospects, financial condition, and results of operations.

We may incur significant costs complying with the Americans with Disabilities Act and similar laws.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Additional federal, state, and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. For example, the Fair Housing Amendments Act of 1988, or FHAA, requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. We have not conducted an audit or investigation of all of our properties to determine our compliance with present requirements. Noncompliance with the ADA or FHAA could result in the imposition of fines or an award or damages to private litigants and also could result in an order to correct any non-complying feature. We cannot predict the ultimate amount of the cost of compliance with the ADA, FHAA, or other legislation. If we incur substantial costs to comply with the ADA, FHAA, or any other legislation, we could be materially and adversely affected.

Our failure to comply with environmental laws and regulations governing our activities could result in financial penalties and other costs.

We use hazardous materials at our ground campus and generate small quantities of waste, such as used oil, antifreeze, paint, car batteries, and laboratory materials. As a result, we are subject to a variety of environmental laws and regulations governing, among other things, the use, storage, and disposal of solid and hazardous substances and waste, and the clean-up of contamination at our facilities or off-site locations to which we send or have sent waste for disposal. In the event we do not maintain compliance with any of these laws and regulations, or are responsible for a spill or release of hazardous materials, we could incur significant costs for clean-up, damages, and fines, or penalties which could adversely impact our business, prospects, financial condition, and results of operations.

If we expand in the future into new markets outside the United States, we would be subject to risks inherent in non-domestic operations.

If we acquire schools or establish programs in new markets outside the United States, we will face risks that are inherent in non-domestic operations, including the complexity of operations across borders, new regulatory regimes, currency exchange rate fluctuations, monetary policy risks, such as inflation, hyperinflation and deflation, and potential political and economic instability in the countries into which we expand.

Our failure to obtain additional capital in the future could adversely affect our ability to grow.

We believe that funds from operations, cash on hand, and investments will be adequate to fund our current operating and growth plans for the foreseeable future. However, we may need additional financing in order to finance our continued growth, particularly if we pursue any acquisitions. The amount, timing, and terms of such additional financing will vary principally depending on the timing and size of new program offerings, the timing and size of acquisitions we may seek to consummate, and the amount of cash flows from our operations. To the extent that we require additional financing in the future, such financing may not be available on terms acceptable to us or at all, and, consequently, we may not be able to fully implement our growth strategy.

If we are not able to integrate acquired schools, our business could be harmed.

From time to time, we may pursue acquisitions of other schools. Integrating acquired operations into our institution involves significant risks and uncertainties, including:

•	inability to maintain uniform standards, controls, policies, and procedures;

•	distraction of management’s attention from normal business operations during the integration process;

•	inability to obtain, or delay in obtaining, approval of the acquisition from the necessary regulatory agencies, or the imposition of operating restrictions or a letter of credit requirement on us or on the acquired school by any of those regulatory agencies;

•	expenses associated with the integration efforts; and

•	unidentified issues not discovered in our due diligence process, including legal contingencies.

If we complete one or more acquisitions and are unable to integrate acquired operations successfully, our business could suffer.

Risks Related to the Offering

Our executive officers, directors, and principal existing stockholders own a large percentage of our voting stock, which may allow them to collectively control substantially all matters requiring stockholder approval and, in the case of certain of our principal stockholders, will have other unique rights that may afford them access to our management.

In connection with our initial public offering, certain of our stockholders entered into a proxy and voting agreement, pursuant to which such persons granted to the Richardson Voting Group a five-year irrevocable proxy to exercise voting authority with respect to certain shares of our common stock held by such persons, for so long as such shares are held by such persons. Upon the completion of our initial public offering, as a result of the proxy and voting agreement, the Richardson Voting Group had the power to exercise voting authority with respect to 42.9% of our common stock. Under the terms of the proxy and voting agreement, if any person party to the voting agreement transfers shares covered by the proxy in registered or open-market transactions, the proxy is no longer effective as to such shares. Accordingly, the number of shares as to which the Richardson Voting Group has voting power will decrease over time as shares held by other parties to the proxy and voting agreement are sold. See “Beneficial Ownership of Common Stock.”

As a result of the proxy and voting agreement, the Richardson Voting Group could significantly influence the outcome of any actions requiring the vote or consent of stockholders, including elections of directors, amendments to our certificate of incorporation and bylaws, mergers, going private transactions, and other extraordinary transactions, and any decisions concerning the terms of any of these transactions. The ownership and voting positions of these stockholders may have the effect of delaying, deterring, or preventing a change in control or a change in the composition of our Board of Directors. These stockholders may also use their contractual rights, including access to management, and their large ownership position to address their own interests, which may be different from those of our other stockholders.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Our Board of Directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares that may be issued to satisfy our payment obligations under our incentive plans, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, likely would result in your interest in us being subject to the prior rights of holders of that preferred stock.

Provisions in our charter documents and the Delaware General Corporation Law could make it more difficult for a third party to acquire us and could discourage a takeover and adversely affect existing stockholders.

Anti-takeover provisions of our certificate of incorporation, bylaws, the Delaware General Corporation Law, or DGCL, and regulations of state and federal education agencies could diminish the opportunity for stockholders to participate in acquisition proposals at a price above the then-current market price of our common stock. For example, while we have no present plans to issue any preferred stock, our Board of Directors, without further stockholder approval, may issue shares of undesignated preferred stock and fix the powers, preferences, rights, and limitations of such class or series, which could adversely affect the voting power of your shares. In addition, our bylaws provide for an advance notice procedure for nomination of candidates to our Board of Directors that could have the effect of delaying, deterring, or preventing a change in control. Further, as a Delaware corporation, we are subject to provisions of the DGCL regarding “business combinations,” which can deter attempted takeovers in certain situations. The approval requirements of the Department of Education, our regional accrediting commission, and state education agencies for a change in control transaction could also delay, deter, or prevent a transaction that would result in a change in control. We may, in the future, consider adopting additional anti-takeover measures. The authority of our board to issue undesignated preferred or other capital stock and the anti-takeover provisions of the DGCL, as well as other current and any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter, or prevent takeover attempts and other changes in control of the company not approved by our Board of Directors.

The price of our common stock may be volatile, and as a result returns on an investment in our common stock may be volatile.

We completed our initial public offering in November 2008. Given the relatively limited public float since that time, trading in our common stock has also been limited and, at times, volatile. An active trading market for our common stock may not be sustained, and the trading price of our common stock may fluctuate substantially.

The market price of our common stock could fluctuate significantly for various reasons, which include:

•	our quarterly or annual earnings or earnings of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements, and our filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

•	changes in our number of enrolled students;

•	new or proposed laws or regulations or new or proposed interpretations of laws or regulations applicable to our business;

•	seasonal variations in our student population;

•	damage to our reputation or other adverse effects as a result of negative publicity in the media, in industry or governmental reports, or otherwise, affecting us or other companies in the for-profit postsecondary education sector;

•	the availability and cost of Title IV funds, other student financial aid, and private loans;

•	the failure to maintain or keep in good standing our regulatory approvals and accreditations;

•	changes in accounting standards, policies, guidance, interpretations, or principles;

•	changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism, or responses to such events;

•	an adverse economic or other development that affects job prospects in our core disciplines;

•	litigation involving our company, or investigations or audits by regulators into the operations of our company or our competitors, including the investigation of Grand Canyon University currently being conducted by the Office of Inspector General of the Department of Education, and the pending qui tam action regarding the manner in which we have compensated our enrollment personnel; and

•	sales of common stock by our directors, executive officers, and significant stockholders.

In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

If securities analysts do not publish research or reports about our business or if they downgrade their evaluations of our stock, the price of our stock could decline.

The trading market for our common stock depends in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering us downgrade their estimates or evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not expect to pay dividends on shares of our common stock in the foreseeable future and intend to use cash to grow our business. The payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition, and any other factors deemed relevant by our Board of Directors. Consequently, your only opportunity to achieve a positive return on your investment in us will be if the market price of our common stock appreciates.

We will have broad discretion in applying the net proceeds of this offering and may not use those proceeds in ways that will enhance the market value of our common stock.

We have significant flexibility in applying the net proceeds we will receive in this offering. We will use the proceeds that we receive from the sale of stock in this offering to pay the expenses of this offering and for general corporate purposes. As part of your investment decision, you will not be able to assess or direct how we apply these net proceeds. If we do not apply these funds effectively, we may lose significant business opportunities. Furthermore, our stock price could decline if the market does not view our use of the net proceeds from this offering favorably.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation, and availability of resources, and include, without limitation, statements regarding: proposed new programs; expectations that regulatory developments or other matters will not have a material adverse effect or material impact on our financial position, results of operations, or liquidity; statements concerning projections, predictions, expectations, estimates, or forecasts as to our business, financial and operational results, and future economic performance; and statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our failure to comply with the extensive regulatory framework applicable to our industry, including Title IV of the Higher Education Act and the regulations thereunder, state laws and regulatory requirements, and accrediting commission requirements;

•	the results of the ongoing investigation by the Department of Education’s Office of Inspector General and the pending qui tam action regarding the manner in which we have compensated our enrollment personnel, and possible remedial actions or other liability resulting therefrom;

•	the ability of our students to obtain federal Title IV funds, state financial aid, and private financing;

•	risks associated with changes in applicable federal and state laws and regulations and accrediting commission standards;

•	we experience a change in control under applicable regulatory or accrediting standards, and we are unable to obtain appropriate approvals for such an event in a timely manner, or at all;

•	our ability to hire and train new, and develop and train existing, enrollment counselors;

•	the pace of growth of our enrollment;

•	our ability to convert prospective students to enrolled students and to retain active students;

•	our success in updating and expanding the content of existing programs and developing new programs in a cost-effective manner or on a timely basis;

•	industry competition, including competition for qualified executives and other personnel;

•	risks associated with the competitive environment for marketing our programs;

•	failure on our part to keep up with advances in technology that could enhance the online experience for our students;

•	the extent to which obligations under our loan agreement, including the need to comply with restrictive and financial covenants and to pay principal and interest payments, limits our ability to conduct our operations or seek new business opportunities;

•	our ability to manage future growth effectively;

•	general adverse economic conditions or other developments that affect job prospects in our core disciplines; and

•	other factors discussed under the headings “Risk Factors” and “Regulation” in this prospectus, and in the sections entitled “Business,” which is incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and our Quarterly Reports on Form 10-Q for our quarters ended March 31, 2009 and June 30, 2009, as applicable.

Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the proceeds from the sale of 1,000,000 shares of common stock offered by us in this offering will be approximately $      million, based on an assumed offering price of $      per share, the last reported sale price of our common stock on The Nasdaq Global Market on August   , 2009, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed public offering price of $      per share would increase or decrease, as applicable, the net proceeds to us by approximately $      million, assuming the number of shares offered by us as set forth on the cover of this prospectus remains the same and after deducting estimated underwriting discounts and commissions payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds we receive from this offering to pay transaction fees and expenses of approximately $      million, and for working capital and general corporate purposes. Our management will have broad discretion in the application of such remaining net proceeds from this offering.

PRICE RANGE OF COMMON STOCK

Our common stock has traded on the Nasdaq Global Market under the symbol “LOPE” since it began trading on November 20, 2008. Our initial public offering was priced at $12.00 per share on November 19, 2008. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported on the Nasdaq Global Market.

	High	Low

2008
Fourth Quarter (from November 20, 2008)	$19.12	$9.49
2009
First Quarter	$20.80	$12.53
Second Quarter	$17.35	$12.74
Third Quarter (through August 24, 2009)	$19.12	$15.69

On August 25, 2009, the last reported sale price of our common stock on the Nasdaq Global Market was $18.58. As of such date, we had approximately 34 holders of record of our common stock.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. The payment of any dividends in the future will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness, and other factors deemed relevant by our board. As a result, you will need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2009:

•	on an actual basis; and

•	on an as adjusted basis to reflect the receipt of the estimated net proceeds from the sale by us of 1,000,000 shares of common stock in this offering at the assumed public offering price of $18.58 per share (the last reported sale price of our common stock on August 25, 2009), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in or incorporated by reference into this prospectus.

	As of June 30, 2009
	Actual	As Adjusted
	(Unaudited)
	(In thousands, except share data)

Cash and cash equivalents(1)	$24,742	$

Capital lease obligations (including short-term)	2,013
Other indebtedness (including short-term indebtedness)	27,681
Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—		—
Common stock, $0.01 par value, 100,000,000 shares authorized, 44,576,417 shares issued and outstanding, actual; 100,000,000 shares authorized, 45,576,417 shares issued and outstanding, as adjusted	446
Additional paid-in capital(1)	52,469
Accumulated and other comprehensive income	21
Accumulated earnings	1,029

Total stockholders’ equity(1)	53,965

Total capitalization	$83,659	$

(1)	Each $1.00 increase or decrease in the assumed public offering price of $ per share (the last reported sale price of our common stock on , 2009) would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital and total stockholders’ equity, in each case by approximately $ million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable to us.

REGULATION

We are subject to extensive regulation by state education agencies, accrediting commissions, and the federal government through the Department of Education under the Higher Education Act. The regulations, standards, and policies of these agencies cover the vast majority of our operations, including our educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations, and financial condition.

As an institution of higher education that grants degrees and certificates, we are required to be authorized by appropriate state education authorities. In addition, in order to participate in the federal student financial aid programs, we must be accredited by an accrediting commission recognized by the Department of Education. Accreditation is a non-governmental process through which an institution submits to qualitative review by an organization of peer institutions, based on the standards of the accrediting commission and the stated aims and purposes of the institution. The Higher Education Act requires accrediting commissions recognized by the Department of Education to review and monitor many aspects of an institution’s operations and to take appropriate action if the institution fails to meet the accrediting commission’s standards.

Our operations are also subject to regulation by the Department of Education due to our participation in federal student financial aid programs under Title IV of the Higher Education Act. Those Title IV programs include educational loans with below-market interest rates that are guaranteed by the federal government in the event of a student’s default on repaying the loan, and also grant programs for students with demonstrated financial need. To participate in the Title IV programs, a school must receive and maintain authorization by the appropriate state education agency or agencies, be accredited by an accrediting commission recognized by the Department of Education, and be certified as an eligible institution by the Department of Education.

Our business activities are planned and implemented to comply with the standards of these regulatory agencies. We employ a director of compliance who is knowledgeable about regulatory matters relevant to student financial aid programs and our Chief Financial Officer, Chief Risk Officer, and General Counsel also provide oversight designed to ensure that we meet the requirements of our regulated operating environment.

State Education Licensure and Regulation

We are authorized to offer our educational programs by the Arizona State Board for Private Postsecondary Education, the regulatory agency governing private postsecondary educational institutions in the State of Arizona, where we are located. We do not presently have campuses in any states other than Arizona. We are required by the Higher Education Act to maintain authorization from the Arizona State Board for Private Postsecondary Education in order to participate in the Title IV programs. This authorization is very important to us and our business. To maintain our state authorization, we must continuously meet standards relating to, among other things, educational programs, facilities, instructional and administrative staff, marketing and recruitment, financial operations, addition of new locations and educational programs, and various operational and administrative procedures. Failure to comply with the requirements of the Arizona State Board for Private Postsecondary Education could result in us losing our authorization to offer our educational programs, which would cause us to lose our eligibility to participate in the Title IV programs and which, in turn, could force us to cease operations. Alternatively, the Arizona State Board for Private Postsecondary Education could restrict our ability to offer certain degree programs.

Most other states impose regulatory requirements on out-of-state educational institutions operating within their boundaries, such as those having a physical facility or conducting certain academic activities within the state. State laws establish standards in areas such as instruction, qualifications of faculty, administrative procedures, marketing, recruiting, financial operations, and other operational matters, some of which are different than the standards prescribed by the Department of Education or the Arizona State Board for Private Postsecondary Education. Laws in some states limit schools’ ability to offer educational programs and award degrees to residents of those states. Some states also prescribe financial regulations that are different from those of the Department of Education, and many require the posting of surety bonds.

In addition, several states have sought to assert jurisdiction over educational institutions offering online degree programs that have no physical location or other presence in the state but that have some activity in the state, such as enrolling or offering educational services to students who reside in the state, employing faculty who reside in the state, or advertising to or recruiting prospective students in the state. State regulatory requirements for online education vary among the states, are not well developed in many states, are imprecise or unclear in some states, and can change frequently. New laws, regulations, or interpretations related to doing business over the Internet could increase our cost of doing business and affect our ability to recruit students in particular states, which could, in turn, negatively affect enrollments and revenues and have a material adverse effect on our business.

We have determined that our activities in certain states constitute a presence requiring licensure or authorization under the requirements of the state education agency in those states. In other states, we have obtained approvals as we have determined necessary in connection with our marketing and recruiting activities or where we have determined that our licensure or authorization can facilitate the teaching certification process in a particular state for graduates of our College of Education. We review the licensure requirements of other states when appropriate to determine whether our activities in those states constitute a presence or otherwise require licensure or authorization by the respective state education agencies. Because state regulatory requirements, including agency interpretations, can change frequently, and because we enroll students in all 50 states and the District of Columbia, we expect that state regulatory authorities in states where we are not currently licensed or authorized will request that we seek licensure or authorization in their states in the future. Although we believe that we will be able to comply with additional state licensing or authorization requirements that may arise or be asserted in the future, if we fail to comply with state licensing or authorization requirements for a state, or fail to obtain licenses or authorizations when required, we could lose our state licensure or authorization by that state or be subject to other sanctions, including restrictions on our activities in that state, fines, and penalties. While we do not believe that any of the states in which we are currently licensed or authorized, other than Arizona, are individually material to our operations, the loss of licensure or authorization in any state could prohibit us from recruiting prospective students or offering services to current students in that state, which could significantly reduce our enrollments.

State Professional Licensure

Many states have specific requirements that an individual must satisfy in order to be licensed as a professional in specified fields, including fields such as education and healthcare. These requirements vary by state and by field. A student’s success in obtaining licensure following graduation typically depends on several factors, including the background and qualifications of the individual graduate, as well as the following factors, among others:

•	whether the institution and the program were approved by the state in which the graduate seeks licensure, or by a professional association;

•	whether the program from which the student graduated meets all requirements for professional licensure in that state;

•	whether the institution and the program are accredited and, if so, by what accrediting commissions; and

•	whether the institution’s degrees are recognized by other states in which a student may seek to work.

Many states also require that graduates pass a state test or examination as a prerequisite to becoming certified in certain fields, such as teaching and nursing. Many states will certify individuals if they have already been certified in another state.

Our College of Education is approved by the Arizona State Board of Education to offer Institutional Recommendations (credentials) for the certification of elementary, secondary, and special education teachers and school administrators. Our College of Nursing and Health Services is approved by the Arizona State Board of Nursing for the Bachelor of Science in Nursing and Master of Science — Nursing degrees. Due to varying requirements for professional licensure in each state, we inform students of the risks associated with obtaining professional licensure and that it is each student’s responsibility to determine what state, local, or professional licensure and certification requirements are necessary in his or her individual state.

Accreditation

We have been continuously accredited since 1968 by the Higher Learning Commission and its predecessor, each a regional accrediting commission recognized by the Department of Education. Our accreditation was reaffirmed in 2007, and the next scheduled comprehensive evaluation will be conducted in 2016-2017. Accreditation is a private, non-governmental process for evaluating the quality of educational institutions and their programs in areas including student performance, governance, integrity, educational quality, faculty, physical resources, administrative capability and resources, and financial stability. To be recognized by the Department of Education, accrediting commissions must adopt specific standards for their review of educational institutions, conduct peer-review evaluations of institutions, and publicly designate those institutions that meet their criteria. An accredited school is subject to periodic review by its accrediting commissions to determine whether it continues to meet the performance, integrity and quality required for accreditation.

There are six regional accrediting commissions recognized by the Department of Education, each with a specified geographic scope of coverage, which together cover the entire United States. Most traditional, public and private non-profit, degree-granting colleges and universities are accredited by one of these six regional accrediting commissions. The Higher Learning Commission, which accredits Grand Canyon University, is the same regional accrediting commission that accredits such universities as the University of Arizona, Arizona State University, and other degree-granting public and private colleges and universities in the states of Arizona, Arkansas, Colorado, Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, New Mexico, North Dakota, Ohio, Oklahoma, South Dakota, West Virginia, Wisconsin, and Wyoming.

Accreditation by the Higher Learning Commission is important to us for several reasons, including the fact that it enables our students to receive Title IV financial aid. Other colleges and universities depend, in part, on an institution’s accreditation in evaluating transfers of credit and applications to graduate schools. Employers rely on the accredited status of institutions when evaluating candidates’ credentials, and students and corporate and government sponsors under tuition reimbursement programs look to accreditation for assurance that an institution maintains quality educational standards. If we fail to satisfy the standards of the Higher Learning Commission, we could lose our accreditation by that agency, which would cause us to lose our eligibility to participate in the Title IV programs.

The reauthorization of the Higher Education Act in 2008, and proposed regulations issued by the Department of Education, require accreditors to monitor the growth of programs at institutions that are experiencing significant enrollment growth. The Higher Learning Commission requires all affiliated institutions to complete an annual data report. If the non-financial data, particularly enrollment information, and any other information submitted by the institution indicate problems, rapid change, or significant growth, the Higher Learning Commission staff may require that the institution address any concerns arising from the data report in the next self-study and visit process. The Higher Learning Commission staff may also recommend that its Institutional Actions Council require additional monitoring. In addition, the Department of Education has proposed regulations, which could take effect on July 1, 2010, that would require the Higher Learning Commission to notify the Department of Education if an institution it accredits that offers distance learning programs experiences an increase in its headcount enrollment of 50% or more in any fiscal year, which could include us based on our historical enrollment growth rates, and the Department of Education may consider that information in connection with its own regulatory oversight activities.

In addition to institutional accreditation by the Higher Learning Commission, there are numerous specialized accrediting commissions that accredit specific programs or schools within their jurisdiction, many of which are in healthcare and professional fields. Accreditation of specific programs by one of these specialized accrediting commissions signifies that those programs have met the additional standards of those agencies. In addition to being accredited by the Higher Learning Commission, we also have the following specialized accreditations:

•	The Association of Collegiate Business Schools and Programs accredits our Master of Business Administration degree program and our Bachelor of Science degree programs in Accounting, Business Administration, and Marketing;

•	The Commission on Collegiate Nursing Education accredits our Bachelor of Science in Nursing and Master of Science — Nursing degree programs; and

•	The Commission on Accreditation of Athletic Training Education accredits our Athletic Training Program.

If we fail to satisfy the standards of any of these specialized accrediting commissions, we could lose the specialized accreditation for the affected programs, which could result in materially reduced student enrollments in those programs.

Regulation of Federal Student Financial Aid Programs

To be eligible to participate in the Title IV programs, an institution must comply with specific requirements contained in the Higher Education Act and the regulations issued thereunder by the Department of Education. An institution must, among other things, be licensed or authorized to offer its educational programs by the state in which it is physically located (in our case, Arizona) and maintain institutional accreditation by an accrediting commission recognized by the Department of Education. We submitted our application for recertification to participate in the Title IV programs to the Department of Education in March 2008 in anticipation of the expiration of our provisional certification on June 30, 2008. The Department of Education did not make a decision on our recertification application by June 30, 2008, and therefore our participation in the Title IV programs has been automatically extended on a month-to-month basis until the Department of Education makes its decision.

The substantial amount of federal funds disbursed to schools through the Title IV programs, the large number of students and institutions participating in these programs, and allegations of fraud and abuse by certain for-profit educational institutions have caused Congress to require the Department of Education to exercise considerable regulatory oversight over for-profit educational institutions. As a result, our institution is subject to extensive oversight and review. Because the Department of Education periodically revises its regulations (as it will do in 2009 in connection with the August 2008 reauthorization of the Higher Education Act described below) and changes its interpretations of existing laws and regulations, we cannot predict with certainty how the Title IV program requirements will be applied in all circumstances.

Significant factors relating to the Title IV programs that could adversely affect us include the following:

Congressional action.  Congress must reauthorize the Higher Education Act on a periodic basis, usually every five to six years, and the most recent reauthorization occurred in August 2008. The reauthorized Higher Education Act reauthorized all of the Title IV programs in which we participate, but made numerous revisions to the requirements governing the Title IV programs, including provisions relating to the relationships between institutions and lenders that make student loans, student loan default rates, and the formula for revenue that institutions are permitted to derive from the Title IV programs. In addition, in 2007 Congress enacted legislation that reduces interest rates on certain Title IV loans and government subsidies to lenders that participate in the Title IV programs. In May 2008, Congress enacted additional legislation to attempt to ensure that all eligible students will be able to obtain Title IV loans in the future, and that a sufficient number of lenders will continue to provide Title IV loans. Additional legislation is also pending in Congress. In addition, Congress is currently considering the Student Aid and Fiscal Responsibility Act which, among other things, could eliminate the federally guaranteed student loan program and require all future student loans to be made through the FDL program. We are not in a position to predict with certainty whether any of the pending legislation will be enacted. Although we are approved to participate in the FDL program, because a significant percentage of our revenue is derived from the Title IV programs, any action by Congress that significantly reduces Title IV program funding or our ability or the ability of our students to participate in the Title IV programs could increase our costs of compliance, reduce the ability of some students to finance their education at our institution, require us to seek to arrange for other sources of financial aid for our students and materially decrease our student enrollment. In addition, a transition to the FDL program could cause disruptions in the administration of Title IV program loans to our students if we or the Department of Education encounter difficulties with the systems or processes necessary for increased FDL program loans.

In addition, Congress must determine the funding levels for the Title IV programs on an annual basis through the budget and appropriations process, and may adjust those levels at other times. A reduction in federal funding levels for the Title IV programs could reduce the ability of some of our students to finance their education. The loss of or a significant reduction in Title IV program funds available to our students could reduce our enrollments and revenue.

Pending regulatory changes.  In connection with the 2008 reauthorization of the Higher Education Act, Congress directed the Department of Education to promulgate regulations to clarify and carry out the numerous revisions made in such reauthorization. In December 2008, the Department of Education established five negotiated rulemaking committees to begin to work on developing such regulations. Negotiated rulemaking is a process whereby the Department of Education consults with members of the postsecondary education community to identify issues of concern and attempts to agree on proposed regulatory revisions to address those issues before the Department of Education formally proposes any regulations. If the Department of Education and negotiators cannot reach consensus on their entire package of draft regulations, the Department of Education is authorized to propose regulations without being bound by any agreements made in the negotiation process. The five negotiated rulemaking committees established by the Department of Education were divided as follows, based on the regulatory issues to be covered by each committee:

Committee I — Lender and General Loan Issues

Committee II — School-Based Loan Issues

Committee III — Accreditation

Committee IV — Discretionary Grants

Committee V — General and Non-Loan Programmatic Issues

In July and August 2009, the Department of Education proposed and invited public comment on regulations relating to the issues covered by Committees I, II, and III, each of which reached consensus, and issues covered by Committee V, which did not reach consensus. The Department of Education has yet to propose regulations with regard to the topics covered by Committee IV, but the Department of Education is expected to issue such proposed regulations in the near future. Following review and consideration of any public comments, the Department of Education will publish final regulations relating to the issues covered by the negotiated rulemaking committees. If such final regulations are published by November 1, 2009, which is expected, such new regulations will take effect on July 1, 2010.

In May 2009, the Department of Education announced its intent to initiate another round of negotiated rulemaking to address regulations to improve the administration of the Title IV programs. The Department of Education has not yet identified the participants in this next round of negotiated rulemaking, but the process is expected to begin as soon as the fall of 2009, and is expected to address a number of significant issues, including: compensation paid by institutions to persons or entities engaged in student recruiting or admission activities; the determination of satisfactory academic progress under different academic calendars; state authorization as a component of institutional eligibility; the definition of a credit hour for purposes of determining program eligibility status, particularly in the context of awarding Pell Grants; verification of information included on student aid applications; and the definition of a high school diploma as a condition of a student’s receipt of Title IV aid. We are still assessing the impact of these proposed regulations and the upcoming negotiated rulemaking on our financial aid policies and other plans and strategies.

Eligibility and certification procedures.  Each institution must apply periodically to the Department of Education for continued certification to participate in the Title IV programs. Such recertification generally is required every six years, but may be required earlier, including when an institution undergoes a change in control. An institution may also come under the Department of Education’s review when it expands its activities in certain ways, such as opening an additional location, adding a new educational program or modifying the academic credentials it offers. The Department of Education may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards and in certain other circumstances, such as when an institution is certified for the first time or undergoes a change in control. During the period of provisional certification, the institution must comply with any additional conditions included in the school’s program participation agreement with the Department of Education. In addition, the Department of Education may more closely review an institution that is provisionally certified if it applies for recertification or approval to open a new location, add an educational program, acquire another school, or make any other significant change. If the Department of Education determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution’s certification to participate in the Title IV programs without advance notice or opportunity for the institution to challenge the action. Students attending provisionally certified institutions remain eligible to receive Title IV program funds.

Since May 2005 we have been certified to participate in Title IV programs on a provisional basis. We submitted our application for recertification in March 2008 in anticipation of the expiration of our provisional certification on June 30, 2008. The Department of Education did not make a decision on our recertification application by June 30, 2008, and therefore our provisional certification to participate in the Title IV programs has been automatically extended on a month-to-month basis until the Department of Education makes its decision. Since June 2008, we have filed updates with the Department of Education and communicated with Department of Education personnel in order to update our pending recertification application with relevant information, such as our status as a publicly-traded corporation and the identity of the members of our board of directors. Based on our provisional certification, the Department of Education may more closely review any application we may file for recertification, new locations, new educational programs, acquisitions of other schools, or other significant changes. For a school that is certified on a provisional basis, the Department of Education may revoke the institution’s certification without advance notice or advance opportunity for the institution to challenge that action. For a school that is provisionally certified on a month-to-month basis, the Department of Education may allow the institution’s certification to expire at the end of any month without advance notice, and without any formal procedure for review of such action. To our knowledge, such action is very rare and has only occurred upon a determination that an institution is in substantial violation of material Title IV requirements. For the foreseeable future, we do not have plans to initiate new educational programs, acquire other schools, or make other significant changes in our operations that would require approval of the Department of Education. Accordingly, we do not believe that our continued provisional certification on a month-to-month basis has had or will have any material impact on our day-to-day operations. However, there can be no assurance that the Department of Education will recertify us while the investigation by the Office of Inspector General of the Department of Education is being conducted, while the qui tam lawsuit is pending, or at all, or that it will not impose restrictions as a condition of approving our pending recertification application or with respect to any future recertification. If the Department of Education does not renew or withdraws our certification to participate in the Title IV programs at any time, our students would no longer be able to receive Title IV program funds. Similarly, the Department of Education could renew our certification, but restrict or delay our students’ receipt of Title IV funds, limit the number of students to whom we could disburse such funds, or place other restrictions on us that could be similar to, or more or less restrictive than, the restrictions that the Department of Education imposed on us in connection with our recertification in 2005. Any of these outcomes would have a material adverse effect on our enrollments and us.

Administrative capability.  Department of Education regulations specify extensive criteria by which an institution must establish that it has the requisite “administrative capability” to participate in the Title IV programs. To meet the administrative capability standards, an institution must, among other things:

•	comply with all applicable Title IV program requirements;

•	have an adequate number of qualified personnel to administer the Title IV programs;

•	have acceptable standards for measuring the satisfactory academic progress of its students;

•	not have student loan cohort default rates above specified levels;

•	have various procedures in place for awarding, disbursing and safeguarding Title IV funds and for maintaining required records;

•	administer the Title IV programs with adequate checks and balances in its system of internal controls;

•	not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

•	provide financial aid counseling to its students;

•	refer to the Department of Education’s Office of Inspector General any credible information indicating that any student, parent, employee, third-party servicer or other agent of the institution has engaged in any fraud or other illegal conduct involving the Title IV programs;

•	submit all required reports and financial statements in a timely manner; and

•	not otherwise appear to lack administrative capability.

If an institution fails to satisfy any of these criteria, the Department of Education may:

•	require the institution to repay Title IV funds its students previously received;

•	transfer the institution from the advance method of payment of Title IV funds to heightened cash monitoring status or the reimbursement system of payment;

•	place the institution on provisional certification status; or

•	commence a proceeding to impose a fine or to limit, suspend or terminate the institution’s participation in the Title IV programs.

The Department of Education also recently published proposed revisions to the administrative capability regulations. These revisions include provisions related to (i) reporting to the Department of Education any reasonable reimbursements paid or provided by a lender to institutional employees with loan or other financial aid responsibilities and (ii) implementation of the new three year cohort default rate rules. Following review of any comments, the Department of Education will publish final regulations. If such final regulations are published by November 1, 2009, which is expected, such new regulations will be effective on July 1, 2010. We will have to make certain administrative and reporting changes to adapt our systems and practices to meet the requirements of these new regulations when they take effect, and we are still assessing the other potential impacts, if any, of these proposed regulations on our business. In addition, as part of our transition from a “term-based” financial aid system (where all students, including online students, begin programs and are eligible to receive financial aid at periodic start dates pursuant to a calendar-based term system) to a “borrower-based” financial aid system (where each student may begin a program and be eligible to receive financial aid at any time throughout the year), we are converting our back office system from Datatel to a series of programs developed by Campus Management Corp., including CampusVue and CampusPortal. This conversion is intended to allow us to manage our non-traditional online students with greater ease and flexibility by providing for rolling and flexible start dates. If we do not effectively implement this system or if the system does not operate as intended, it could affect our ability to comply with the Department of Education’s administrative capability requirements. If we are found not to have satisfied the Department of

Education’s administrative capability requirements, our students could lose, or be limited in their access to, Title IV program funding.

Financial responsibility.  The Higher Education Act and Department of Education regulations establish extensive standards of financial responsibility that institutions such as Grand Canyon University must satisfy in order to participate in the Title IV programs. The Department of Education evaluates institutions for compliance with these standards on an annual basis, based on the institution’s annual audited financial statements, as well as when the institution applies to the Department of Education to have its eligibility to participate in the Title IV programs recertified. The most significant financial responsibility standard is the institution’s composite score, which is derived from a formula established by the Department of Education based on three financial ratios:

•	equity ratio, which measures the institution’s capital resources, financial viability and ability to borrow;

•	primary reserve ratio, which measures the institution’s ability to support current operations from expendable resources; and

•	net income ratio, which measures the institution’s ability to operate at a profit or within its means.

The Department of Education assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. The Department of Education then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score for the institution’s most recent fiscal year must be at least 1.5 for the institution to be deemed financially responsible without the need for further Department of Education oversight. In addition to having an acceptable composite score, an institution must, among other things, provide the administrative resources necessary to comply with Title IV program requirements, meet all of its financial obligations including required refunds to students and any Title IV liabilities and debts, be current in its debt payments, and not receive an adverse, qualified, or disclaimed opinion by its accountants in its audited financial statements.

When we were recertified by the Department of Education in 2005 to continue participating in the Title IV programs, the Department of Education advised us that we did not satisfy its standards of financial responsibility, based on our fiscal year 2004 financial statements, as submitted to the Department of Education. As a result of this and other concerns about our administrative capability, the Department of Education required us to post a letter of credit, accept restrictions on the growth of our program offerings and enrollment, and receive Title IV funds under the heightened cash monitoring system of payment rather than by advance payment. In October 2006, the Department of Education eliminated the letter of credit requirement and allowed the growth restrictions to expire, based upon its review of our fiscal year 2005 financial statements. We have subsequently submitted our fiscal year 2006, 2007, and 2008 financial statements to the Department of Education as required, and we calculated that our composite score for each such fiscal year exceeded 1.5. We therefore believe that we meet the Department of Education’s financial responsibility standards for our most recently completed fiscal year.

If the Department of Education were to determine that we did not meet the financial responsibility standards due to a failure to meet the composite score or other factors, we would expect to be able to establish financial responsibility on an alternative basis permitted by the Department of Education, which could include, in the Department’s discretion, posting a letter of credit, accepting provisional certification, complying with additional Department of Education monitoring requirements, agreeing to receive Title IV program funds under an arrangement other than the Department of Education’s standard advance funding arrangement, such as the reimbursement system of payment or heightened cash monitoring, and complying with or accepting other limitations on our ability to increase the number of programs we offer or the number of students we enroll.

The requirement to post a letter of credit or other sanctions imposed by the Department of Education could increase our cost of regulatory compliance and adversely affect our cash flows. If we are unable to meet the minimum composite score or comply with the other standards of financial responsibility, and could not post a required letter of credit or comply with the alternative bases for establishing financial responsibility, our students could lose their access to Title IV program funding.

Return of Title IV funds for students who withdraw.  When a student who has received Title IV funds withdraws from school, the institution must determine the amount of Title IV program funds the student has “earned.” If the student withdraws during the first 60% of any period of enrollment or payment period, the amount of Title IV program funds that the student has earned is equal to a pro rata portion of the funds the student received or for which the student would otherwise be eligible. If the student withdraws after the 60% threshold, then the student is deemed to have earned 100% of the Title IV program funds he or she received. The institution must return the unearned Title IV program funds to the appropriate lender or the Department of Education in a timely manner, which is generally no later than 45 days after the date the institution determined that the student withdrew. If such payments are not timely made, the institution will be required to submit a letter of credit to the Department of Education equal to 25% of the Title IV funds that the institution should have returned for withdrawn students in its most recently completed fiscal year. Under Department of Education regulations, late returns of Title IV program funds for 5% or more of the withdrawn students in the audit sample in the institution’s annual Title IV compliance audit for either of the institution’s two most recent fiscal years or in a Department of Education program review triggers this letter of credit requirement. We did not exceed this 5% threshold in our annual Title IV compliance audit in our 2006, 2007, or 2008 fiscal years.

The “90/10 Rule.”  A requirement of the Higher Education Act, commonly referred to as the “90/10 Rule,” that is applicable only to for-profit, postsecondary educational institutions like us, provides that an institution loses its eligibility to participate in the Title IV programs, if, under a complex regulatory formula that requires cash basis accounting and other adjustments to the calculation of revenue, the institution derives more than 90% of its revenues for each of two consecutive fiscal years from Title IV program funds. This rule provides that an institution that violates this revenue limit becomes ineligible to participate in the Title IV programs as of the first day of the fiscal year following the second consecutive fiscal year in which it exceeds the 90% threshold, and its period of ineligibility extends for at least two consecutive fiscal years. If an institution exceeds the 90% threshold for two consecutive fiscal years and it and its students have received Title IV funds during the period of ineligibility, the institution will be required to return those funds to the applicable lender or the Department of Education. If an institution’s rate exceeds 90% for any single fiscal year, it will be placed on provisional certification for at least two fiscal years. The August 2008 reauthorization of the Higher Education Act included significant revisions to the “90/10 Rule” that became effective upon the date of the law’s enactment.

Recent changes in federal law that increased Title IV grant and loan limits, and any additional increases in the future, may result in an increase in the revenues we receive from the Title IV programs, which could make it more difficult for us to satisfy the “90/10 Rule.” In addition, economic downturns that adversely affect the employment circumstances of our students or their parents, or that reduce the availability of private loans for our students, could also increase their reliance on Title IV programs. However, such effects may be mitigated by other provisions of the 2008 Higher Education Act reauthorization that allow institutions, when calculating their compliance with this revenue test, to exclude from their Title IV revenues for a three-year period the additional federal student loan amounts that became available through the Unsubsidized Stafford Loan Program starting in July 2008, and to include more non-Title IV revenues, such as revenues from institutional loans under certain circumstances. Using the Department of Education’s formula under the “90/10 Rule” that was in effect prior to the August 2008 reauthorization of the Higher Education Act, for our 2007 and 2008 fiscal years, we derived approximately 74.0% and 78.6%, respectively, of our revenues (calculated on a cash basis) from Title IV program funds. These rates have been reviewed by our financial accounting firm as reflected in the notes to our audited financial statements for each fiscal year. We are reviewing the Department of Education’s proposed regulations and other factors bearing on the trends in our percentage under the 90/10 Rule for our 2009 fiscal year and future years. However, as a result of recent changes in federal law that increased Title IV grant and loan limits, as well as the current economic downturn, which has adversely affected the employment circumstances of our students and their parents and increased their reliance on Title IV programs, we expect the percentage of our revenue that we receive from the Title IV programs to continue to increase in the future, making it more difficult for us to satisfy this requirement.

Exceeding the 90% threshold such that we lost our eligibility to participate in the Title IV programs would have a material adverse effect on our business, prospects, financial condition, and results of operations.

Student loan defaults.  Under the Higher Education Act, an educational institution may lose its eligibility to participate in some or all of the Title IV programs if defaults by its students on the repayment of their FFEL student loans or Federal Direct Loans exceed certain levels. For each federal fiscal year, the Department of Education calculates a rate of student defaults for each institution (known as a “cohort default rate”). An institution’s cohort default rate for a federal fiscal year historically has been calculated by determining the rate at which borrowers who became subject to their repayment obligation in one federal fiscal year default in that same year or by the end of the following federal fiscal year (the “two-year method”). The reauthorization of the Higher Education Act in 2008 extended the measurement period for cohort default rates so that the rate is calculated by determining the rate at which borrowers who became subject to their repayment obligation in one federal fiscal year default in that same year or by the end of the second following federal fiscal year (the “three-year method”), which is expected to increase cohort default rates for most if not all institutions.

The Department of Education has proposed a regulation indicating that it will begin to implement this extended measurement period for the cohort default rates that will be calculated for loans that enter repayment in federal fiscal year 2009, which is the year that ends on September 30, 2009. The Department of Education has proposed a transition period of three years during which it will calculate two cohort default rates for each institution for each of federal fiscal years 2009, 2010 and 2011, with one such rate measured under the two-year method and the other such rate measured under the three-year method. The cohort default rates for federal fiscal year 2009, 2010 and 2011, as calculated under the new three-year method, are not expected to be published until calendar years 2012, 2013 and 2014.

The Department of Education will apply different legal thresholds to measure an institution’s compliance under each set of rates. If the Department of Education notifies an institution that its cohort default rates exceed 25%, as calculated under the two-year method, for each of its three most recent federal fiscal years, or exceed 30%, as calculated under the three-year method, for each of the three most recent federal fiscal years, the institution’s participation in the FFEL program, the FDL program and the Pell program ends 30 days after that notification, unless the institution appeals that determination in a timely manner on specified grounds and according to specified procedures. In addition, an institution’s participation in the FFEL program and the FDL program ends 30 days after notification by the Department of Education that its most recent cohort default rate, as calculated under either the two-year method or the three-year method, is greater than 40%, unless the institution timely appeals that determination on specified grounds and according to specified procedures. An institution whose participation ends under either of these provisions may not participate in the relevant programs for the remainder of the fiscal year in which the institution receives the notification and for the next two fiscal years. If an institution’s cohort default rate for any single federal fiscal year equals or exceeds 25% under the two-year method, or 30% under the three-year method, the Department of Education may place the institution on provisional certification status.

Our cohort default rates on FFEL program loans for the 2004, 2005 and 2006 federal fiscal years, the three most recent years for which such rates have been calculated, were 1.4%, 1.8% and 1.6%, respectively. Our draft cohort default rate for the 2007 federal fiscal year is 1.4%. We expect our cohort default rate for the 2008 federal fiscal year to increase due primarily to the impact of current economic conditions on our students and former students, although we expect such rate to remain well below the Department of Education’s thresholds.

Our students have begun the process of applying for loans under the FDL program for the fall of 2009. When these loans are disbursed, they will be combined with our students’ FFEL loans in calculating our annual student loan cohort default rate. In such case, the potential sanctions discussed in this section would be based on the combined cohort default rate.

Incentive compensation rule.  An institution that participates in the Title IV programs may not provide any commission, bonus, or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment, admissions, or financial aid awarding activity. The Department of Education’s regulations set forth 12 “safe harbors” which describe payments and arrangements that do not violate the incentive compensation rule. The Department of Education’s regulations make clear that the safe harbors are not a complete list of permissible practices under this law. For example, one of these safe harbors permits adjustments to fixed salary for enrollment personnel provided that such adjustments are not made more than twice during any twelve month period, and that any adjustment is not based solely on the number of students recruited, admitted, enrolled, or awarded financial aid, but the regulations do not address other practices, such as the provision of non-cash awards to enrollment personnel. The restrictions of the incentive compensation rule also extend to any third-party companies that an educational institution contracts with for student recruitment, admissions, or financial aid awarding services. Since 2005, we have engaged Mind Streams, LLC to assist us with student recruitment activities.

In recent years, several for-profit education companies have been faced with whistleblower lawsuits, known as “qui tam” cases, brought by current or former employees alleging that their institution had made impermissible incentive payments. A qui tam case is a civil lawsuit brought by one or more individuals (a “relator”) on behalf of the federal government for an alleged submission to the government of a false claim for payment. The relator, often a current or former employee, is entitled to a share of the government’s recovery in the case. A qui tam action is always filed under seal and remains under seal until the government decides whether to intervene in the case. If the government intervenes, it takes over primary control of the litigation. If the government declines to intervene in the case, the relator may nonetheless elect to continue to pursue the litigation at his or her own expense on behalf of the government.

On September 11, 2008, we were served with a qui tam lawsuit that had been filed against us in August 2007, in the United States District Court for the District of Arizona by a then-current employee on behalf of the federal government. All proceedings in the lawsuit had been under seal until September 5, 2008, when the court unsealed the first amended complaint, which had been filed on August 11, 2008. The qui tam lawsuit alleges, among other things, that we violated the False Claims Act by knowingly making false statements, and submitting false records or statements, from at least 2001 to the present, to get false or fraudulent claims paid or approved, and asserts that we have improperly compensated certain of our enrollment counselors in violation of the Title IV law governing compensation of such employees, and as a result, improperly received Title IV program funds. The complaint specifically alleges that some of our compensation practices with respect to our enrollment personnel, including providing non-cash awards, have violated the Title IV law governing compensation. While we believe that our compensation policies and practices at issue in the complaint have not been based on success in enrolling students in violation of applicable law, the Department of Education’s regulations and interpretations of the incentive compensation law do not establish clear criteria for compliance in all circumstances and some of our practices, including in respect of non-cash awards, have not been within the scope of any specific “safe harbor” provided in the compensation regulations. The complaint seeks treble the amount of unspecified damages sustained by the federal government in connection with our receipt of Title IV funding, a civil penalty for each violation of the False Claims Act, attorneys’ fees, costs, and interest. We filed a motion to dismiss this case in November 2008, which was denied by the court in February 2009, and we have continued to vigorously contest this lawsuit.

Pursuant to the court’s mandatory scheduling order, we have entered into settlement discussions with respect to the qui tam matter with the relator. In connection with such discussions, we are negotiating for a comprehensive settlement that would include, among other things, the resolution by the Office of Inspector General of its investigation. Accordingly, any such settlement would need to be approved not only by the relator, but by the U.S. Department of Justice (which has authority to approve settlements of False Claims Act matters), and the Department of Education. While we cannot assure you that this matter will be settled on terms acceptable to us or at all, we do not believe that any potential settlement, if in the amount (which we believe is generally in the range of other settlements of similar qui tam litigation against other for-profit education companies) and on the terms currently under discussion, will materially adversely affect our business, operations, or liquidity, although any charge taken in connection with such a potential settlement would likely be material to our operating results and cash flow for the periods affected by the charge. If such settlement does not occur, we would continue to vigorously defend this lawsuit.

The Office of Inspector General of the Department of Education is responsible for, among other things, promoting the effectiveness and integrity of the Department of Education’s programs and operations, including compliance with applicable statutes and regulations. The Office of Inspector General performs investigations of alleged violations of law, including cases of alleged fraud and abuse, or other identified vulnerabilities, in programs administered or financed by the Department of Education, including matters related to the incentive compensation rule. On August 14, 2008, the Office of Inspector General served an administrative subpoena on Grand Canyon University requiring us to provide certain records and information related to performance reviews and salary adjustments for all of our enrollment counselors and managers from January 1, 2004 to the present. The Office of Inspector General’s investigation is focused on whether we have compensated any of our enrollment counselors or managers in a manner that violated the Title IV statutory requirements or the related Department of Education regulations concerning the payment of incentive compensation based on success in securing enrollments or financial aid. We have been cooperating with the Office of Inspector General to facilitate its investigation and have completed production of all requested documents. See “Risk Factors — The Office of Inspector General of the Department of Education has commenced an investigation of Grand Canyon University, which is ongoing and which may result in fines, penalties, other sanctions, and damage to our reputation in the industry.”

Any fine or other sanction resulting from the Office of Inspector General investigation or otherwise, or any monetary liability resulting from the qui tam action, could damage our reputation and impose significant costs on us, which could have a material adverse effect on our business, prospects, financial condition, and results of operations. We cannot presently predict the ultimate outcome of the qui tam lawsuit or the Office of Inspector General investigation or any liability or other sanctions that might result.

In May 2009, the Department of Education announced that it was initiating a process to revise its regulations in certain areas, including the regulations implementing the incentive compensation rule. The process will involve convening one or more “negotiated rulemaking” teams composed of various representatives of the postsecondary education community nationally, as well as Department of Education employees, to consider how the current regulations should be revised. The Department of Education has stated that it intends for the committees to be appointed and to begin their work in the fall of 2009. Following a committee’s review and drafting of possible revisions to the incentive compensation regulations, the Department of Education will develop and publish proposed revisions to the regulations, on which members of the public will be invited to provide comments. Following review of any public comments, the Department of Education will publish final new regulations. Under current law, any such revisions to the current incentive compensation regulations would not take effect any earlier than July 1, 2011.

Compliance reviews.  We are subject to announced and unannounced compliance reviews and audits by various external agencies, including the Department of Education, its Office of Inspector General, state licensing agencies, agencies that guarantee FFEL loans, the applicable state approving agencies for financial assistance to veterans, and accrediting commissions. As part of the Department of Education’s ongoing monitoring of institutions’ administration of the Title IV programs, the Higher Education Act also requires institutions to annually submit to the Department of Education a Title IV compliance audit conducted by an independent certified public accountant in accordance with applicable federal and Department of Education audit standards. In addition, to enable the Department of Education to make a determination of an institution’s financial responsibility, each institution must annually submit audited financial statements prepared in accordance with Department of Education regulations.

Privacy of student records.  The Family Educational Rights and Privacy Act of 1974, or FERPA, and the Department of Education’s FERPA regulations require educational institutions to protect the privacy of students’ educational records by limiting an institution’s disclosure of a student’s personally identifiable information without the student’s prior written consent. FERPA also requires institutions to allow students to review and request changes to their educational records maintained by the institution, to notify students at least annually of this inspection right, and to maintain records in each student’s file listing requests for access to and disclosures of personally identifiable information and the interest of such party in that information. If an institution fails to comply with FERPA, the Department of Education may require corrective actions by the institution or may terminate an institution’s receipt of further federal funds. In addition, educational institutions are obligated to safeguard student information pursuant to the Gramm-Leach-Bliley Act, or GLBA, a federal law designed to protect consumers’ personal financial information held by financial institutions and other entities that provide financial services to consumers. GLBA and the applicable GLBA regulations require an institution to, among other things, develop and maintain a comprehensive, written information security program designed to protect against the unauthorized disclosure of personally identifiable financial information of students, parents, or other individuals with whom such institution has a customer relationship. If an institution fails to comply with the applicable GLBA requirements, it may be required to take corrective actions, be subject to monitoring and oversight by the FTC, and be subject to fines or penalties imposed by the FTC. For-profit educational institutions are also subject to the general deceptive practices jurisdiction of the FTC with respect to their collection, use, and disclosure of student information. The institution must also comply with the FTC Red Flags Rule, a section of the federal Fair Credit Reporting Act, that requires the establishment of guidelines and policies regarding identity theft related to student credit accounts.

Potential effect of regulatory violations.  If we fail to comply with the regulatory standards governing the Title IV programs, the Department of Education could impose one or more sanctions, including transferring us to the reimbursement or cash monitoring system of payment, requiring us to repay Title IV program funds, requiring us to post a letter of credit in favor of the Department of Education as a condition for continued Title IV certification, taking emergency action against us, initiating proceedings to impose a fine or to limit, suspend, or terminate our participation in the Title IV programs, or referring the matter for civil or criminal prosecution. Since we are provisionally certified to participate in the Title IV programs on a month-to-month basis, the Department of Education could allow our certification to expire at the end of any month without advance notice and without any formal procedure for review of such action. In addition, the agencies that guarantee FFEL loans for our students could initiate proceedings to limit, suspend, or terminate our eligibility to provide FFEL loans in the event of certain regulatory violations. If such sanctions or proceedings were imposed against us and resulted in a substantial curtailment or termination of our participation in the Title IV programs, our enrollments, revenues, and results of operations would be materially and adversely affected.

If we lost our eligibility to participate in the Title IV programs, or if the amount of available Title IV program funds was reduced, we would seek to arrange or provide alternative sources of revenue or financial aid for students. We believe that one or more private organizations would be willing to provide financial assistance to our students, but there is no assurance that this would be the case. The interest rate and other terms of such financial aid would likely not be as favorable as those for Title IV program funds, and we might be required to guarantee all or part of such alternative assistance or might incur other additional costs in connection with securing such alternative assistance. It is unlikely that we would be able to arrange alternative funding on any terms to replace all the Title IV funding our students receive. Accordingly, our loss of eligibility to participate in the Title IV programs, or a reduction in the amount of available Title IV program funding for our students, would have a material adverse effect on our results of operations, even if we could arrange or provide alternative sources of revenue or student financial aid.

In addition to the actions that may be brought against us as a result of our participation in the Title IV programs, we are also subject to complaints and lawsuits relating to regulatory compliance brought not only by our regulatory agencies, but also by other government agencies and third parties, such as present or former students or employees and other members of the public.

Uncertainties, increased oversight, and changes in student loan environment.  Since 2007, student loan programs, including the Title IV programs, have come under increased scrutiny by the Department of Education, Congress, state attorneys general, and other parties. Issues that have received extensive attention include allegations of conflicts of interest between some institutions and lenders that provide Title IV loans, questionable incentives given by lenders to some schools and school employees, allegations of deceptive practices in the marketing of student loans, and schools leading students to use certain lenders. Several institutions and lenders have been cited for these problems and have paid several million dollars in the aggregate to settle those claims. The practices of numerous other schools and lenders are being examined by government agencies at the federal and state level.

As a result of the increased scrutiny of student loan programs, Congress has passed new laws, the Department of Education has enacted stricter regulations, and several states have adopted codes of conduct or enacted state laws that further regulate the conduct of lenders, schools, and school personnel. These new laws and regulations, among other things, limit schools’ relationships with lenders, restrict the types of services that schools may receive from lenders, prohibit lenders from providing other types of funding to schools in exchange for Title IV loan volume, require schools to provide additional information to students concerning institutionally preferred lenders, and significantly reduce the amount of federal payments to lenders who participate in the Title IV loan programs. In addition, recent adverse market conditions for consumer loans in general have adversely affected the student lending marketplace.

The cumulative impact of these developments and conditions has caused some lenders to cease providing Title IV loans to students, including some lenders that previously provided Title IV loans to our students. Other lenders have reduced the benefits and increased the fees associated with the Title IV loans they do provide. We and other schools have had to modify student loan practices in ways that result in higher administrative costs. If the costs of their Title IV loans increase, some students may decide not to take out loans and not enroll in a postsecondary institution. In May 2008, new federal legislation was enacted to attempt to ensure that all eligible students would be able to obtain Title IV loans in the future and that a sufficient number of lenders would continue to provide Title IV loans. Among other things, that legislation:

•	authorized the Department of Education to purchase Title IV loans from lenders, thereby providing capital to the lenders to enable them to continue making Title IV loans to students; and

•	permitted the Department of Education to designate institutions eligible to participate in a “lender of last resort” program, under which federally recognized student loan guaranty agencies would be required to make Title IV loans to all otherwise eligible students at those institutions.

While this legislation appears to have provided some stability to the marketplace for Title IV loans, it is not yet clear if it ultimately will be effective in ensuring students’ access to Title IV loans. The environment surrounding access to and cost of student loans remains in a state of flux. The Department of Education proposed new regulations regarding student loans in July 2009, which could go into effect on July 1, 2010, and Congress is considering legislation to eliminate the FFEL loan program and move all federal student lending into the FDL program. The uncertainty surrounding these issues, and any resolution of these issues that increases loan costs or reduces students’ access to Title IV loans, may adversely affect our student enrollments. Although we are approved to participate in the FDL program, because a significant percentage of our revenue is derived from the Title IV programs, any action by Congress that significantly reduces Title IV program funding or our ability or the ability of our students to participate in the Title IV programs could increase our costs of compliance, reduce the ability of some students to finance their education at our institution, require us to seek to arrange for other sources of financial aid for our students and materially decrease our student enrollment, each of which could have a material adverse effect on us. In addition, a transition to the FDL program could cause disruptions in the administration of Title IV program loans to our students if we or the Department of Education encounter difficulties with the systems or processes necessary for increased FDL program loans.

Regulatory Standards that May Restrict Institutional Expansion or Other Changes

Many actions that we may wish to take in connection with expanding our operations or other changes are subject to review or approval by the applicable regulatory agencies.

Adding teaching locations, implementing new educational programs, and increasing enrollment.  The requirements and standards of state education agencies, accrediting commissions, and the Department of Education limit our ability in certain instances to establish additional teaching locations, implement new educational programs, or increase enrollment in certain programs. Many states require review and approval before institutions can add new locations or programs, and Arizona also limits the number of undergraduate nursing students we may enroll (which represents a small portion of our overall nursing program). The Arizona State Board for Private Postsecondary Education, the Higher Learning Commission, and other state education agencies and specialized accrediting commissions that authorize or accredit us and our programs generally require institutions to notify them in advance of adding new locations or implementing new programs, and upon notification may undertake a review of the quality of the facility or the program and the financial, academic, and other qualifications of the institution. For instance, following applications we filed in

December 2006, we received approval from the Higher Learning Commission and the Arizona State Board for Private Postsecondary Education in March 2008 to add our first doctoral level program.

With respect to the Department of Education, if an institution participating in the Title IV programs plans to add a new location or educational program, the institution must generally apply to the Department of Education to have the additional location or educational program designated as within the scope of the institution’s Title IV eligibility. However, a degree-granting institution such as us is not required to obtain the Department of Education’s approval of additional programs that lead to an associate, bachelor’s, professional, or graduate degree at the same degree level as programs previously approved by the Department of Education. Similarly, an institution is not required to obtain advance approval for new programs that prepare students for gainful employment in the same or a related recognized occupation as an educational program that has previously been designated by the Department of Education as an eligible program at that institution if it meets certain minimum-length requirements. However, as a condition for an institution to participate in the Title IV programs on a provisional basis, the Department of Education can require prior approval of such programs or otherwise restrict the number of programs an institution may add or the extent to which an institution can modify existing educational programs. If an institution that is required to obtain the Department of Education’s advance approval for the addition of a new program or new location fails to do so, the institution may be liable for repayment of the Title IV program funds received by the institution or students in connection with that program or enrolled at that location.

Acquiring other schools.  While we have not acquired any other schools in the past, we may seek to do so in the future. The Department of Education and virtually all state education agencies and accrediting commissions require a company to seek their approval if it wishes to acquire another school. In our case, we would need to obtain the approval of the Arizona State Board for Private Postsecondary Education or other state education agency that licenses the school being acquired, the Higher Learning Commission, any other accrediting commission that accredits the school being acquired, and the Department of Education. The level of review varies by individual state and accrediting commission, with some requiring approval of such an acquisition before it occurs while others only consider approval after the acquisition has occurred. The Higher Learning Commission would require us to obtain its advance approval of such an acquisition. The approval of the applicable state education agencies and accrediting commissions is a necessary prerequisite to the Department of Education certifying the acquired school to participate in the Title IV programs under our ownership. The restrictions imposed by any of the applicable regulatory agencies could delay or prevent our acquisition of other schools in some circumstances.

Provisional certification.  Each institution must apply to the Department of Education for continued certification to participate in the Title IV programs at least every six years, or when it undergoes a change in control, and an institution may come under the Department of Education’s review when it expands its activities in certain ways, such as opening an additional location, adding an educational program, or modifying the academic credentials that it offers.

The Department of Education may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards. In addition, if a company acquires a school from another entity, the acquired school will automatically be placed on provisional certification when the Department of Education approves the transaction. During the period of provisional certification, the institution must comply with any additional conditions or restrictions included in its program participation agreement with the Department of Education. If the Department of Education finds that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution’s certification to participate in the Title IV programs without advance notice or advance opportunity for the institution to challenge that action. In addition, the Department of Education may more closely review an institution that is provisionally certified if it applies for recertification or approval to open a new location, add an educational program, acquire another school, or make any other significant change. Students attending provisionally certified institutions remain eligible to receive Title IV program funds.

We are currently provisionally certified to participate in the Title IV programs on a month-to-month basis. The Department of Education issued our current program participation agreement in May 2005, after an extended review following the change in control that occurred in February 2004. The Department of Education’s 2005 recertification imposed certain conditions on us, including a requirement that we post a letter of credit, accept restrictions on the growth of our program offerings and enrollment, and receive Title IV funds under the heightened cash monitoring system of payment rather than by advance payment. In October 2006, the Department of Education eliminated the letter of credit requirement and allowed the growth restrictions to expire, and in August 2007, it eliminated the heightened cash monitoring restrictions and returned us to the advance payment method. We submitted our application for recertification in March 2008 in anticipation of the expiration of our provisional certification on June 30, 2008. The Department of Education did not make a decision on our recertification application by June 30, 2008 and therefore our provisional certification to participate in the Title IV programs has been automatically extended on a month-to-month basis until the Department of Education makes its decision. Since June 2008, we have filed updates with the Department of Education and communicated with Department of Education personnel in order to update our pending recertification application with relevant information, such as our status as a publicly-traded corporation after the initial public offering and the identity of the members of our board of directors. There can be no assurance that the Department of Education will recertify us while the investigation by the Office of Inspector General of the Department of Education is being conducted, while the qui tam lawsuit is pending, or at all, or that it will not impose restrictions as a condition of approving our pending recertification application or with respect to any future recertification.

Change in ownership resulting in a change in control.  The Department of Education and the Higher Learning Commission, as well as many accrediting commissions and states require institutions of higher education to report or obtain approval of certain changes in control and changes in other aspects of institutional organization or control. The types of and thresholds for such reporting and approval vary among the various regulatory bodies.

Under Department of Education regulations, an institution that undergoes a change in control as defined by the Department of Education loses its eligibility to participate in the Title IV programs and must apply to the Department of Education in order to reestablish such eligibility. In connection with our initial public offering in November 2008, we submitted a description of the offering to the Department of Education, including a description of the voting agreement that forms the basis for the Richardson Voting Group. Based on this description, the Department of Education concluded that our initial public offering did not result in a change in control under the Department of Education’s regulations that were applicable to us before we became a publicly-traded corporation. With respect to publicly-traded corporations, like us, Department of Education regulations provide that a change in control occurs if either: (i) there is an event that would obligate the corporation to file a Current Report on Form 8-K with the SEC disclosing a change in control, or (ii) the corporation has a stockholder that owns, or has voting control over, at least 25% of the total outstanding voting stock of the corporation and is the largest stockholder of the corporation (defined in the regulations as a “controlling shareholder”), and that controlling shareholder ceases to own, or have voting control over, at least 25% of such stock or ceases to be the largest stockholder. Based on the number of shares of common stock expected to be sold by us and the selling stockholders in this offering, we believe that the Richardson Voting Group will continue to hold voting power with respect to 25% or more of our total outstanding voting stock after the completion of the offering and that this offering will not constitute a change in control under the Department of Education’s regulations. See “Beneficial Ownership of Common Stock.” We have notified the Department of Education of this offering and we plan to initiate further communications with the Department of Education to seek its confirmation that the offering will not constitute a change in control under its standards.

The Higher Learning Commission provides that an institution must obtain its approval in advance of a change in ownership, corporate control or structure in order for the institution to retain its accredited status. In June 2009, the Higher Learning Commission adopted new policies and standards for the review of transactions that may constitute such a change in control. One standard provides that a transaction may be considered a change in control if an individual, entity or group increases or decreases its control of shares to greater than or less than 25% of the total outstanding shares of the stock of a parent corporation that owns or controls the accredited institution. In addition, in the event of a change in control, the Higher Learning Commission requires the institution to obtain its approval in advance of the change, and in certain circumstances that process may require several weeks or several months or more to complete. In addition, following a change in control, the Higher Learning Commission will conduct an onsite evaluation within six months in order to continue the institution’s accreditation. The Higher Learning Commission did consider our initial public offering in November 2008 to be a change in control under its policies and, while it approved our consummation of the offering, it informed us that it would conduct a site visit to confirm the appropriateness of the approval and to evaluate whether we continue to meet the Higher Learning Commission’s eligibility criteria. The Higher Learning Commission, after conducting its site visit in March 2009, determined, among other things, that the initial public offering was conducted in a manner that did not disrupt our ongoing operations and that no further action would be required as a result of the change in control, and formally approved the change in control in June 2009. Based on the number of shares of common stock expected to be sold by us and the selling stockholders in this offering, we believe that the Richardson Voting Group will continue to hold voting power with respect to 25% or more of our total outstanding voting stock after the completion of the offering and that this offering will not constitute a change in control under the Higher Learning Commission’s policies. See “Beneficial Ownership of Common Stock.” We have submitted a description of this offering to the Higher Learning Commission and requested its confirmation that the offering will not constitute a change in control under its policies and standards, and the Higher Learning Commission has informed us that it is reviewing our inquiry.

Even if this offering will not constitute a change of control under the Department of Education’s regulations or the Higher Learning Commission’s policies, under the terms of the voting agreement with the Richardson Voting Group, if any person party to the voting agreement transfers shares covered by the proxy in registered or open-market sales, the proxy is no longer effective as to such shares. Accordingly, the number of shares over which the Richardson Voting Group will continue to hold voting power will decrease over time as shares held by other parties to the voting agreement are sold, and we may not be aware of these sales since many of the shares subject to the voting agreement are held in “street name.” If at any time in the future, as a result of such future registered or open-market sales, the number of shares over which the Richardson Voting Group holds voting power falls below 25%, a change in control will occur. At that point, with respect to the Department of Education, if we file a timely and materially complete application, the Department of Education may temporarily certify us on a provisional basis following the change in control, so that our students would retain access to Title IV program funds until the Department of Education completes its full review. In addition, the Department of Education will extend our temporary provisional certification if we timely file other required materials, including any approval of the change of control by the Higher Learning Commission and the Arizona State Board for Private Postsecondary Education, as required, and certain required financial information (consisting of our recent SEC filings) showing our financial condition. As a general matter, an institution is required to file the materially complete application within ten business days after the change in control, as measured from the date of the event that constitutes the change in control. The deadline for an institution to timely file the other materials, including the financial documentation, that are required following a change in control is the last day of the month following the month in which the change of control occurs. For an institution that is owned by a publicly traded corporation, like us, a related Department of Education regulation provides that the deadline to notify the Department of Education of a significant change in the distribution of the ownership of the institution is ten days, as measured from the date on which management of the corporation learns of such significant change or, alternatively, the date that the institution notifies its accrediting agency of such change. If the Department of Education were to determine that we failed to meet any of these application and other deadlines, our certification would expire and our students would not be eligible to receive Title IV program funds until the Department of Education completes its full review, which commonly takes several months and may take longer. If the Department of Education approves the application after a change in control, it would normally certify us on a provisional basis for a period of up to approximately three years. The precise conditions and duration of our provisional certification in this circumstance and what restrictions, if any, may be imposed, are difficult to predict because we have been certified on a month-to-month basis for an extended period and are subject to the ongoing investigation by the Office of Inspector General of the Department of Education and the qui tam lawsuit, which may affect the Department of Education’s decision regarding the terms to attach when it next renews our certification.

With respect to the Higher Learning Commission, if we anticipate that the number of shares over which the Richardson Voting Group holds voting power will fall below 25% at any time in the future, we would be required to obtain the approval of the Higher Learning Commission before such event occurs. However, because we may be unaware when such event occurs, we would plan to seek the cooperation of the Higher Learning Commission to allow us to arrange an appropriate review procedure at that time since there may not be an opportunity to obtain the Higher Learning Commission’s advance review and approval, as is typically required by its policies. Another policy of the Higher Learning Commission provides that an institution is obligated to provide notice of certain transactions, such as the transfer of stock by an investor, promptly after the institution becomes reasonably knowledgeable of such transaction. This policy suggests that, in certain circumstances, the Higher Learning Commission can adapt its procedures to allow an institution, like us, to provide notice and seek the necessary approval after the institution gains knowledge of an investor transaction such as the sale of shares by other parties to the voting agreement, but there can be no assurance that would be the case with respect to this offering or any such sales of stock that may occur following the completion of this offering. In such a circumstance, we cannot predict whether the Higher Learning Commission would impose any limitations or conditions on us, or identify any compliance issues related to us in the context of the change in control process, that could result in our loss of accreditation by the Higher Learning Commission. Any such loss would result in our loss of eligibility to participate in the Title IV programs and cause a significant decline in our student enrollments.

Many states include the sale of a controlling interest of common stock in the definition of a change in control requiring approval, but their thresholds for determining a change in control vary widely. The standards of the Arizona State Board for Private Postsecondary Education provide that an institution that is owned by a publicly-traded company whose control is vested in the voting members of the board of directors, such as Grand Canyon Education, undergoes a change in control if 50% or more of the voting members of the board of directors change within a 12-month period or the chief executive officer of the corporation changes. A change in control under the definition of one of the other state agencies that regulate us might require us to obtain approval of the change in control in order to maintain our authorization to operate in that state, and in some cases such states could require us to obtain advance approval of the change in control.

We notified the Arizona State Board for Private Postsecondary Education of our initial public offering and, based on our communications with that agency before and after the consummation of the initial public offering , we do not believe that our initial public offering constituted a change in control under Arizona law that was applicable to us before we were a publicly traded corporation. We believe that this offering will not constitute a change in control under the standards of the Arizona State Board for Private Postsecondary Education that are applicable to publicly-traded companies because it will not result in a change to 50% or more of the voting members of the board of directors in a 12-month period or since the date that we became a publicly-traded corporation, and because it will not result in a change to the chief executive officer of the corporation. If we were to undergo a change in control under the standards of the Arizona State Board of Private Postsecondary Education at any time in the future, we would be required to file an application with the Arizona State Board for Private Postsecondary Education in order to obtain approval for such change in control. We cannot predict whether the Arizona State Board for Private Postsecondary Education would impose any limitations or conditions on us, or identify any compliance issues related to us in the context of the change in control process, that could result in our loss of authorization in Arizona. Any such loss would result in our loss of eligibility to participate in the Title IV programs and cause a significant decline in our student enrollments.

We also notified other accrediting commissions and state agencies, as we believed necessary, of our initial public offering and the reasons why we believed that offering did not constitute a change in control under their respective standards, or to determine what was required if any such commission or agency did consider the offering to constitute a change in control. None of the other accrediting commissions and state agencies that we notified of our initial public offering advised us that it concluded that the offering constituted a change in control under its policies or that it required us to take any further action. We plan to provide each of these other accrediting commissions and state agencies with a notice and description of this offering before the consummation of the offering. We do not believe that any of them will require us to obtain their approval in connection with this offering, but we cannot be certain of that. If this offering were considered a change of control under the standards of any of these commissions or agencies, and we failed to obtain the approval of that commission or agency, we could lose accreditation, state licensure, or be subject to other limitations or penalties.

Additional state regulation.  Most state education agencies impose regulatory requirements on educational institutions operating within their boundaries. Some states have sought to assert jurisdiction over out-of-state educational institutions offering online degree programs that have no physical location in the state but that have some activity in the state, such as enrolling or offering educational services to students who reside in the state, employing faculty who reside in the state, or advertising to or recruiting prospective students in the state. State regulatory requirements for online education vary among the states, are not well developed in many states, are imprecise or unclear in some states, and can change frequently. In addition to Arizona, we have determined that our activities in certain states constitute a presence requiring licensure or authorization under the requirements of the state education agency in those states, and in other states we have obtained approvals as we have determined necessary in connection with our marketing and recruiting activities. We review the licensure requirements of other states when appropriate to determine whether our activities in those states require licensure or authorization by the respective state education agencies. Because state regulatory requirements, including agency interpretations, can change frequently, and because we enroll students from all 50 states and the District of Columbia, we expect we will have to seek licensure or authorization in additional states in the future. If we fail to comply with state licensing or authorization requirements for any state, we may be subject to the loss of state licensure or authorization by that state, or be subject to other sanctions, including restrictions on our activities in that state, fines, and penalties. While we do not believe that any of the states in which we are currently licensed or authorized, other than Arizona, are individually material to our operations, the loss of licensure or authorization in a state other than Arizona could prohibit us from recruiting prospective students or offering services to current students in that state, which could significantly reduce our enrollments.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Related Person Transactions

We have a written related party transactions policy, pursuant to which our executive officers, directors and principal stockholders, including their immediate family members, are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related person transaction. In approving or rejecting the proposed agreement, our audit committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Under the policy, if we should discover related person transactions that have not been pre-approved, the audit committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

Under the policy, certain types of transactions have been pre-approved by the audit committee, including employment arrangements with executive officers, director compensation, transactions where all stockholders receive proportional benefits, transactions involving competitive bids, regulated transactions, and banking-related service transactions.

Set forth below is a summary of certain transactions since January 1, 2006, in which the Company was or is to be a participant and involving our directors, our executive officers, beneficial owners of more than 5% of our common stock, and some of the entities with which the foregoing persons are affiliated or associated, and in which the amount involved exceeds or will exceed $120,000.

Investor Rights Agreement and Financing Transactions

In connection with our conversion from a limited liability company to a corporation and the related investment in us by Endeavour Capital and its affiliates (the “Endeavour Entities”), and certain other investors on August 24, 2005, we entered into an investor rights agreement. The investor rights agreement, as currently in effect, contains agreements among the parties with respect to registration rights. See “Description of Capital Stock — Registration Rights.” On December 18, 2007, we sold an aggregate of 3,829 shares of Series C preferred stock at a purchase price of $3,500.00 per share, or approximately $13.4 million in total gross proceeds, of which 1,675 shares were sold to the Endeavour Entities, and 834 shares were sold to an investment entity controlled by Brent D. Richardson, our Executive Chairman, and Christopher C. Richardson, our General Counsel and a director (which shares were paid for, in part, by the exchange of 865 outstanding shares of Series B preferred stock purchased in 2006). All outstanding shares of the Series C preferred stock were automatically converted into common stock in connection with our initial public offering.

Voting Agreement

The Department of Education, the Higher Learning Commission, and other accrediting commissions and states require institutions of higher education to report or obtain approval of certain changes in control and changes in other aspects of institutional organization or control. In connection with our initial public offering, certain of our stockholders entered into a proxy and voting agreement, pursuant to which such persons granted to Brent D. Richardson, our Executive Chairman, and Christopher C. Richardson, our General Counsel and a director, on behalf of the Richardson Voting Group, a five-year irrevocable proxy to exercise voting authority with respect to certain shares of our common stock held by such persons, for so long as such shares are held by such persons. Upon the completion of our initial public offering, as a result of the proxy and voting agreement, the Richardson Voting Group had the power to exercise voting authority with respect to 19,516,242 shares of our common stock, or 42.9% of our common stock at such time.

Under the terms of the voting agreement, if any person party to the voting agreement transfers shares covered by the proxy in open-market or other transactions, the proxy is no longer effective as to such shares. Accordingly, the number of shares over which the Richardson Voting Group will continue to hold voting power will decrease over time as shares held by other parties to the voting agreement are sold, which sales we may be not be aware of since many of the shares held by such other parties are held in “street name.” Based on information available to us, we believe that, as of July 31, 2009, the Richardson Voting Group had the power to exercise voting authority with respect to approximately 17.0 million shares of our common stock, or approximately 38% of our common stock. After giving effect to this offering, and based on the number of shares expected to be sold by us and the selling stockholders participating in this offering, we believe that the Richardson Voting Group will continue to have the power to exercise voting authority with respect to more than 25% of our common stock. See “Regulation” and “Beneficial Ownership of Common Stock.”

Special Distribution

We declared a special distribution that was paid promptly after the completion of our initial public offering in November 2008 to our stockholders who owned shares of record immediately prior to the consummation of our initial public offering. The aggregate amount of the special distribution was equal to 75% of the gross proceeds from the sale of common stock in our initial public offering, including 75% of the gross proceeds received by us from the underwriters’ exercise of their over-allotment option. The aggregate amount of the special distribution was $108.7 million, or approximately $3.27 per common share on an as if converted basis.

The following table sets forth the amount of cash paid as a result of the special distribution in respect of outstanding shares of our capital stock as to which each of our executive officers and directors, as well as persons who were holders of 5% or more of our common stock at the time, was deemed to have sole or shared voting or investment power as of the date of the special distribution.

	Shares Beneficially			Special
	Owned and	Date of Acquisition	Original Acquisition	Distribution
	Outstanding as of	of Shares	Cost of Shares to Which	Amount for Shares
	November 18,	Beneficially	Special Distribution	Beneficially
Name of Beneficial Owner	2008(1)	Owned	Related(2)	Owned
			(Dollars in thousands)

5% Stockholders
Endeavour Capital Fund IV and affiliates(3)	9,035,048	August 24, 2005	$16,000	$29,547
	977,090	December 18, 2007	5,863	3,195

Total	10,012,138		21,863	32,742
220 GCU, L.P. and affiliates(4)	4,756,328	February 2, 2004	3,042	15,554
	1,835,130	August 24, 2005	3,250	6,001
	545,218	December 18, 2007	3,271	1,783

Total	7,136,676		9,563	23,338
Staci L. Buse(5)	3,347,452	February 2, 2004	1,443	10,947
	155,719	December 18, 2007	934	509

Total	3,503,171		2,377	11,456
Significant Ventures, LLC	2,767,321	February 2, 2004	36	9,050
	203,823	December 18, 2007	1,223	667

Total	2,971,144		1,259	9,717
Directors
Chad N. Heath(3)	9,035,048	August 24, 2005	16,000	29,547
	977,090	December 18, 2007	5,863	3,195

Total	10,012,138		21,863	32,742
D. Mark Dorman(3)	9,035,048	August 24, 2005	16,000	29,547
	977,090	December 18, 2007	5,863	3,195

Total	10,012,138		21,863	32,742

	Shares Beneficially			Special
	Owned and	Date of Acquisition	Original Acquisition	Distribution
	Outstanding as of	of Shares	Cost of Shares to Which	Amount for Shares
	November 18,	Beneficially	Special Distribution	Beneficially
Name of Beneficial Owner	2008(1)	Owned	Related(2)	Owned
			(Dollars in thousands)

Executive Officers
Brent D. Richardson(5)	3,347,452	February 2, 2004	1,443	10,947
	155,719	December 18, 2007	934	509

Total	3,503,171		2,377	11,456
John E. Crowley(6)	382,435	February 2, 2004	164	1,251
	19,465	December 18, 2007	117	64

Total	401,900		281	1,315
Christopher C. Richardson(5)	3,348,317	February 2, 2004	1,443	10,950
	155,719	December 18, 2007	934	509

Total	3,504,036		2,377	11,459
All directors and executive officers as a group	7,078,204	February 2, 2004	3,050	23,148
	9,035,048	August 24, 2005	16,000	29,547
	1,307,993	December 18, 2007	7,848	4,277

	17,421,245		$26,898	$56,972

(1)	For the purpose of calculating shares beneficially owned and outstanding as of November 18, 2008, which was the date immediately prior to our initial public offering and the record date for purposes of determining the stockholders entitled to receive the special distribution, the number of shares of common stock deemed outstanding included all shares of common stock issuable upon the conversion of all outstanding shares of our Series A and Series C preferred stock. Beneficial ownership is determined in accordance with the rules of the SEC that generally attribute beneficial ownership of securities to persons that possess sole or shared voting power and/or investment power with respect to those securities. The persons identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as set forth in the footnotes to the table included in “Beneficial Ownership of Common Stock.”

(2)	On August 24, 2005, we converted from a limited liability company to a taxable corporation. The reported acquisition cost of shares of common stock represents the value of the capital contributions originally made to acquire the limited liability company interests that were converted into common stock upon such conversion plus capital contributions for which no additional interests were issued, less capital distributions.

(3)	Represents shares held of record by the Endeavour Entities. Messrs. Chad N. Heath and D. Mark Dorman, each of whom is a managing director of Endeavour Capital IV, LLC, the general partner of each of the Endeavour Entities, are members of our Board of Directors.

(4)	Represents shares previously held of record by 220 GCU, L.P., 220 Education, L.P., 220-SigEd, L.P., and SV One, L.P., which, prior to our initial public offering, were collectively the beneficial owners of more than 5% of our common stock.

(5)	Represents shares previously held of record by Rich Crow Enterprises, LLC, and Masters Online, LLC, of which Brent D. Richardson, Christopher C. Richardson, and Staci L. Buse were members and, in each case, which were attributable to, and beneficially owned by, Brent D. Richardson, Christopher C. Richardson, or Staci L. Buse, as applicable.

(6)	Represents shares previously held of record by Rich Crow Enterprises, LLC, of which John E. Crowley, our former chief operating officer, was a member, which were attributable to, and beneficially owned by, John E. Crowley. Mr. Crowley resigned his position as chief operating officer on February 17, 2009.

For additional information regarding share ownership, see “Beneficial Ownership of Common Stock.”

Arrangement with Mind Streams

We are a party to an agreement with Mind Streams, LLC, which is owned and operated, in part, by Gail Richardson, father to Brent D. Richardson, our Executive Chairman, and Christopher C. Richardson, our General Counsel and director. Pursuant to this agreement, Mind Streams identifies qualified applicants for admission to Grand Canyon University in return for which it is a paid a stated percentage of the net revenue (calculated as tuition actually received, less scholarships, refunds, and allowances) derived by us from those identified applicants that matriculate at Grand Canyon University. The term of the agreement runs through December 31, 2010, and can be terminated by either party upon 45 days’ prior written notice. For the years ended December 31, 2006, 2007, and 2008, and for the six months ended June 30, 2009, we expensed $3.7 million, $4.3 million, $5.9 million, and $1.8 million, respectively, to Mind Streams pursuant to this arrangement for students enrolled and expenses reimbursed.

Arrangement with Vergo Marketing

From time to time we obtain marketing services from Vergo Marketing, Inc., of which the sister-in-law of Brent D. Richardson, our Executive Chairman, is a significant stockholder and chief executive officer. For the years ended December 31, 2007 and 2008, and for the six months ended June 30, 2009, we paid Vergo Marketing, Inc. $0.5 million, $0.4 million, and $0.2 million, respectively, for such services.

Endeavour Professional Services Agreement

In connection with the investment by the Endeavour Entities, among others, on August 24, 2005, we entered into a professional services agreement with Endeavour Capital IV, LLC. Under the agreement, we engaged Endeavour Capital IV, LLC as a consultant to our Board of Directors on business and financial matters, including, without limitation, corporate strategy, budgeting, acquisition and divestiture strategies, and debt and equity financings. Under the agreement, we paid Endeavour Capital IV, LLC a one time fee of $340,667 upon execution of the agreement and agreed to pay Endeavour Capital IV, LLC a consulting fee of $250,000 per year thereafter, subject to annual increases as determined by the Board of Directors (not including those directors appointed by Endeavour) based on performance. In addition, we agreed to reimburse Endeavour Capital IV, LLC for reasonable legal, due diligence, travel and other out-of-pocket expenses, and to indemnify Endeavour Capital IV, LLC and its affiliates for any action or inaction related to the agreement, except as a result of their gross negligence or intentional misconduct. For the years ended December 31, 2006, 2007, and 2008, we paid fees to Endeavour Capital IV, LLC in the amount of $0.3 million, $0.3 million, and $0.4 million, respectively, which amounts, in each year, constituted less than 5% of Endeavour Capital IV, LLC’s consolidated gross revenues for such year. The professional services agreement terminated by its terms upon the closing of our initial public offering.

Center for Educational Excellence

The Center for Educational Excellence, LLC was created to explore opportunities to promote and enhance the academic experience we offer. John Crowley, our former Chief Operating Officer, is a member of The Center for Educational Excellence, LLC. For the year ended December 31, 2007, we paid approximately $0.6 million of expenses incurred by The Center for Educational Excellence, LLC, of which $0.3 million was reimbursed to us, and $0.3 million was owed to us and included in due from related parties as of December 31, 2007. No amounts were paid by us to The Center for Educational Excellence, LLC in 2008 or in the six months ended June 30, 2009. The Center for Educational Excellence, LLC was dissolved on April 29, 2009.

Consulting Agreements

On January 8, 2004, we entered into consulting agreements with Significant Ventures, Inc., predecessor to Significant Ventures, LLC, which is one of our significant stockholders, and with 220 Partners, LLC, which is affiliated with Charles M. Preston III, one of our former directors. For the year ended December 31, 2006, we paid $0.4 million and $0.3 million to Significant Ventures and 220 Partners, respectively, for services rendered and expenses reimbursed pursuant to these agreements. These consulting agreements terminated by their terms on December 31, 2006.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2009 for:

•	each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and named executive officers as a group.

The information in the following table and related footnotes has been presented in accordance with the rules of the SEC. Under SEC rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities. Except as we otherwise indicate below and under applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown. Unless otherwise noted below, the address for each holder listed below is 3300 W. Camelback Road, Phoenix, Arizona 85017.

The calculations of beneficial ownership in this table are based on 44,576,417 shares outstanding at June 30, 2009 and assumes the termination of the voting agreement described above under “Certain Relationships and Related Transactions — Voting Agreement” in connection with this offering.

	Common Stock
	Amount and Nature of
	Beneficial Ownership	Percent of Class(1)

Principal Stockholders:
Endeavour Capital Fund IV, L.P. and affiliates(2)	10,012,138	22.5%
Luke M. Buse and Staci Lin Buse Revocable Trust(3)(8)	3,503,171	7.9%
Directors and Named Executive Officers:
Brent D. Richardson(4)(8)	3,503,171	7.9%
Brian E. Mueller	109,329	*
Christopher C. Richardson(5)(8)	3,504,036	7.9%
Daniel E. Bachus	10,000	*
Dr. W. Stan Meyer	2,500	*
Michael S. Lacrosse(6)	30,603	*
Dr. Kathy Player(6)	30,463	*
Chad N. Heath(7)	10,012,138	22.5%
D. Mark Dorman(7)	10,012,138	22.5%
David J. Johnson	11,298	*
Jack A. Henry	6,748	*
All directors and executive officers as a group (11 persons)	17,220,286	38.6%

*	Represents beneficial ownership of less than 1%

(1)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

(2)	Endeavour Capital IV, LLC is the general partner of the Endeavour Entities, and has voting and dispositive power with respect to the shares held by the Endeavour Entities. Messrs. Chad N. Heath and D. Mark Dorman, each of whom is a managing director of Endeavour Capital IV, LLC and serves on our Board of Directors, disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests. The address for these entities is 920 SW Sixth Avenue, Suite 1400, Portland, Oregon 97204.

(3)	Luke M. Buse and Staci Lin Buse, as co-trustees, share voting and dispositive power with respect to the shares owned by of the Luke M. Buse and Staci Lin Buse Revocable Trust. Staci Lin Buse is the sister of Brent D. Richardson, our Executive Chairman, and Christopher C. Richardson, our General Counsel and director. The address for this trust is 6236 E. Montecito Avenue, Scottsdale, Arizona 85251.

(4)	Represents shares held of record by Exeter Capital, LLC, a limited liability company of which Brent D. Richardson, our Executive Chairman and a member of our Board of Directors, is the manager. Mr. Richardson has sole voting and dispositive power with respect to the shares held by Exeter Capital, LLC.

(5)	Represents shares held by Calle Camilia Investments, LLC, a limited liability company of which Christopher C. Richardson, our General Counsel and a member of our Board of Directors, is a manager. Mr. Richardson shares voting and dispositive power with respect to the shares held by Calle Camilia Investments, LLC with his wife and a family trust.

(6)	Includes 29,463 shares of common stock issuable upon exercise of vested stock options.

(7)	Consists of 10,012,138 shares of common stock held of record by the Endeavour Entities (see note (2) above). Messrs. Chad N. Heath and D. Mark Dorman, each of whom is a managing member of Endeavour Capital IV, LLC, the general partner of the Endeavour Entities, and serves on our Board of Directors, disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests.

(8)	In connection with our initial public offering, certain of our stockholders entered into a proxy and voting agreement, pursuant to which such persons granted to the Richardson Voting Group, a five-year irrevocable proxy to exercise voting authority with respect to certain shares of our common stock held by such persons, for so long as such shares are held by such persons. Upon the completion of our initial public offering, as a result of the proxy and voting agreement, the Richardson Voting Group had the power to exercise voting authority with respect to 19,516,242 shares of our common stock, or 42.9% of our common stock at such time.

Under the terms of the voting agreement, if any person party to the voting agreement transfers shares covered by the proxy in open-market or other transactions, the proxy is no longer effective as to such shares. Accordingly, the number of shares as to which the Richardson Voting Group has the shared power to vote or direct the vote will decrease over time as shares held by other parties to the voting agreement are sold, which sales we may not be aware of since many of the shares held by such other parties are held in “street name.” Based on information available to us, we believe that, as of July 31, 2009, the Richardson Voting Group had the power to exercise voting authority with respect to approximately 17.0 million shares of our common stock, or approximately 38% of our common stock. After giving effect to this offering, and based on the number of shares expected to be sold by us and the selling stockholders participating in this offering, we believe that the Richardson Voting Group will continue to have the power to exercise voting authority with respect to more than 25% of our common stock. See “Certain Relationships and Related Transactions — Voting Agreement.”

SELLING STOCKHOLDERS

The following table sets forth information with respect to the number of shares of common stock beneficially owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The following table is prepared based on information supplied to us by the selling stockholders. The information in the following table has been presented in accordance with the rules of the SEC. Under SEC rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities.

						Over-
				Shares Beneficially		allotment
	Shares Beneficially Owned		Shares	Owned After to the		Shares
	Prior to the Offering		Being	Offering		Being	Shares Beneficially After the Over-allotment(3)
	Shares	Percent(1)	Offered	Shares	Percent(2)	Offered(3)	Shares	Percent(2)

Stockholders
Endeavor Associates Fund IV, L.P. and affiliates(4)	10,012,138	22.5%
Brent D. Richardson(5)(8)	3,503,171	7.9%
Christopher C. Richardson(6)(8)	3,504,036	7.9%
Luke M. Buse and Staci Lin Buse Revocable Trust(7)(8)	3,503,171	7.9%
Other Selling Stockholders
Total

*	Less than 1.0%

(1)	Based on 44,576,417 shares outstanding at June 30, 2009.

(2)	Based on 45,576,417 shares outstanding, which reflects shares outstanding at June 30, 2009 plus 1,000,000 shares issued by the Company in connection with this offering.

(3)	Amounts presented assume that the over-allotment option is exercised in full.

(4)	Messrs. Chad N. Heath and D. Mark Dorman, each of whom serves on our Board of Directors, are managing members of Endeavour Capital IV, LLC, the general partner of the Endeavour Entities. Endeavour Capital IV, LLC has voting and dispositive power with respect to the shares of the Endeavour Entities. Messrs. Chad N. Heath and D. Mark Dorman disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests therein. See “Certain Relationships and Related Transactions” for information regarding a professional services agreement we were previously a party to with Endeavour Capital IV, LLC.

(5)	Represents shares held of record by Exeter Capital, LLC, a limited liability company of which Brent D. Richardson, our Executive Chairman and a member of our Board of Directors, is the manager. Mr. Richardson has sole voting and dispositive power with respect to the shares held by Exeter Capital, LLC.

(6)	Represents shares held by Calle Camilia Investments, LLC, a limited liability company of which Christopher C. Richardson, our General Counsel and a member of our Board of Directors, is a manager. Mr. Richardson shares voting and dispositive power with respect to the shares held by Calle Camilia Investments, LLC with his wife and a family trust.

(7)	Staci L. Buse, the sister of Brent D. Richardson and Christopher C. Richardson, and Luke M. Buse, the brother-in-law of Brent D. Richardson and Christopher C. Richardson, are co-trustees of this selling stockholder, and each shares voting and dispositive power with respect to the shares of this selling stockholder.

(8)	In connection with our initial public offering, certain of our stockholders entered into a proxy and voting agreement, pursuant to which such persons granted to the Richardson Voting Group a five-year irrevocable proxy to exercise voting authority with respect to certain shares of our common stock held by such persons, for so long as such shares are held by such persons. Upon the completion of our initial public offering, as a result of the proxy and voting agreement, the Richardson Voting Group had the power to exercise voting authority with respect to 19,516,242 shares of our common stock, or 42.9% of our common stock at such time.

Under the terms of the voting agreement, if any person party to the voting agreement transfers shares covered by the proxy in open-market or other transactions, the proxy is no longer effective as to such shares. Accordingly, the number of shares as to which the Richardson Voting Group has the shared power to vote or direct the vote will decrease over time as shares held by other parties to the voting agreement are sold, which sales we may not be aware of since many of the shares held by such other parties are held in “street name.” Based on information available to us, we believe that, as of July 31, 2009, the Richardson Voting Group had the power to exercise voting authority with respect to approximately 17.0 million shares of our common stock, or approximately 38% of our common stock. After giving effect to this offering, and based on the number of shares expected to be sold by us and the selling stockholders participating in this offering, we believe that the Richardson Voting Group will continue to have the power to exercise voting authority with respect to more than 25% of our common stock. See “Certain Relationships and Related Transactions — Voting Agreement.”

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes provisions of our amended and restated certificate of incorporation and amended and restated bylaws. As of the date of this prospectus, our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.01 par value per share. Immediately after completion of the offering, 45,576,417 shares of common stock and no shares of preferred stock will be outstanding.

The following description of the material provisions of our capital stock and amended and restated certificate of incorporation and amended and restated bylaws is only a summary, does not purport to be complete and is qualified by applicable law and the full provisions of our amended and restated certificate of incorporation and amended and restated bylaws.

Common Stock

Voting Rights.  Holders of common stock are entitled to one vote per share on any matter to be voted upon by stockholders. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.

Dividend Rights.  Subject to the prior rights of holders of preferred stock, for as long as such stock is outstanding, the holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by our Board of Directors out of funds legally available for dividends. We have never declared or paid cash dividends. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future.

Liquidation Rights.  Upon a liquidation or dissolution of our company, whether voluntary or involuntary, creditors and holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. After such distribution, holders of common stock are entitled to receive a pro rata distribution per share of any excess amount.

Undesignated Preferred Stock

Under our amended and restated certificate of incorporation, our Board of Directors has authority to issue undesignated preferred stock without stockholder approval. Our Board of Directors may also determine or alter for each class of preferred stock the voting powers, designations, preferences, and special rights, qualifications, limitations, or restrictions as permitted by law. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.

Registration Rights

We are a party to an amended investor rights agreement with the Endeavour Entities and certain other parties pursuant to which we agreed, under certain circumstances, to register shares of common stock held by each of the parties to the agreement under the Securities Act. The registration rights provisions of the investor rights agreement grant to the Endeavour Entities the right, beginning 90 days following the completion of our initial public offering, to cause us, at our expense, to use our reasonable commercial efforts to register such securities held by the Endeavour Entities for public resale, subject to certain limitations. The exercise of this right will be limited to two requests. In the event that we register any of our common stock following completion of this offering, the Endeavour Entities and certain other holders are entitled to “piggyback” registration rights in which they may require us to include their securities in future registration statements that we may file, either for our own account or for the account of other security holders exercising registration rights. In addition, such holders have the right to request that their shares of common stock be registered on a Registration Statement on Form S-3 so long as the anticipated aggregate sales price of such registered securities as of the date of filing of the Registration Statement on Form S-3 is at least $1 million. These registration rights are subject to various conditions and limitations, including the right of the underwriters of an offering to limit the number of registrable securities that may be included in the offering. We are generally required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions and transfer taxes, if any. Registration of any securities pursuant to these registration rights will result in shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

Provisions of Delaware Law and our Charter and Bylaws with Anti-Takeover Implications

Charter and Bylaw Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies.  Our bylaws provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class. Furthermore, any vacancy on our Board of Directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Written Consent of Stockholders.  Our charter provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Meetings of Stockholders.  Our bylaws provide that only a majority of the members of our Board of Directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements.  Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not earlier than the close of business on the 120th day, nor later than the close of business on the 90th day, prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Amendment to Bylaws and Charter.  As required by the DGCL, any amendment of our charter must first be approved by a majority of our Board of Directors and, if required by law or our charter, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by no less than 66 2/3 percent of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class. Our bylaws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 66 2/3 percent of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class.

Blank Check Preferred Stock.  Our charter provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board of Directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our Board of Directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our Board of Directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change in control of us.

Section 203 of the Delaware General Corporate Law

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Limitations of Director Liability and Indemnification Directors, Officers and Employees

As permitted by the DGCL, provisions in our charter and bylaws limit or eliminate the personal liability of our directors. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

In addition, our bylaws provide that:

•	we will indemnify our directors, officers and, in the discretion of our Board of Directors, certain employees, to the fullest extent permitted by the DGCL, subject to limited exceptions, including an exception for indemnification in connection with a proceeding (or counterclaim) initiated by such persons; and

•	we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our Board of Directors, certain officers and employees, in connection with legal proceedings, subject to limited exceptions.

We have entered into indemnification agreements with each of our executive officers and directors. These agreements provide that, subject to limited exceptions and among other things, we will indemnify each of our executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which a right to indemnification is available.

We maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons who control Grand Canyon Education, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Nasdaq

Our common stock is listed on the Nasdaq Global Market under the symbol “LOPE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences to non-U.S. Holders with respect to the acquisition, ownership and disposition of our common stock. In general, a “Non-U.S. Holder” is any holder of our common stock other than the following:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under section 7701(b)(3) of the Internal Revenue Code of 1986, as amended, or the Code;

•	a corporation (or an entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if (i) a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or (ii) it has a valid election to be treated as a U.S. person in effect.

This discussion is based on current provisions of the Code, Treasury Regulations promulgated under the Code, judicial opinions, published positions of the Internal Revenue Service, or IRS, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and U.S. expatriates. If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion assumes that the Non-U.S. Holder will hold our common stock as a capital asset, generally property held for investment.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING, AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

As described above under “Dividend Policy,” we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the recipient’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “— Gain on Sale or Other Disposition of Common Stock.”

In general, dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Under applicable Treasury Regulations, a Non-U.S. Holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount prescribed by an applicable income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with such a U.S. trade or business (and where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by the recipient) generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, with respect to effectively connected dividends (subject to adjustment).

Gain on Sale or Other Disposition of Common Stock

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder’s shares of common stock unless:

•	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States;

•	the Non-U.S. Holder is an individual who holds shares of common stock as capital assets and is present in the United States for 183 days or more in the taxable year of disposition and various other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock.

If the recipient is a non-United States holder described in the first bullet above, the recipient will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-United States holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If the recipient is an individual non-United States holder described in the second bullet above, the recipient will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if the Non-U.S. Holder actually or constructively held more than 5% of our common stock

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments made to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, unless a Non-U.S. Holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.

Proceeds from the disposition of common stock by a Non-U.S. Holder effected by or through a United States office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a Non-U.S. Holder or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-U.S. office of a broker. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, specified U.S. branches of foreign banks or insurance companies or a foreign partnership with certain connections to the United States, information reporting but not backup withholding will apply unless:

•	the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and other conditions are met; or

•	the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are filed with the IRS.

Estate Tax

Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2009, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares

Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
BMO Capital Markets Corp.
William Blair & Company, L.L.C.
Piper Jaffray & Co.
Barrington Research Associates, Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Certain of the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of           additional outstanding shares from such selling stockholders at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. Thereafter, the representative may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

We, our directors and executive officers, and the selling stockholders have agreed that we and they will not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge, or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge, disposition, or filing, or to enter into any transaction, swap, hedge, or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated waive such extension in writing. The restrictions described in this paragraph do not apply to, among other things, the sale of shares to the underwriters, transactions by any person other than us relating to shares of common stock or other securities acquired in open-market transactions after the completion of the offering of shares or the offer, sale, issuance, or disposal by us of any of our securities, or any securities convertible into or exchangeable or exercisable for any of our securities, pursuant to our equity compensation plan.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking, and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees and expenses. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated has also acted as lender under our term loan due 2014.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO EUROPEAN ECONOMIC AREA RESIDENTS

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, an offer of shares of common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer;

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression an “offer of shares of common stock to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO UNITED KINGDOM RESIDENTS

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the shares in, from or otherwise involving the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together, we refer to as relevant persons). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

NOTICE TO SWISS INVESTORS

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

NOTICE TO INVESTORS IN THE DUBAI INTERNATIONAL FINANCIAL CENTRE

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing the common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders, and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Resale Restrictions,” and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus and other legal matters will be passed upon for us by DLA Piper LLP (US), Phoenix, Arizona. The underwriters have been represented by Latham & Watkins LLP, Los Angeles, California.

EXPERTS

The financial statements of Grand Canyon Education, Inc. appearing in Grand Canyon Education, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement.

We are subject to the reporting and information requirements of the Exchange Act and, as a result, we are required to file periodic and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we file with the SEC at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the SEC’s Internet site at http://www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information in this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document already on file with the SEC. The information incorporated by reference is an important part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (excluding any document, or portion thereof, to the extent disclosure is furnished and not filed).

•	our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 20, 2009, which incorporates by reference certain sections from our proxy statement filed with the SEC on April 10, 2009, which we also incorporate by reference into this prospectus;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009; and

•	our Current Reports on Form 8-K filed with the SEC on February 19, 2009, March 25, 2009, April 3, 2009, April 27, 2009, May 4, 2009, and August 3, 2009.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference in this prospectus, at no cost. Any such request may be made by writing or telephoning us at the following address or phone number:

Grand Canyon Education, Inc.
3300 West Camelback Road
Phoenix, Arizona 85017
Attention: Corporate Secretary
(602) 639-7500

These documents can also be requested through, and are available in, the Investor Relations section of our website, which is located at www.gcu.edu, or as described under “Where You Can Find Additional Information” above. The information on, or accessible through, our website does not constitute part of, and is not incorporated into, this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under this registration statement, other than underwriting discounts and commissions. All amounts shown are estimates except the SEC registration fee and the Financial Industry Regulatory Authority, Inc. filing fee. The following expenses will be borne solely by the registrant.

SEC registration fee	8,442
FINRA filing fee	15,628
Nasdaq listing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous expenses	*

Total

*	Estimate

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Section 8.1 of our bylaws provides that we will indemnify, to the fullest extent permitted by the DGCL, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee, or agent of another corporation or of another entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, subject to limited exceptions relating to indemnity in connection with a proceeding (or part thereof) initiated by such person. Section 8.1 of our bylaws further provides for the advancement of expenses to each of our officers and directors.

Article VIII of our charter provides that, to the fullest extent permitted by the DGCL, as the same exists or may be amended from time to time, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the DGCL, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (iv) for any transaction from which the director derived an improper personal benefit.

We also intend to maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the DGCL or the provisions of charter or bylaws.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and by our charter and bylaws.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Since January 1, 2006, we have issued the following securities that were not registered under the Securities Act:

Preferred Stock

On December 18, 2007, we sold an aggregate of 3,829 shares of our newly designed Series C preferred stock at a purchase price of $3,500 per share, or approximately $13.4 million total, of which 1,675 shares were sold to the Endeavour Entities, 834 shares were sold to Rich Crow Enterprises, LLC (an investment entity controlled by Brent D. Richardson, our Executive Chairman, and Christopher C. Richardson, our General Counsel and a director), and 935 shares were sold to 220 GCU, L.P. and its affiliates. The purchase price payable by Rich Crow Enterprises for its shares of Series C preferred stock was paid in part by the exchange of the 865 outstanding shares of Series B preferred stock it purchased in 2006. The sales were made in reliance on Rule 506 of Regulation D promulgated under the Securities Act.

Common Stock

In November 2008, we issued, in reliance on Section 4(2) of the Securities Act, 909,348 shares of our common stock upon the exercise of a warrant that was issued in June 2004. The exercise price of the warrant was approximately $0.58 per share, or $526,316 of the aggregate.

In November 2008, we granted, in reliance on Section 4(2) of the Securities Act, 109,329 shares of our common stock to our Chief Executive Officer.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Number	Description	Method of Filing

1.1	Form of Underwriting Agreement	To be filed by amendment.
3.1	Amended and Restated Certificate of Incorporation	Incorporated by reference to Exhibit 3.1 to Amendment No. 6 to the Company’s Registration Statement on Form S-1 filed with the SEC on November 12, 2008.
3.2	Amended and Restated Bylaws	Incorporated by reference to Exhibit 3.2 to Amendment No. 6 to the Company’s Registration Statement on Form S-1 filed with the SEC on November 12, 2008.
4.1	Specimen of Stock Certificate	Incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
4.2	Amended and Restated Investor Rights Agreement, dated September 17, 2008, by and among Grand Canyon Education, Inc. and the other parties named therein	Incorporated by reference to Exhibit 4.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
5.1	Opinion of DLA Piper LLP (US) regarding the validating of the common stock	Filed herewith.
10.1	Amended and Restated Executive Employment Agreement, dated September 10, 2008, by and between Grand Canyon Education, Inc. and Brent D. Richardson†	Incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
10.2	Amended and Restated Executive Employment Agreement, dated September 10, 2008, by and between Grand Canyon Education, Inc. and Christopher C. Richardson†	Incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
10.3	Executive Employment Agreement, dated September 1, 2008, by and between Grand Canyon Education, Inc. and Kathy Player†	Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 25, 2009.
10.4	2008 Equity Incentive Plan†	Incorporated by reference to Exhibit 10.4 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
10.5	2008 Employee Stock Purchase Plan†	Incorporated by reference to Exhibit 10.5 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
10.6	Lease Agreement, effective June 28, 2004, by and between Spirit Finance Acquisitions, LLC and Significant Education, LLC	Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.7	First Amendment to Lease Agreement, effective September 24, 2004, by and between Spirit Finance Acquisitions, LLC and Significant Education, LLC	Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.8	Second Amendment to Lease Agreement, effective August 23, 2005, by and between Spirit Master Funding, LLC and Significant Education, LLC	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.

Number	Description	Method of Filing

10.9	Third Amendment to Lease Agreement, effective June 2006, by and between Spirit Master Funding, LLC and Significant Education, Inc.	Incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.10	Fourth Amendment to Lease Agreement, effective August 9, 2006, by and between Spirit Master Funding, LLC and Significant Education, Inc.	Incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.11	Fifth Amendment to Lease Agreement, effective December 31, 2006, by and between Spirit Master Funding, LLC and Significant Education, Inc.	Incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.12	Sixth Amendment to Lease Agreement, effective September 30, 2007, by and between Spirit Master Funding, LLC and Significant Education, Inc.	Incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.13	Seventh Amendment to Lease Agreement, effective March 28, 2008, by and between Spirit Master Funding, LLC and Significant Education, Inc.	Incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.14	License Agreement, dated June 30, 2004, by and between Blanchard Education, LLC and Significant Education, LLC	Incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.15	Letter Agreement, dated February 6, 2006, by and between The Ken Blanchard Companies and Grand Canyon University	Incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.16	Amendment to License Agreement, dated May 8, 2008, by and between Blanchard Education, LLC and Grand Canyon Education, Inc.	Incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.17	Collaboration Agreement, dated July 11, 2005, by and between Mind Streams, LLC and Significant Education, LLC (as supplemented by Project One and Project Two)	Incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 13, 2008.
10.18	Executive Employment Agreement, dated June 25, 2008, by and between Grand Canyon Education, Inc. and Daniel E. Bachus†	Incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 13, 2008.
10.19	Executive Employment Agreement, dated June 25, 2008, by and between Grand Canyon Education, Inc. and Brian E. Mueller†	Incorporated by reference to Exhibit 10.20 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 13, 2008.
10.20	Executive Employment Agreement, dated June 25, 2008, by and between Grand Canyon Education, Inc. and W. Stan Meyer†	Incorporated by reference to Exhibit 10.21 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 13, 2008.
10.21	Form of Director and Officer Indemnity Agreement	Incorporated by reference to Exhibit 10.21 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
10.22	Purchase and Sale Agreement, dated April 27, 2009, by and among Grand Canyon Education, Inc., Spirit Master Funding, LLC, and Spirit Management Company	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2009.

Number	Description	Method of Filing

10.23	Loan Agreement, dated April 27, 2009, by and between Grand Canyon Education, Inc. and Bank of America, N.A.	Incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2009.
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.
23.2	Consent of DLA Piper LLP (US)	Included in Exhibit 5.1.
24.1	Power of Attorney	Included on signature page.

Significant Education, LLC is the predecessor to Significant Education, Inc., which is the former name of Grand Canyon Education, Inc.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

(b) Financial Statement Schedules

All schedules are omitted because they are not required, are not applicable or, the information is included in the financial statements or the notes thereto.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

We hereby undertake that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona on August 26, 2009.

GRAND CANYON EDUCATION, INC.

By:	/s/ Brian E. Mueller
Name: Brian E. Mueller
Title:  Chief Executive Officer and Director

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian E. Mueller, Daniel E. Bachus, Brent D. Richardson, and Christopher C. Richardson, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign such registration statement and any and all amendments, including past-effective amendments, to this registration statement, including a prospectus or amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same with all documents in connection therewith to be filed the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement and the Power of Attorney has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brent D. Richardson Brent D. Richardson	Executive Chairman	August 26, 2009

/s/ Brian E. Mueller Brian E. Mueller	Chief Executive Officer and Director (Principal Executive Officer)	August 26, 2009

/s/ Daniel E. Bachus Daniel E. Bachus	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 26, 2009

/s/ Christopher C. Richardson Christopher C. Richardson	General Counsel and Director	August 26, 2009

/s/ David J. Johnson David J. Johnson	Director	August 26, 2009

/s/ Jack A. Henry Jack A. Henry	Director	August 26, 2009

/s/ D. Mark Dorman D. Mark Dorman	Director	August 26, 2009

/s/ Chad N. Heath Chad N. Heath	Director	August 26, 2009

EXHIBIT INDEX

Number	Description	Method of Filing

1.1	Form of Underwriting Agreement	To be filed by amendment.
3.1	Amended and Restated Certificate of Incorporation	Incorporated by reference to Exhibit 3.1 to Amendment No. 6 to the Company’s Registration Statement on Form S-1 filed with the SEC on November 12, 2008.
3.2	Amended and Restated Bylaws	Incorporated by reference to Exhibit 3.2 to Amendment No. 6 to the Company’s Registration Statement on Form S-1 filed with the SEC on November 12, 2008.
4.1	Specimen of Stock Certificate	Incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
4.2	Amended and Restated Investor Rights Agreement, dated September 17, 2008, by and among Grand Canyon Education, Inc. and the other parties named therein	Incorporated by reference to Exhibit 4.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
5.1	Opinion of DLA Piper LLP (US) regarding the validity of the common stock	Filed herewith
10.1	Amended and Restated Executive Employment Agreement, dated September 10, 2008, by and between Grand Canyon Education, Inc. and Brent D. Richardson†	Incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
10.2	Amended and Restated Executive Employment Agreement, dated September 10, 2008, by and between Grand Canyon Education, Inc. and Christopher C. Richardson†	Incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
10.3	Executive Employment Agreement, dated September 1, 2008, by and between Grand Canyon Education, Inc. and Kathy Player†	Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 25, 2009.
10.4	2008 Equity Incentive Plan†	Incorporated by reference to Exhibit 10.4 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
10.5	2008 Employee Stock Purchase Plan†	Incorporated by reference to Exhibit 10.5 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
10.6	Lease Agreement, effective June 28, 2004, by and between Spirit Finance Acquisitions, LLC and Significant Education, LLC	Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.7	First Amendment to Lease Agreement, effective September 24, 2004, by and between Spirit Finance Acquisitions, LLC and Significant Education, LLC	Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.8	Second Amendment to Lease Agreement, effective August 23, 2005, by and between Spirit Master Funding, LLC and Significant Education, LLC	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.

Number	Description	Method of Filing

10.9	Third Amendment to Lease Agreement, effective June 2006, by and between Spirit Master Funding, LLC and Significant Education, Inc.	Incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.10	Fourth Amendment to Lease Agreement, effective August 9, 2006, by and between Spirit Master Funding, LLC and Significant Education, Inc.	Incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.11	Fifth Amendment to Lease Agreement, effective December 31, 2006, by and between Spirit Master Funding, LLC and Significant Education, Inc.	Incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.12	Sixth Amendment to Lease Agreement, effective September 30, 2007, by and between Spirit Master Funding, LLC and Significant Education, Inc.	Incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.13	Seventh Amendment to Lease Agreement, effective March 28, 2008, by and between Spirit Master Funding, LLC and Significant Education, Inc.	Incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.14	License Agreement, dated June 30, 2004, by and between Blanchard Education, LLC and Significant Education, LLC	Incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.15	Letter Agreement, dated February 6, 2006, by and between The Ken Blanchard Companies and Grand Canyon University	Incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.16	Amendment to License Agreement, dated May 8, 2008, by and between Blanchard Education, LLC and Grand Canyon Education, Inc.	Incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 13, 2008.
10.17	Collaboration Agreement, dated July 11, 2005, by and between Mind Streams, LLC and Significant Education, LLC (as supplemented by Project One and Project Two)	Incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 13, 2008.
10.18	Executive Employment Agreement, dated June 25, 2008, by and between Grand Canyon Education, Inc. and Daniel E. Bachus†	Incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 13, 2008.
10.19	Executive Employment Agreement, dated June 25, 2008, by and between Grand Canyon Education, Inc. and Brian E. Mueller†	Incorporated by reference to Exhibit 10.20 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 13, 2008.
10.20	Executive Employment Agreement, dated June 25, 2008, by and between Grand Canyon Education, Inc. and W. Stan Meyer†	Incorporated by reference to Exhibit 10.21 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 13, 2008.
10.21	Form of Director and Officer Indemnity Agreement	Incorporated by reference to Exhibit 10.21 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 29, 2008.
10.22	Purchase and Sale Agreement, dated April 27, 2009, by and among Grand Canyon Education, Inc., Spirit Master Funding, LLC, and Spirit Management Company	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2009.

Number	Description	Method of Filing

10.23	Loan Agreement, dated April 27, 2009, by and between Grand Canyon Education, Inc. and Bank of America, N.A.	Incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2009.
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.
23.2	Consent of DLA Piper LLP (US)	Included in Exhibit 5.1.
24.1	Power of Attorney	Included on signature page.

Significant Education, LLC is the predecessor to Significant Education, Inc., which is the former name of Grand Canyon Education, Inc.

†	Indicates a management contract or any compensatory plan, contract or arrangement.